UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

Amendment Number 4

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended______________________

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to _______________

Commission file number 0-49605

Commander Resources Ltd. (Formerly Major General Resources)
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 1550, 409 Granville Street, Vancouver, B.C. Canada V6C iT2
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
N/A	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Stock, No Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 42,099,328

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. **[X] Yes** [ ] No

Indicate by check mark which financial statement item the registrant has elected to follow.
[X] Item 17 [ ] Item 18

Index to Exhibits on Page 111

Commander Resources Ltd.
Form 20-F/A Registration Statement
Table of Contents

Page

Part I

Part II

Part III

METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply by
Hectares	Acres	2.471
Meters	Feet (ft.)	3.281
Kilometers (km)	Miles	0.621
Tonnes	Tons (2000 pounds)	1.102
Grams/tonne	Ounces (troy/ton)	0.029

GLOSSARY OF TERMS

Aeromagnetic Survey – A geophysical survey using an instrument used to measure magnetic field strength from an airplane or towed behind an aircraft.

Alkalic - An igneous rock that contains more alkali metals than is considered average for the group of rocks to which it belongs.

Alteration – any change in the mineral composition of a rock brought about by physical or chemical means.

Andesine – A white to gray feldspar that is a common rock-forming mineral in a differentiated gabbros.

Arsenopyrite - the most common arsenic mineral and principal ore of arsenic; occurs in many sulfide ore deposits, particularly those containing lead, silver, and gold.

Assaying - laboratory examination that determines the content or proportion of a specific metal (ie:silver) contained within a sample. Technique usually involves firing/smelting.

Basal Till - Unsorted glacial debris at the base of the soil column where it comes into contact with the bedrock below.

Batholith – a very large intrusive mass of igneous rock.

Bornite – a brittle rock found in metamorphic and mafic rocks that can be a source of copper.

Breccia - A rock in which angular fragments are surrounded by a mass of fine-grained minerals.

Bulk Sample – A collection of representative mineralized material whose location, geologic character and metal assay content can be determined and then used for metallurgical or geotechnical testing purposes.

Carried Interest – The Company's working interest share of capital and operating costs are paid by another party for a specified period of time or until a specific event occurs.

Chalcopyrite - A sulphide mineral of copper and iron.

Chlorite – A group of widely distributed minerals that are associated with and resemble micas.

Clastic - Fragments of minerals and rocks that have been moved individually from their places of origin.

Core Samples - the cylindrical form of rock called "core" that is extracted from a diamond drill hole. Mineralized sections are separated and these samples are sent to a laboratory for analysis.

Craton - A part of the Earth's crust that has attained stability, and has been little deformed for a prolonged period.

Diabase - A common basic igneous rock usually occurring in dykes or sills

Diamond Drilling – a type of rotary drilling in which diamond bits are used as the rock-cutting tool to produce a recoverable drill core sample of rock for observation and analysis.

Dilation - Deformation by a change in volume but not shape.

Diorite - An intrusive igneous rock.

Dip – the angle that a structural surface, a bedding or fault plan, makes with the horizontal, measured perpendicular to the strike of the structure.

Disseminated – where minerals occur as scattered particles in the rock.

Dyke (Dike) - A tabular igneous intrusion that cuts across the bedding or foliation of the country rock.

Dyke Swarm - A group of dykes, which may be in radial, parallel, or en echelon arrangement. Their relationship with the parent plutonic body may not be directly observable.

Electromagnetic Surveying - a geophysical method of systematically measuring electromagnetic waves in a specific area of the Earth's surface.

Epithermal – low temperature hydrothermal process or product.

Esker – A long ridge of drift deposited by a receding glacier.

Exploration – work involved in searching for ore, usually by drilling or driving a drift.

Fault – a fracture or break in rock along which there has been movement.

Feasibility Study – is a definitive study of the viability of a mineral project by a qualified professional which defines: (1) mining methods, pit configuration, mine scheduling, mine equipment and all related costing, (2) method of mineral processing and all related plant, equipment and costing, (3) necessary determination of all infrastructure required and relevant costs and (4) all requirements of government and markets for mine operation. A definitive financial analysis of the mineral project taking into consideration all relevant factors, which will establish the presence of a Mineral Reserve and the details of its economic viability.

Felsic – an adjective describing an igneous rock having mostly light colored minerals and rich in silica, potassium and sodium.

Foliation – the planar arrangement of textural or structural features in any type of rock.

Gabbro – a coarse-grained, crystalline, dark igneous rock.

Geochemistry - The study of the chemical properties of rocks.

Geophysical Survey - A scientific method of prospecting that measures the physical properties of rock formations. Common properties investigated include magnetism, specific gravity, electrical conductivity and radioactivity.

Gneiss - A layered or banded crystalline metamorphic rock, the grains of which are aligned or elongated into a roughly parallel arrangement.

Gossan - A rust-colored capping or staining of a mineral deposit, generally formed by the oxidation or alteration of iron sulphides.

Graben - A downfaulted block of rock.

Grade – The metal content of rock with precious metals, grade can be expressed as troy ounces or grams per tonne of rock.

Halo - A circular distribution pattern about the source or origin of a mineral or ore. It is encountered principally in magnetic and geochemical surveys.

Hematite - An oxide of iron, and one of iron’s most common ore minerals.

Hydrothermal – the products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

Hydrothermal alteration - the process by which heated or superheated water/solutions alter the chemistry of the rocks they circulate through.

Igneous – a primary type of rock formed by the cooling of molten material.

Induced Polarization (IP) - A method of ground geophysical surveying employing an electrical current to determine indications of mineralization.

Inlier – An area or group of rocks surrounded by rocks of younger age.

Intrusion; Intrusive – molten rock that is intruded (injected) into spaces that are created by a combination of melting and displacement.

Kimberlite - A variety of peridotite; the most common host rock of diamonds.

Lens - A body of ore that is thick in the middle and tapers towards the ends.

LT - long tons.

Mafic - Igneous rocks composed mostly of dark, iron- and magnesium-rich minerals.

Mineralization - occurrences of minerals, which may have an economic value.

Metallurgical Tests - are scientific examinations of rock/material to determine the optimum extraction of metal contained. Core samples from diamond drill holes are used as representative samples of the mineralization for this test work.

Mineral – a naturally formed chemical element or compound having a definitive chemical composition and, usually a characteristic crystal form.

Mineralization – a natural concentration in rocks or soil of one or more metalliferous minerals.

Net Profit Interest – A phrase used to describe a royalty payment made by a producer of metals based on a percentage of revenue from production, less deduction of the costs of commercial production, including exploration, capital and operating costs.

Net Smelter Return Royalty (NSR) – A phrase used to describe a royalty payment made by a producer of metals based on gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

Olivine - A mineral group that is olive green, grayish green, brown, or black that are common rock-forming minerals in gabbros and basalts.

Outcrop - The part of a rock formation that appears at the surface of the ground.

Overburden - Loose soil, sand, gravel, etc. that lies above the bedrock or ore deposit.

Percussion Drill - Drill in which the drilling bit falls with force onto rock, or a pneumatic drill in which a piston delivers hammer blows.

Peridotite - An intrusive igneous rock consisting mainly of olivine.

Plunge - The vertical angle a linear geological feature makes with the horizontal plane.

Porphyry - Any igneous rock in which relatively large crystals, are set in a fine-grained groundmass.

Prefeasability Study – is a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and where an effective method of mineral processing had been determined. This Study must include a financial analysis based on reasonable assumptions of technical engineering, operating, and economic factors.

Pyrite - an iron sulphide mineral (FeS2), the most common naturally occurring sulphide mineral.

Pyrrhotite - A bronze-colored, magnetic iron sulphide mineral.

Quartz – crystalline silica; often forming veins in fractures and faults within older rocks.

Resource – a concentration of mineral material in such form and amount that economic extraction of a commodity from the concentration is currently or potentially feasible. Locations, grade, quality or quantity are estimated from specific geologic evidence.

Reverse Circulation Drilling (RC) – a drilling method used in geological appraisals whereby the drilling fluid passes inside the drill stem to a down-the-hole precision bit and returns to the surface outside the drill stem carrying the drill chip samples.

Shear zone - a zone in which shearing has occurred on a large scale so that the rock is crushed and brecciated.

Showing - Surface occurrence of mineral.

Silification – the in situ alteration of a rock, which involves an increase in the proportion of silica minerals.

Sill - An intrusive sheet of igneous rock of roughly uniform thickness that has been forced between the bedding planes of existing rock; Also the floor of a gallery or passage in a mine.

Specularite - A black or gray variety of hematite with a metallic luster.

Stratigraphy – the sequence of bedded rocks in a particular area.

Strike - The direction, or bearing from true north, of a vein or rock formation measure on a horizontal surface.

Stringer - A narrow vein or irregular filament of a mineral or minerals traversing a rock mass.

Tonne – A metric ton, or 2,204 pounds.

Tourmaline – A complex, crystalized silicate.

Trenching - the process of exploration by which till is removed from a trench cut from the earth’s surface.

Troctolite - A type of gabbro that is commonly speckled like trout.

Vein – a thin, sheet-like, crosscutting body of hydrothermal mineralization, principally quartz.

Volcanics – those originally molten rocks, generally fine grained, that have reached or nearly reached the Earth’s surface before solidifying.

Part I

Item 1. Identity of Officers and Directors

Table No. 1
Company Directors and Officers

Name	Position	Business Address
William J. Coulter	President, Chief Executive Officer and Director	1550 – 409 Granville St. Vancouver, B.C. V6C 1T2
Bernard H. Kahlert	Vice-President Exploration and Director	1550 – 409 Granville St. Vancouver, B.C. V6C 1T2
Jonathan Rubenstein	Director	900 – 999 West Hastings St. Vancouver, B.C. V6C 2W2
Victor A. Tanaka	Director	1550 – 409 Granville St. Vancouver, B.C. V6C 1T2
Janice Davies	Corporate Secretary	1550 – 409 Granville St. Vancouver, B.C. V6C 1T2

The Company’s auditor for the last three Fiscal Years is G. Ross McDonald, Chartered Accountant whose offices are located at Suite 1502, 543 Granville Street, Vancouver, British Columbia V6C 1X8. G. Ross McDonald was first appointed auditor by the Company on December 13, 1988.

The Company’s legal firm is Brown, McCue of Suite 1650, 999 West Hastings Street, Vancouver, British Columbia, Canada, V6C 2W2.

Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

SELECTED FINANCIAL DATA

The selected financial data of the Company for Fiscal 2001, 2000 and 1999, was derived from the financial statements of the Company. The financial statements for Fiscal 2001, Fiscal 2000 and Fiscal 1999 were audited by G. Ross McDonald, Chartered Accountant, as indicated in his report which is included elsewhere in this Registration Statement.

The information in Table No. 2 was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading ITEM 9, "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS".

Reference is made to Note 12 of the financial statements of the Company included herein for a discussion of the differences, in the case of the Company, between Canadian GAAP and US GAAP, and their effect on the Company's financial statements.

To date, the Company has not generated sufficient cash flow from operations to fund ongoing operational requirements and cash commitments. The Company has financed its operations principally through the sale of its equity securities. While the Company believes it has sufficient capital and liquidity to finance current operations, nevertheless, its ability to continue operations is dependent on the ability of the Company to obtain additional financing. Refer to ITEM 1, "PLAN OF OPERATIONS" and see ITEM 9, "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS".

Table No. 2 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as disclosed in footnotes to the financial statements.

Table No. 2
Selected Financial Data
(US$ in 000, except per share data)

	Nine Months Ended 9/30/02 (unaudited)	Nine Months Ended 9/31/01 (unaudited)	Year Ended 12/31/01	Year Ended 12/31/00	Year Ended 12/31/99	Year Ended 12/31/98	Year Ended 12/31/97
Revenue	$155	$0	$132	$1,470	$0.44	$125	$168
Net Income(Loss) Cdn. GAAP (1)	$122	($262)	($168)	$620	($1,611)	($645)	($1,633)
Earnings(Loss) Per Share Cdn GAAP	$0.00	($0.01)	($0.01)	$0.01	($0.04)	($0.02)	($0.02)
Net Income(Loss)US GAAP	N/A	N/A	($882)	($246)	($1,959)	N/A	N/A
Earnings (Loss) Per Share US GAAP(2)	N/A	N/A	($0.02)	($0.01)	($0.05)	N/A	N/A
Dividends Per Share Cdn GAAP	0	0	0	0	0	0	0
Dividends Per Share US GAAP	0	0	0	0	0	0	0
Wtd.Avg.No.Shares US GAAP	N/A	N/A	42,099	41,873	39,065	N/A	N/A
Wtd.Avg.No.Shares Cdn GAAP	N/A	N/A	42,099	41,873	39,065	N/A	N/A
Working Capital	$1,115	$1,682	$1,298	$2,412	$307	$78	$158
Mineral Properties Cdn GAAP	$7,030	$6,078	$8,332	$7,625	$9,018	$8,685	$7,425
Mineral Properties US GAAP	N/A	N/A	$0	$0	$0	N/A	N/A
Long Term Debt Cdn GAAP	$0	$0	$0	$0	$0	$0	$0
Shareholder's Equity (Cdn GAAP)	$8,427	$9,782	$8,526	$8,694	$9,342	$9,500	$9,057
Shareholders' Equity US GAAP	N/A	N/A	($257)	$578	$(166)	N/A	N/A
Total Assets (Cdn GAAP)	$9,581	$9,855	$9,743	$10,146	$9,500	$9,605	$9,173
Total Assets (US GAAP)	N/A	N/A	$1,427	$2,521	$481	N/A	N/A

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in United States Dollars. References in this document to "$" and "C$" refer to Canadian dollars, unless otherwise specified; references to "US$" refer to United States dollars.

The value of the U.S. Dollar in relation to the Canadian Dollar was $1.54 as of June 10, 2002.

The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the US Dollar (US$).

Table No. 3 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal periods ended December 31, 2002; the average rates for the periods; and the range of high and low rates for the periods. For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian Dollars required under that formula to buy one US Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 3
U.S. Dollar/Canadian Dollar

<r>

	Average	**High**	**Low**	**Close**
Fiscal Year Ended 12/31/02	$1.57	$1.61	$1.51	$1.52
Fiscal Year Ended 12/31/01	$1.55	$1.60	$1.49	$1.59
Fiscal Year Ended 12/31/00	$1.48	$1.56	$1.44	$1.50
Fiscal Year Ended 12/31/99	$1.48	$1.53	$1.44	$1.44
Fiscal Year Ended 12/31/98	$1.40	$1.46	$1.34	$1.42
Three Months Ended 12/31/02	$1.57	$1.59	$1.55	$1.58
Three Months Ended 9/30/02	$1.58	$1.60	$1.51	$1.59
Three Months Ended 6/30/02	$1.54	$1.60	$1.51	$1.52
Three Months Ended 3/31/02	$1.60	$1.61	$1.58	$1.60
Three Months Ended 12/31/01	$1.58	$1.60	$1.56	$1.59
Three Months Ended 9/30/01	$1.55	$1.58	$1.51	$1.58
Three Months Ended 6/30/01	$1.54	$1.58	$1.51	$1.52
February 2003	$1.51	$1.53	$1.49	$1.49
January 2003	$1.54	$1.58	$1.52	$1.53
December 2002	$1.56	$1.58	$1.55	$1.58
November 2002	$1.57	$1.59	$1.55	$1.57
October 2002	$1.57	$1.59	$1.56	$1.57
September 2002	$1.58	$1.59	$1.55	$1.59

</r>

Forward-looking Statements

The forward-looking information in this document is based upon the conclusions of management. The Company cautions investors that due to risks and uncertainties, actual events may differ materially from current expectations.

Statement of Capitalization and Indebtedness

Table No. 4
Statement of Capitalization and Indebtedness

Designation of Security	Amount Authorized	Amount Outstanding as of March 28, 2003
Common Shares	100,000,000	17,728,830 Shares
Reorganization Shares	25,000,000	None
Preferred Shares		None
Common Share Options		2,031,665 options
Common Share Warrants		2,388,888 Warrants
Long Term Debt		None

Risk Factors

Mineral Exploration is a Highly Risky and Speculative Business:
Resource exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environment protection, the combination of which factors may result in the Company not receiving an adequate return on investment capital.

The Company's Exploration Efforts May Be Unsuccessful:
There is no certainty that the expenditures to be made by the Company in the exploration of its properties as described herein will result in discoveries of mineralized material in commercial quantities. Most exploration projects do not result in the discovery of commercially mineable deposits and no assurance can be given that any particular level of recovery of mineral reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) mineral deposit which can be legally and economically exploited. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production.

The Company has a Lack of Cash Flow to Support its Operations:
None of the Company's properties have advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations. The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. Historically, the only source of funds available to the company has been through the sale of its common shares, exploration and/or property payments from joint venture partners as well as the sale of property interests. Any future additional equity financing would cause dilution to current stockholders. If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its activities which would likely have a negative effect on the stock price.

The Company's Properties Have No Reserves:
The properties in which the Company has an ownership interest or the concessions in which the Company has the right to earn an ownership interest are in the exploratory stage only and are without a known body of ore. If the Company does not discover a body of ore in the properties in which the Company has an interest or the concessions in which the Company has the right to earn an interest, management intends to search for other properties or concessions where they can continue similar work. There is no guarantee, however, that the Company will ever discover an ore body.

The Company has No Guarantee of Clear Title to its Mineral Properties:
The Company's mining claims have not been surveyed and accordingly the precise location of the boundaries of the claims and ownership of mineral rights on specific tracts of lands comprising the claims may be in doubt. The properties may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects.

The Company Has a Reliance upon Joint Venture Partners to Conduct Exploration:
Several of the Company's properties are subject to joint-venture agreements with unaffiliated companies. Certain of these agreements name the partner as the operator of the joint-venture and call for the partner to conduct minimum levels of exploration spending and/or property payments in order to maintain the property and joint venture in good standing. If the joint-venture partner is unable to conduct the exploration and/or make the agreed upon option payments, it could have a negative effect upon the Company's plan of operations and financial position.

There is an Uncertainty of Obtaining Additional Funding to Meet Its Expected Future Requirements; Any Additional Funding Would Lead to The Possible Dilution to Present and Prospective Shareholders:
The Company will require additional funds to complete future exploration if the Company's current exploration programs are successful. Failure to obtain additional financing in a timely basis could cause the Company to forfeit its interest in its properties, and/or reduce or terminate its operations. There is no guarantee the Company will be successful in closing additional financings. In addition, future financings which the Company obtains may be on terms less favorable to the Company than those obtained previously. Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock.

Future Mineral Prices May Not Support Corporate Profit:
The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are developed, future market pricing and demand will result in a profitable enterprise. The price of minerals is volatile over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to new discoveries or improved mining techniques.

The Company's Mineral Exploration Operations are Subject to Environmental Regulations:
The current and anticipated future operations of the Company require permits from various federal, territorial and local governmental authorities and such operations are and will be governed by laws and regulations governing various elements of the mining industry. The Company's exploration activities in Canada are subject to various Federal, Provincial and local laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies. The

Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. There can be no assurance, however, that all permits which the Company may require for future exploration will be obtainable on reasonable terms or that such laws and regulations, or that new legislation or modifications to existing legislation, would not have an adverse effect on any project which the Company might undertake. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.

Risks Associated with Penny Stock Classification:
The Company's stock is subject to "penny stock" rules as defined in 1934 Securities and Exchange Act rule 3a51-1. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. The Company's common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company's common shares in the United States and shareholders may find it more difficult to sell their shares.

The Company Has a History of Net Losses:
The Company has had net losses since July 23, 1987 (Date of incorporation).

In Fiscal 2001, ended December 31, the Company had a net loss of ($168,534); and, in Fiscal 2000, ended December 31, the Company had a net income of $351,333; and, in Fiscal 1999, ended December 31, the Company had a net loss of ($1,611,614).

The cumulative net loss from date of incorporation to December 31, 2001 has been ($9,305,046).

The Company Has a Dependence on Certain Key Personnel:
The Company strongly depends on the business and technical expertise of its management and key personnel. There is little possibility that this dependence will decrease in the near term. As the Company's operations expand, additional general management resources will be required.

Certain Officers and Directors Serve as Officers and Directors of Other Companies:
Certain directors and officers of the Corporation are also directors, officers or shareholders of other companies including those that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. The directors of the Corporation are required by law to act honestly and in good faith with a view to the best interests of the Corporation and to disclose any interest, which they may have in any project or opportunity of the Corporation. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matters. In determining whether or not the Corporation will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Corporation may be exposed and its financial position at that time.

Director Victor Tanaka is a Director of Fjordland Exploration, IMPACT Minerals, Pathfinder Resources, and Serengeti Resources, all mineral exploration companies listed on the TSX Venture Exchange; Director Jonathan Rubenstein is a Director of Canico Resources traded on the TSX Venture Exchange; Cumberland Resources and Redcorp Ventures traded on the Toronto Stock Exchange; and Dynamic Oil and Gas traded on the Toronto Stock Exchange and NASDAQ small-cap market. Corporate Secretary Janice Davies is Corporate Secretary for Diamonds North traded on the TSX Venture Exchange.

History of Volatility of the Common Stock Share Price:
In recent years, securities markets in Canada have experienced a high level of price and volume volatility, and the market price of many resource companies, particularly those considered speculative exploration companies, have experienced wide fluctuations in price. Exploration for minerals is considered high risk and highly speculative and the trading market for mineral exploration companies is characteristically volatile, with wide fluctuation of price and volume only in part related to progress of exploration. There can be no assurance that continual fluctuations in the Company’s share price and volume will not occur.

Company is Subject to Industry Competition:
The Company competes with other developmental resource companies which have similar operations, and many competitors have operations and financial resources and industry experience greater than those of the Company.

Difficulty for U.S. Investors to Effect Service of Process Against the Company:
The Company is incorporated under the laws of the Province of British Columbia, Canada. A majority of the Company’s directors and officers are residents of Canada and substantially all of the Company’s assets and its subsidiaries are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgment of a U.S. court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the

Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

Item 4. Information on the Company

DESCRIPTION OF BUSINESS

Introduction

Commander Resources Ltd. (hereinafter also referred to as the "Registrant", "Commander" or the "Company") is a Canadian mineral resources exploration company. The Company currently has interests in mineral exploration properties, all of which are located in Canada.

Presently, the Company is in the exploration stage and there is no assurance that a commercially viable ore deposit (a reserve) exists in any of its properties until further exploration work is done and a comprehensive economic evaluation based upon that work is concluded.

The Company's head office is located at 1550 - 409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2. The telephone number is (604) 685-5254 and the facsimile number is (604) 685-2814. The Company also maintains a website at www.commanderresources.com. The Company's contact person is William J. Coulter, President.

The Company has 100,000,000 shares of no par common stock and 25,000,000 of no par reorganization shares authorized. As of 12/31/01, the end of the Company's most recent fiscal year, there were 14,033,109 shares of common stock outstanding (adjusting for a 1 for 3 reverse stock split of May, 2002) and no reorganization shares outstanding. As of June 10, 2002, the date of this Registration Statement, there were 17,328,831 shares of common stock outstanding and no reorganization shares outstanding.

The Company's common stock trades on the TSX Venture Exchange under the symbol "CMD".

Corporate Background

Incorporation Data

The Company was incorporated under the laws of British Columbia, Canada on July 23, 1987. The Company conducted its Initial Public Offering in Canada only and shares of the Company began trading on the Vancouver Stock Exchange (now the Canadian Venture Exchange) on July 23, 1987.

Historical Corporate Development

Since incorporation, the Company has been involved in the exploration of natural resource properties.

The Corporation was incorporated under the laws of the Province of British Columbia on July 23, 1987 under the No. 94 Sail View Ventures Ltd., pursuant to the Company Act of British Columbia. The name was changed to "Major General Resources Ltd." on September 9, 1987.

On May 3, 2002, the Company completed a corporate reorganization. The Company's subsidiary, Diamonds North Resources Ltd., was transferred to shareholders and the Company, in exchange for a 9.5% interest in Diamonds North, transferred its interests in its diamond exploration properties to Diamonds North. Concurrent with the transfer, the Company reverse split its stock on the basis of one new share for three old shares and changed its name to "Commander Resources Ltd.".

The Corporation commenced active exploration and acquisition of mineral resource properties in 1987. The Corporation's main objective is to acquire mineral properties, finance their exploration and development either through its own efforts or through joint-ventures with other mining companies.

On February 28, 1990, the Company acquired a portfolio of 32 exploration stage mineral properties located in Canada from UMEX Inc. Although certain of the acquired properties have been dropped, most of the UMEX properties remain within the Company's current portfolio of 22 properties and have provided a base from which the Company has expanded its operations through the acquisition of addition properties by staking and joint-venture agreements.

During the Fiscal Year 1998 ended December 31, 1998 exploration was conducted on nine of the Company's properties with 4 of the programs funded by the Company and 5 by joint-venture partners. In April, the Company optioned its Victoria Island Property to Monopros Limited. These properties have since been assigned to former subsidiary Diamonds North. For the year, the Company recorded $1,586,060 in property exploration and acquisition costs while receiving $227,899 in option and property payments. The Company recorded property write-offs in the amount of $97,624.

During the Fiscal Year 1999 ended December 31, 1999 the Company agreed to sell its Hammerdown/Rumbullion gold property in Newfoundland to Abiting Inc., an arms-length party. The purchase price was $4,000,000 consisting of cash payments totaling $3,400,000 and a further $600,000 upon commencement of production at the property at the rate of $10 per ounce of gold product from the property in excess of 70,000 ounces to 130,000. After 200,000 ounces of gold production, the Company is entitled to receive $20 per ounce provided the price of gold exceeds US$290 per ounce. The cash component of $3,400,000 was paid and the sale of the property was completed on March 3, 2000.

In August 1999, the Company and a joint-venture partner completed an option agreement with Dia Met Minerals on 2 large tracts of land on Victoria Island in Nunavut separate from those optioned to Monopros. On the first property, Dia Met can earn a 51% interest by expending $4.5 million in exploration over 5 years. On the second property, Dia Met can earn a 51% interest by spending $2.5 million in exploration over 5 years. These properties have since been assigned to former subsidiary Diamonds North.

For Fiscal Year 1999, the Company recorded $597,418 in property and exploration expenditures while receiving $198,437 in property and joint-venture option payments. The Company allowed four mineral licenses in Newfoundland to lapse and ceased exploration on five mineral properties in British Columbia and Ontario and recorded a write down on these properties in the amount of $66,065.

The Company completed a Private Placement on October 15, 1999. It consisted of the sale of 1,301,832 flow-through units and 984,000 non-flow through units at $0.15 per unit for proceeds of $329,114 (433,944 flow-through units and 328,000 non-flow through units at $0.45 per unit after adjusting for the 1 for 3 share consolidation effective May 3, 2002.)

During the Fiscal Year 2000 ended December 31, 2000, the Company completed the sale of the Hammerdown/Rumbullion gold property and recorded a gain of $1,308,610 on the transaction. Due to poor exploration results, the Company terminated the option on its Spider Lake property in Ontario and allowed certain mineral exploration licenses in Newfoundland to lapse and recorded a write down on the properties in the amount of $404,096.

In July 2000, the Company signed an option agreement with Hudson Bay Exploration and Development Company Ltd. on the Company’s 100% owned Green Bay Property in Newfoundland. Hudson Bay can earn 60% of the Property by spending $3.5 million on exploration over 4 years and making option payments to the Company. Hudson Bay dropped its option on the property during 2002.

For Fiscal 2000, the Company recorded $75,166 in property acquisition costs, $1,700,824 in exploration costs but received $927,508 in recoveries and property option payments.

In September 2001, the Company and its partners in the Misty Lake property signed an option agreement with BHP Billiton whereupon BHP can earn a 35% interest in the property if it drill tests the property and intersects kimberlite within two years. BHP can increase its interest to 51% if it completes a 200 tonne bulk test sample on any one kimberlite on the property. This property has since been assigned to former subsidiary Diamonds North.

Also in September 2001, the Company and its partner Donner Minerals completed an option agreement with Falconbridge Limited where Falconbridge can earn a 50% in the 33.5 square kilometer Sarah Lake property by spending $4,000,000 on exploration over 4 years. Falconbridge is currently exploring the property under the JV agreement with Donner and the Company.

For Fiscal Year 2001, the Company recorded $147,546 in property acquisition costs, $891,053 in exploration costs minus $307,382 in recoveries and property option payments and wrote-off $24,771 in mineral properties.

On February 15 2002, the Company completed a Private Placement of 533,333 Units at $0.30 per Unit for total proceeds of $160,000 (after adjusting for the 1 for 3 share consolidation effective May 3, 2002.)

On February 27 2002, the Company completed a Private Placement of 2,222,222 Units at $0.45 per Unit for total proceeds of $1,000,000 (after adjusting for the 1 for 3 share consolidation effective May 3, 2002)

Plan of Reorganization

On March 4 2002, the management of Major General Resources proposed to shareholders a "Plan of Arrangement" which provided for the reorganization of the Company. Management determined that by separating the metal exploration assets and the diamond exploration assets into two separate companies would facilitate future financing opportunities and maximize shareholder value.

Under the Plan of Reorganization (the "Plan"), the Company's diamond property assets would be transferred into a new company, Diamonds North Resources Ltd. ("DNR"). Major General Resources would consolidate its issued and outstanding common shares on the basis of 3 old shares for 1 new share and the name of the Company would be changed to Commander Resources Ltd.

Once the consolidation of the name change are declared effective, the Company would then exchange each 3.5 issued and outstanding post consolidated common shares of the Company for 3.5 new common shares and one reorganized share of the Company. All the reorganized shares will be transferred to DNR in exchange for one common share of DNR to be issued by DNR for each reorganized share transferred, and the Company will redeem all of the reorganization shares by the transfer to DNR of its diamond exploration property interests (the "Diamond Property Interests"). To facilitate the activation of DNR, the Company has advanced a $300,000 working capital loan to DNR. The Company's non-diamond exploration properties and the balance of the working capital will remain with the Company.

The Company will be issued by DNR 890,000 common shares of DNR and will retain up to a 2% royalty on diamond production on each property transferred to DNR. Except for the 890,000 common shares that will be held by the Company, the completed Reorganization will result in common shareholders of the Company holding the same proportionate number of common shares in both the Company and DNR. As soon as possible after completion of The Plan, DNR will use its best efforts to conclude a prospectus offering to raise an estimated $1,500,000 through the issuance of 3,000,000 DNR and 1,500,000 DNR share purchase warrants. In addition, DNR will seek a listing of its shares on the TSX Venture Exchange.

The proposed reorganization was unanimously approved by Major General’s Board of Directors on March 4, 2002. The plan was approved by the Company’s shareholders at the Extraordinary General Meeting held April 12, 2002. Approval of the reorganization was applied for and approved by the Supreme Court of British Columbia on April 17, 2002.

The Company has completed the $300,000 loan to Diamonds North for working capital purposes. The loan accrues interest at a rate of 6% per year and is repayable by March 1, 2004 or may be converted into DNR units at a price of $0.50 per unit. Each unit would consist of one common share and one-half of a share purchase warrant, with each warrant exercisable to acquire one common share of DNR at a price of $0.60 per share from a one year period from the date the DNR shares commence trading on the TSX Venture Exchange.

On May 3, the Company completed its Reorganization. The name of the Company was changed to Commander Resources and the common shares of Major General were consolidated on the basis of 1 new common share for 3 old shares. The outstanding common stock options and purchase warrants were also consolidated on the same basis and the exercise prices were tripled. The outstanding warrants and options were also separated to be exercisable separately into Commander common shares and Diamonds North shares on the basis of 1 common share of DNR for every 3.5 shares of Commander.

Pursuant to the consolidation, the Company also issued each holder 1 reorganization share for each 3.5 post-consolidation share of Commander. All the reorganization shares of Commander held by Commander shareholders were transferred to Diamonds North in exchange for 4,951,032 common shares of DNR. DNR then exchanged all the reorganization shares with Commander in exchange for Commander’s diamond properties.
<r>
The Exchange ratio of all reorganization shares held by Commander for 4,951,032 common shares of Diamonds North was determined after giving consideration to:

1. The Book Value of the transferred diamond exploration properties, as compared to the book value of all mineral properties of Commander at December 31, 2001; and

2. The resulting share capital structure of both companies, post-reorganization and in particular the comments of underwriters of the prospectus offering of Diamonds North.

The exemption from registration replied upon in completing the issuance of common shares of Diamonds North is section 3(a)(10) of the Securities Act of 1933.
</r>
DNR has filed a preliminary prospectus with the British Columbia Securities Commission in connection with a proposed initial public offering of its common shares and is now listed on the TSX Venture Exchange under the symbol "DDN".

Full details of the Plan of Arrangement and reorganization is contained in the Information Circular and Schedules that have been filed as exhibits to this Registration Statement.
<r>

DESCRIPTION OF PROPERTY

Corporate Offices

The Company's executive offices are located in subleased space of approximately 2,649 square feet located at 1550 - 409 Granville Street, Vancouver B.C. V6C 1T2. The lease is through February 29, 2004 and sublet from a larger rented office space shared with several other corporations with directors in common. The Company's share of annual rental costs under the current agreement is approximately $31,000. The space is considered adequate for the Company's current and anticipated future needs.

The Company currently has a direct interest in 21 mineral exploration properties and royalty interests in several additional properties. The properties are all at the exploration stage and are prospective for base metals, precious metals and diamonds. All of the properties are located in Canada. The Company considers 4 of its projects to be of primary importance to its current operations. The remainder of the Company's properties are held in good standing. Several are subject to joint-venture agreements and exploration is being conducted by the Company's partners while the others are inactive and are being held in the portfolio for either a recovery in the commodity price of metals or for possible joint-venture opportunities with other mining companies.

Subject to the Plan of Reorganization as discussed above, the Company has transfered its diamond exploration property assets to a newly-incorporated corporation, Diamonds North Resources Ltd. The Company retains a direct interest in 21 metal exploration properties, including the Company's 4 core properties and a royalty interest on the transferred diamond properties.

The following is a description of the Company's mineral properties and its interest in such properties.

Green Bay Project

The Green Bay Project is a 12,567 hectare property in 741 claim units located in north-central Newfoundland. The Property has no reserves does not represent a producing property and the Company's current operations consist of a joint-venture with Hudson Bay Exploration and Development Company Ltd. consisting of an exploratory search for mineable deposits of minerals.

The Company owns a 100% interest in the project (subject to certain varying underlying royalty interests on certain claim blocks of between 0.5 and 1%).


COMMANDER
RESOURCES LTD.
GREENBAY - HAMMERDOWN PROPERTIES
Springdale, Newfoundland
INDEX MAP
GREEN BAY -HAMMERDOWN PROPERTIES
Baie Verte
Springdale
Deer Lake
Gander
Corner Brook
Buchans
NEWFOUNDLAND
St. Johns
100 KM


COMMANDER RESOURCES LTD.
CLAIM MAP
Green Bay - Hammerdown Properties
Springdale, Newfoundland
2 KM
L4841
L4870
Hammerdown Lease 153
Exclusion Zone
L4857
L4824
PHELPSDODGE
ROSSBURTON
L4330
L7581M
L7580M
L7582M
L4775M
NSR

How acquired

The Company originally acquired a portion of the current project through an option agreement for a 50% ownership position with Noranda Inc. in 1987. In 1992 the Company acquired the remaining 50% interest they did not own. Between 1992 and 1997, the Company added to the original property by acquiring additional acreage through staking and option agreements. In 1999, the Company sold a portion of the property containing the Hammerdown/Rumbullion gold project (described separately) but retained the remainder of the property.

Hudson Bay Agreement

On July 10, 2000 the Company entered into a joint-venture agreement with Hudson Bay Exploration and Development Company Ltd. ("HBED"), a subsidiary of Anglo-American. Under the agreement, HBED may earn a 60% interest in the properties by making exploration expenditures of $3.5 million and option payments of $200,000 over a period of four years. Once HBED has earned the 60% interest, a Joint Venture will be formed where HBED may earn an additional 15% interest by funding a feasibility study, upon which ownership will be HBED 75% and Commander 25%. If Commander dilutes to a 10% equity interest, its joint venture interest will revert to a 2% NSR of which 1% can be bought by HBED for $2 million.

During 2002, Hudson Bay completed a drill program on the property. After review of the results, Hudson Bay determined the property did not satisfy its exploration criteria and the terminated its option.

Location and Access

The property lies north-central Newfoundland near the mining town of Springdale. The property crossed by Provincial Highway 391 and access to the remainder of the property is by logging roads.

Regional and Property Geology

The region of Newfoundland containing the project is underlain by several groups of volcanic rock including the Lushs Bight Group and the Catchers Pond Group. Several known faults underlie the property and region, including the Green Bay Fault. The area is known as containing several types of mineralized systems and hosts the Buchans Mining Camp where historical production of copper, zinc, lead, silver and gold is well documented. The Springdale region has several historic copper and base metal mines dating to at least the 1880's.

The Green Bay property lies at an elevation varying between 150 and 250 meters above sea level. Exploration can be conducted all year-round. Winters tend to be snowy, which can cause local flooding and wet conditions during the Spring months. The property is forested, although certain portions of the property have been logged. Outcrop exposure varies from excellent in the logged areas to poor in others and overburden is generally less than 5 meters thick.

History and Previous Work

The area containing the project lies within a historical mining district dating from at least the late-1800's. From 1909 to 1959, intermittent mining and exploration was conducted on the property by various local workers. In the late 1950's to the 1960's, Brinex, Falconbridge and Cominco conducted various exploration surveys and limited drilling in search of base metals on a large concession which included the boundaries of the Company's Green Bay project. Noranda acquired claims covering the northeastern area of the property in 1986. In 1987, Commander acquired a 50% option on the property and jointly the companies conducted several phases of exploration, including trenching and drilling. These programs discovered the Hammerdown and Rumbullion gold deposits.

In 1991, Noranda sold its 50% interest to Hemlo Gold who subsequently sold the interest to Commander for its current 100% interest. From 1993 to 1997, the Company acquired additional ground through staking or option agreement and continued exploring the property through surveys, sampling and mapping as well as drilling. The program outlined several new base-metal occurrences on the property.

Rio Algom Exploration optioned most of the property (minus the Hammerdown and Rumbullion areas which were later sold to Abiting Inc. in 1999) to Rio Algom Company on December 23, 1997. Rio Algom conducted detailed compilation of previous work as well as new mapping, geophysical surveys and a 5 hole BQ diamond drill program. When the program failed to discover a significant Volcanic Massive Sulphide (VMS) deposit, Rio terminated its option.

In July 2000, the Company entered the option agreement with HBED. Hudson Bay proceeded to conduct a low level aeromagnetic survey, collected soil and rock samples and completed over 350 kilometers of geological mapping. A second phase consisted of additional surveying and a 5 hole, 1800 meter diamond drilling program. Three of the holes did not encounter significant mineralization while the other 2 holes encountered encouraging volcanic breccias and base metal mineralization.

Identified Property Mineralization

Since first optioning the project in 1987, the Company and its joint-venture partners have identified several areas of mineralization on the Green Bay project which may warrant further investigation.

Lochinvar: Lochinvar is a zinc-copper-silver-lead massive sulphide deposit which was last drilled by Commander in 1996. Although the previous work intersected base metal mineralization, the geology underlying the area suggests the extent of any additional mineralization is limited.

Lochinvar South/Beetle Pond: This area lies to the southeast of Lochinvar and was first drilled by Cominco in 1967 with 2 holes which intersected 0.5% copper over 0.5 meters. Noranda drilled 2 new holes under Bettle Pond which intersected 1.6% zinc over 2.0 meters. Commander conducted a geochemical survey in the area which returned highly anomalous gold values. This survey was followed up with several drill holes which returned minor gold values, including one hole with a 1 meter section returning 2.67 g/t gold. Hole RJ-93-10 was drilled west of the earlier holes and interested 1.2% zinc over a 1.5 meter width. The drill results combined with survey and soil geochemistry results warrant further work in this area.

Batters Brook: In 1995, the Company drilled this area based upon positive results from positive soil geochemistry and electromagnectic survey results. Hole BB-95-7 returned an intersection of 6.3 meters grading 6.6% zinc, 0.75% copper, 2.7% lead 50.8 g/t silver and 0.98 g/t gold. In total, 11 holes have been drilled along a 500 meter strike length to a maximum depth of 150 meters.

The deposit is a thin massive sulphide sheet that at present definition is too small to be economic.

Rigel Alteration Zone: This zone occurs 800 meters from Battlers Brook along strike. Commander has conducted IP surveys on 200 meters spaced lines and drilled 5 holes. The best hole was BB-95-3 which returned 30 centimeters grading 5.7% copper, 2.4% zinc and 7.5% silver.

Ursa Major: This area was drilled by the Company in 1996. The best results were one hole returning 30 meters of 0.12% copper and a follow up hole which returned 0.25 meters grading 3.7% copper.

Ursa Minor: The Company last drilled this area in 1996 and completed 5 holes along a 1-kilometer strike length. All 5 holes returned thin bands of massive sulphide mineralization containing zinc, lead, silver and gold with the best results obtained in Hole SP-96-01 which returned 2.8 meters grading 1.66% zinc and 0.56% lead as well as a separate 70cm interval which returned 150 g/t silver and minor gold values.

Indian Brook Showing: This area of zinc-lead mineralization was discovered by Falconbridge in 1951. Falconbridge drilled 3 holes in the area but appear to have drilled parallel to strike. Brinex drilled 4 holes in 1981 which returned only minor results. Commander mapped the area and drilled a single hole in 1996 to a depth of 166.42 meters which returned inconsequential mineral values.

Golden Anchor Gold Zone: Located near the Hammerdown gold deposit which was sold by the Company in 1999, this area is one of the two gold showings not joint-ventured with Hudson Bay and retained 100% by the Company. In early 2001, the Company completed a 12 hole diamond drill program totaling 1672 meters. The program intersected sulphides with associated quartz veining, but no significant gold values were intersected.

Orion Gold: Located southwest of the Hammerdown gold deposit, and located on the Hammerdown deformation zone, the property is 100% owned by the Company. The Company commenced a drill program on the property in November, 2002. Results of the program are pending.

Planned Work Program

Joint Venture partner Hudson Bay commenced a 3000-meter drill program on the property in March 2002. The program was designed to test the property for volcanogenic copper-zinc rich massive sulphides. Although base metal zones were encountered, Hudson Bay determined the results did not meet its exploration criteria. Therefore, Hudson Bay terminated its option and returned the property to Commander.

A number of untested drill targets remain on the property. Commander initiated a drill program in October, 2002 to test several of these targets. The program cost is estimated at $300,000 and results are pending.

Hammerdown/Rumbullion Gold Property

Hammerdown/Rumbullion lies approximately 14 kilometers west of Springdale, Newfoundland. The company currently has no interest in the property except for a royalty interest as described below.

The property was originally part of the Company's Green Bay Project. Commander was granted a 97 hectare Mining Lease, #153, in June 1998.

The Company sold an option to purchase the Mining Lease to Abiting Inc. on November 3, 1999 in exchange for a $100,000 payment and a further $3.3 million on March 3, 2000 if the option was exercised. In addition, Abiting agreed to pay Commander $600,000 in gold production royalties calculated at the rate of $10.00 per ounce on mine production from 70,000 to 130,000 and further royalty of $20 per ounce of gold produced over 200,000 ounces provided the price of gold is US$290.00 an ounce or higher. Additionally, Abiting cancelled all of the royalty and back in rights on Commander's remaining Rendell-Jackman mineral claims outside of the Hammerdown/Rumbullion Lease #153.

Abiting subsequently sold the Mining Lease to Richmont Mines Inc. who assumed the ongoing royalty obligations to Commander. Richmont commenced commercial mining operations in July 2001. At the present rate of production, Commander estimates 70,000 ounces of gold will be produced before 2003. The Company is currently receiving the balance of the purchase price of $600,000 from Richmont at the rate of $10/ounce on a monthly basis. To date, $150,000 has been received. Royalty payments have not yet begun.

The Sarah Lake Property

The Sarah Lake Property consists of 142 claim units covering approximately 3350 hectares in central Labrador. The property is considered a nickel and base metal exploration property. The Property has no reserves and the Company's current operations consist of an exploratory search for mineable deposits of minerals in conjunction with its joint-venture partners. Commander currently holds a 47.94% interest in the property and Donner Minerals holds 52.06%, subject to an option agreement with Falconbridge Limited who can earn a 50% interest in the property by incurring $4,000,000 in exploration expenditure on the property before December 31, 2006.



COMMANDER
RESOURCES LTD.
Sarah Lake Project-Central Labrador
Location Map
N
Nain
VOISEY'S BAY DEPOSIT
SARAH LAKE
Goose Bay
100 KM



560000 m E
565000 m E
COMMANDER
RESOURCES LTD.
N
Sarah Lake
L8190M
Adlatok 1
L8189M
6160000 m N
Sally
L7634M
Northern Abitibi
L5581M
Donner et al
6155000 m N
6155000 m N
1000 M
Donner et al
Sarah Lake Property
CLAIM MAP
560000 m E
565000 m E

How acquired

The Company acquired the property through staking in 1995. In 1996, the Company optioned the property to Donner Resources Ltd. who earned 60% of the property from Commander by paying $125,000 in option payments and issuing 150,000 common shares to Commander and expending $1,000,000 in property exploration. In 1999, a dispute between the Innu Nation and Donner forced the cancellation of all planned exploration programs on Donner’s Labrador properties which included the Sarah Lake joint-venture. In 2000, Commander signed a separate agreement with the Innu Nation allowing exploration to proceed. The Company conducted spent $530,000 on exploration on the property in 2000 funded solely by Commander. Under the option agreement with Donner, any partner not funding a pro-rata share of exploration expenditures would see its ownership percentage of the property reduced by the amount of the exploration. Therefore, Commander obtained an additional 7.94% interest in the property.

Falconbridge Agreement

On September 6, 2001 Falconbridge entered into an agreement with Donner and Commander to earn a 50% interest in the Sarah Lake property by spending $4,000,000 in exploration on the property on or before December 31, 2006. The agreement is part of a larger agreement between Falconbridge and other mining companies with properties in the area which in total covers approximately 624.5 square kilometers. Falconbridge can earn a 50% interest in the combined property by incurring a total of at least $2,000,000 in exploration expenditures on the combined property on or before December 31, 2002 and $2,000,000 in each subsequent calendar year. The minimum expenditures must include at least $200,000 on or before December 31 2003 and $100,000 in each of the subsequent calendar years on Commander’s Sarah Lake property.

Location and Access

Sarah Lake lies 260 kilometers north-northwest of the city of Goose Bay and 90 kilometers south of the Voisey’s Bay nickel-copper-cobalt deposit.

The general area is relatively undeveloped, and access to the property is primarily via fixed-wing floatplane from Goose Bay to a base camp on Pants Lake. Transportation to and from the property is then supplied via helicopter.

The property ranges from between 270 to 550 meters above sea level. The terrain is rugged with lower elevations characterized by forested valleys at the lower elevations. At higher elevations the property is open with low shrubs, grassy meadows and barren outcrops. Winters in the area are hard and the typical field season runs from May to October.

Regional and Property Geology

The South Voisey’s Bay Project, including the Sarah Lake property, straddles a major tectonic boundary between rocks of the Churchill structural province to the west and rocks of the Nain structural province to the east. In the province lies the Nain Plutonic Suite and the Harp Intrusive Suite which are large igneous complexes

Locally, the Pants Lake Intrusive Suite is an extensive gabbroic complex. The highest magnesian gabbro is an olivine troctolite which is host to the nickel-copper mineralization. At the base of the troctolite lies a substantial amount of “contaminated gabbro” due to the large amounts of country rock included in the formation. Disseminated and stringer nickel-copper sulfides are usually associated with the contaminated gabbros, and the contaminated gabbro hosts all the nickel-copper mineralization at the South Voisey’s Bay area.

History and Previous Work

In 1995, following the discovery of the massive Voisey’s Bay magmatic nickel-copper deposit, the Company staked Sarah Lake and 13 other properties over areas of prospective gabbroic host rocks throughout the Harp Lake District of Labrador. The Company conducted a sampling program on several gossanous zones on the property and anomalous values of copper, nickel and cobalt were found. A 130 kilometer aerial magnetic survey was completed over the southern half of the property and a large number of EM conductors and magnetic highs were detected.

In 1996, the Company optioned the property to Donner Resources Ltd. Donner assembled a large land package in the area by optioning properties from several other mining companies in the area. In 1996, Donner completed 854 meters of drilling in 10 shallow drill holes in the Southern half of the property. The holes encountered intermittent, narrow zones of nickel-copper sulfides.

In 1997 and 1998, Donner Resources and its general contractor Teck Exploration Ltd. conducted an extensive exploration program on the property which included HLEM geophysical surveying, geological mapping and prospecting on the southern half of the property. Drill targets were selected from the interpretation of the work and 26 diamond drill holes were completed and down-hole TDEM surveying was conducted to search for off-hole mineralization. Regional gravity surveying was then completed over three fourths of the property.

In 1999, a dispute between Donner and the Innu Nation forced the cancellation of all work on Donner's joint-venture properties in the area. In early 2000, Commander signed a separate agreement with the Innu Nation and the Company commissioned L. Lebel of Orequest Consultants to review exploration data on the property. Lebel outlined a large, strong gravity anomaly. In the fall of 2000, the Company then conducted a 2 hole (1321.2 m) diamond drilling program to test the gravity anomaly. No significant amounts of nickel-copper sulphides were encountered during this program. However, the drilling did delineate a very thick sequence of layered, contaminated olivine Gabbro. This feature is deemed favorable for the possible accumulation of significant amounts of magmatic massive sulfides. As the basal contact of the gabbroic suite was not intersected, the source of the gravity anomaly remains unknown.

Planned Work Program

During the 2002 field season, Falconbridge conducted regional exploration, including detailed geophysical programs, on its property interests in the area, including Sarah Lake. Falconbridge also conducted a drill program on a property adjoining Sarah Lake on a property owned by other companies. Falconbridge is currently reviewing the results of these programs before determining its 2003 exploration program for its properties in the area, including Sarah Lake.

Olympic Property and Rob Property

The Olympic property is a copper/gold exploration project in the Yukon Territory consisting of 236 claim units. The Rob Property is contiguous and consists of 24 claim units. The project covers 4,117 hectares. The properties do not have any reserves and the Company's current operations consist of an exploratory search for mineable deposits of minerals.

For Olympic, the Company has a 100% interest in 232 of the claim units and a 75% interest (Blackstone Resources 25%) in 4 claim units. For Rob, the Company has a 100% interest in 18 claim units and 6 claim units are owned 50/50 with Blackstone Resources.


COMMANDER RESOURCES LTD.
Olympic & Rob Properties
YUKON TERRITORY
INDEX MAP
N
100 KM
Olympic & Rob
Dawson City
WHITEHORSE


COMMANDER
RESOURCES LTD.
Olympic & Rob Properties- CLAIM MAP
139°15'
139°10'
OLYMPIC Claims 1 – 197
84°55'
84°52'
ROB PROPERTY
ROB Claims 1 – 24
OLYMPIC PROPERTY
EUROPA Claims 1 – 39
0
2000 M

How Acquired

The Project was originally staked by UMEX in 1975. It was acquired by Commander as part of the property package acquired from UMEX in February 1990. In 1992, under an option agreement with Commander, Placer Dome staked additional claims as well as restaked some of the original claims which had lapsed. After Placer dropped its option on the property, the Company entered an agreement with Blackstone Resources Inc. in June 1994 whereupon Blackstone could earn an interest in certain of the claims in exchange for common shares of Blackstone. In September 1996 and June 1997, Commander staked additional claims to cover a Northeasterly trending graben structure.

Location and Access

The project is located in west-central Yukon Territory approximately 100 kilometers North-Northeast of Dawson City. Access is via fixed wing aircraft to the Chapman airstrip approximately 45 kilometers east of the project and then via helicopter to the properties.

Regional and Property Geology

The Olympic and Rob properties cover a portion of the Coal Creek Inlier, a roughly oval shaped easterly trending erosional window which exposes Middle to Late Proterozoic sediments. These sediments are cut by a multi-phased easterly trending iron-rich breccia complex which measures up to 7,000 meters long by 200 to 400 meters wide and to depths greater than 400 meters. The breccia complex is underlain by a large magnetic anomaly and is cut by several east-west thrust faults and a northeast trending graben structure, the intersections of which create large zones of dilation that are prime locations for ore accumulation.

Widespread copper mineralization occurs within the matrix of the breccia bodies and along fractures. The majority of the samples taken on the properties that returned significant copper values were collected from an area immediately northwest and west of the magnetic anomaly. The breccia complex on the Olympic property has age, geometry and minor element signatures that classify it as an Olympic Dam type structure.

The claims cover two northeasterly trending valleys with adjacent rugged, mountainous terrain. The elevations range from 1,110 to 1,860 meters above sea level.

Vegetation consists of meadows, small trees and bog vegetation. The valley bottoms are largely overburden covered. Large talus covered slopes occur on the side hills of the mountains. There are also large areas with limited rock outcrops.

Due to the very cold temperatures and minimal daylight in the winter months at their northern location, the field season for the properties is between May/June through September/October.

History and Previous Work

The original claims were staked by UMEX in 1975 to cover copper mineralization found during regional geochemical surveys. During that year, UMEX completed a small program of reconnaissance geological mapping and prospecting over selected areas of the claims. In 1976, UMEX completed geological mapping, prospecting, soil geochemical sampling and a limited IP survey. As a follow-up to that program, UMEX completed additional exploration work in 1977 including 2 diamond drill holes totaling 187 meters, a limited radiometric survey and assaying of selected samples for uranium and copper. The claims were eventually allowed to lapse.

In 1992, Placer Dome staked 168 claims on behalf of Commander Resources Ltd. over the previously lapsed claims. Placer Dome Ltd. completed prospecting, grid establishment, geological mapping and geochemical rock, silt and soil sampling. Whole rock oxide and rare earth element sampling and a petrographic study were also completed. Results from this program returned values of up to 5% copper over 1.5 meters, 7.0% copper over 4 meters and up to 21.4% Copper from grab samples. Placer Dome Ltd. allowed the option to lapse after their operations in the Yukon ceased.

In 1996, Cominco optioned the property and conducted an induced polarization and ground magnetics survey. Regional geological mapping and contour soil geochemical sampling were also completed. Cominco did not exercise its option and the property was returned to Commander.

In 1997 Commander conducted a geological and geophysical program designed to test several areas within the breccia complex that contained anomalous IP chargeabilities as well as areas of known copper showings and the western magnetic high that may represent mineralization associated with an intrusive source and/or a magnetite rich alteration halo.

The 1997 drill program totaled 2,672 meters contained in 11 diamond drill holes. All drilling was completed within or adjacent to the graben structure which was deemed important due to the implication that increased copper may occur along or proximal to such structurally prepared zones.

The results from the 1997 drill program confirm that an enormous extent of multi-espisodic, variably altered iron-rich breccias and intrusive dykes occur on the Olympic property within a structural environment favorable for the formation of Olympic Dam style mineralization. The best assays were in 3 holes; The first returned 0.27% copper over 9 meters; the second returned 0.20% over 6.0 meters; the third returned 0.12% over 2.8 meters. All of the elevated copper values were found to exist to the west of the main graben structure.

Although the 1997 drill program did not delineate any economic mineralized zones, the property is still considered worthy of additional exploration as the results returned from this first phase drill program have added to a better understanding of the geological setting and provided clues to potential areas of mineralization associated with a Proterozoic iron-rich breccia deposit.

Planned Work Program

The initial drill program conducted on the Olympic Property (1997) tested only 6 of many viable targets located within the ten square kilometers of prospective breccia that underlies the claim block. Before additional drilling is undertaken a more detailed program of mapping focusing on areas of known mineralization is recommended to gain a clearer understanding of the structural controls to potential ore forming fluids. Additional lithogeochemical surveying of surface geology and selected core samples may provide useful exploration vectors to mineralization particularly potassium, barite, fluorite and REE (Ce, La) enrichment. In addition, UTEM surveying over the areas of anomalous chargeability and to the west of the graben structure may discern between sulfide mineralization and increased abundance of specularite that conventional IP surveying could not. Subsequent to the initial follow-up program a diamond drilling campaign consisting of 10-12 holes (4000 meters) may be warranted.

A budget for the next stage of exploration at Olympic and Rob is projected as follows:

Phase I:

Geological Mapping (60 Man-days at $500/man-day)	$30,000
Lithogeochemical Survey (400 samples @ $35/sample)	14,000
UTEM Survey (30 km @ $1000/km)	30,000
Camp Costs	6,000
Air Support (25 hours @ $800/hour)	20,000
Sub-Total	**100,000**
Phase II:	
Diamond Drilling (4000 meters @ $200/meter)	**800,000**
Management Fee (10%)	**90,000**
Total	**$990,000**

The Company currently has no specific timetable to conduct the exploration program outlined above. Any future exploration on these properties is dependent upon economic factors including the commodity price of copper as well as available exploration funds.

Nepisiguit Brook Property

The Nepisiguit Brook Property consists tow contiguous claim blocks known as the Rio Option of 194 claim blocks and the Steward Option of 9 claim blocks covering 3104 hectares in the Bathurst Mining Camp of New Brunswick. The Property is a lead-zinc volcanic massive sulphide (VMS) exploration project. The property contains no reserves and the Company's current operations consist of an exploratory search for mineable deposits of minerals.

The Company has a 100% interest in the Rio Option portion of the property subject to an interest held by Rio Algom. This is either a 2% Net Smelter Royalty ("NSR") or the right to back-in for 55% interest by completing a feasibility study and taking the property to a production decision. The Stewart Option is held 100% by the Company subject to a 1% NSR to the vendor which can be purchased by the Company for a $1 million payment.



N
Bathurst
Nepisiguit Brook
FREDERICTON
100 KM


COMMANDER
RESOURCES LTD.
Nepisiguit Brook Property, NewBrunswick
Claim Map
BLOCK 1891
BLOCK 2078
47°20' N
47°17' N
65°58' W
65°51' W
1 KM
Gloucester County
Northumberland County
RIO OPTION: Blocks 1891
STEWART OPTION: Block 2078

How acquired

Commander optioned the original 176 claims from Rio Algom in 1996 in exchange for incurring cumulative exploration costs of $1 million over four years. The Stewart Claims were optioned in exchanged for incurring exploration expenditures of $400,000 and the issuance of 155,000 common shares. The Company subsequently staked additional claims. All claims are in good standing until December 15, 2002.

Location and Access

The property is located in northern New Brunswick. It is situated in the Bathurst Mining Camp, an area of extensive mining activity. The area is has a well developed mining infrastructure and the property is accessible by paved highway and logging roads.

Regional and Property Geology

The property is located within the Miramichi Tectonic-Stratigraphic zone of New Brunswick. Large economic base metal deposits have been discovered at or near the upper and lower sections of the Nepisiguit Falls Formation within the Bathurst Camp. The Nepisiguit Brook property overlies at least 40 kilometers of favorable mine stratigraphy which has undergone several folding events. The Brunswick Horizon is prospective for semi-massive sulphides.

The topography of the area is very flat with an average elevation of 100 meters above sea level. Exploration can be conducted year-round.

History and Previous Work

The area of the Property has been intermittently explored from 1955 to the present by numerous companies including both junior and major mining companies. Known historical exploration work included geophysical surveys, geological mapping, soil sampling, rock sampling, trenching and drilling. Most of the historical drilling conducted on the property was conducted at shallow depths – above 100 meters.

Commander optioned the original 176 claims from Rio Algom in 1996. The Company completed 183 kilometers of grid construction and 183 kilometers of Time Domain Electro-Magnetic surveys resulting in the delineation of 5 high priority targets. In 1997, the Company conducted follow-up work on the 5 targets including a 9 hole, 2824 meter diamond drill program consisting of 4 holes on the Stewart Claims and 5 on the Rio Option. The 5 holes on the Rio Option failed to return any significant base metal mineralization, but the Stewart holes were encouraging. A further 10 hole, 3182 meter program was subsequently conducted on the Stewart Option to test the dip and strike extent of the a copper stringer zone intersected in the initial drill program. The best intersection returned 27.2 meters grading 1.47% copper, 0.2 g/T gold and 6.8 g/T silver.

A program of loop pulse EM and remapping of old trenches indicated two parallel zones of low resistivity. 4 diamond drill holes of 2709 meters were drilled to test the zones. Hole NB97-20 returned 10 meters grading 0.25% zinc, 0.12% lead and 2.64 g/t silver. Hole NB97-21 returned 16.8 meters of semi-massive sulphide grading 1.59% zinc, 0.16% lead and 4.61% silver from 5.79.5 meters to 5.96.3 meters. Drill hole NB97-22 was drilled in the same section as NB97-21 and intercepted 75 meters updip from the intersection in hole NB97-21 and returned a 1.5 meter intercept grading 0.72% zinc, 0.09% lead and 2.64 g/t silver. Drill hole NB97-22 was collared 1.4 kilometers south of NB97-21 and intercepted a 15.5 meter wide zone of semi-massive sulphides at a depth of 352.5 meters grading 1.44% zinc, 0.70% lead and 8.57 g/t silver. A second significant intercept in enriched chlorite, magnetite iron formation at a depth of 551 meters returned 4 meters grading 0.24% zinc, 0.18% lead and 4.34 g/t silver.

In 1998, the Company completed additional geophysical surveying and diamond drilling to follow up on the results of the last 4 holes drilled the previous year. A 6 hole program of 4016 meters was completed. Although these holes failed to intersect significant base metal mineralization, additional surveys conducted as a result of the information provided by these holes was successful in defining structural relationships and delineating new target areas. Work conducted in the 1998-2000 exploration programs resulted in several areas that contain significant potential to host base metal deposits.

Planned Work Program

To date, only 4 sections along the 1.9 kilometer geophysical anomaly has been drill tested. In addition, the new targets identified during the 1998-2000 exploration program in both the southern and northern portion of the property warrants further diamond drilling.

At this time, the Company has no work scheduled for the Nepisiguit Brook property as the Company is fully vested as per the option agreements on both the Rio Option and the Stewart Option. Any further work will be dependent upon economic and market conditions.

Other Properties

The remaining properties held by the Company are considered by Management to be “non-core” holdings and are of lesser importance to the Company.

Despinassy Property

The Despinassy Property is a shear hosted gold exploration project located within the Abitibi Greenstone Belt in Quebec. The Property consists of 116 claim Units totaling 7928 hectares. The Property contains no reserves and the Company’s current operations consist of an exploratory search for mineable deposits of minerals.

The Company has a 30% interest in the property with a 70% interest held by Cameco Gold Inc. Cameco aquired its 70% joint-venture interest from Commander in January 2000 by making cash payments of $75,000 and expending $850,000 on property exploration beginning in December 1997. The property is subject to a 1.5% NSR to UMEX on all production plus an additional NSR of 1.5% to UMEX capped at $500,000.


COMMANDER
RESOURCES LTD.
Despinassy Gold Property
Val D'Or, Quebec
Despinassy
Despinassy
Val D'Or
200 KM
N


COMMANDER
RESOURCES LTD.
Despinassy Property, Gold Target
Amos, Quebec
77°30'
48°45'
5226979
5226980
5226981
5226982
5226983
5226984
4476071
4476072
4472991
5226985
5226986
5226987
5241271
5241272
5241273
5241274
5241275
5241276
5241277
5241278
5241279
5241280
5241281
5241282
5241283
5215121
5215122
5215123
5215124
5215125
5215126
River
1000 M
77°30'

The Property lies approximately 75 kilometers north of Val d'Or, Quebec. The project is assessable via road. The claims cover an extensive gold bearing deformation zone within the Abitibi Greenstone Belt.

Exploration by Soquem in the mid-1970's and UMEX in the late 1980's tested a 1.8 kilometer strike length along the deformation zone. The best gold assays from this work were found within a 950 meter long section which included values of 1.0 to 8.0 g/T gold over 0.6 to 3.0 meters. In 1998, Cameco drill tested the structure and intersected a 20 meter wide gold bearing zone hosting values of up to 2.01 g/T over 2.3 meters. This program also discovered a second parallel deformation zone that returned anomalous gold values over widths of up to 27.2 meters containing higher grade zones of 2.2 g/T over 2.6 meters, 4.9 g/T gold over 1.2 meters and 9.9 g/T over 0.3 meters

From 1998 to 2001 Cameco completed over 120 kilometers of line cutting and magnetic surveying, 60 kilometers of IP surveying and 19,000 meters of drilling. Drilling identified a large system carrying anomalous gold values within a strongly altered deformation corridor. Although numerous narrow width gold intercepts have been identified to date, it has not been possible to establish vein continuity.

The Company has been informed by Cameco that they have decided against conducting additional work at Despinassy at this time and has placed its interest in the property for sale.

Pal Property

Pal is an exploration stage gold-copper porphyry project located in northern British Columbia. The Property consists of 4 contiguous claims totaling 80 units and covering 1672 hectares. The Property contains no reserves and the Company's current operations consist of an exploratory search for mineable deposits of minerals.

The Company currently has a 50% interest in the property with joint-venture partner Hunter Exploration Group maintaining a 50% interest. There are no royalties due on the property. The claims are due to expire on July 29, 2002.

The Property is located in northern British Columbia approximately 225 kilometers northwest of Fort St. James. Access is from the Omineca Mining Road 14 kilometers west of the property.

Located proximal to the northeast margin of the Hogem Batholith, the property is situated within the north-central portion of the Quesnel Trough which hosts a number of alkalic copper-gold porphyry deposits. The claim group is underlain by a northwesterly trending belt of Takla Group andesitic volcanics which host porphyry style alteration and mineralization.

The property covers a northwesterly trending magnetic anomaly measuring 1200 meters long by 200 to 400 meters wide. Soil geochemical surveys have resulted in the detection of scattered anomalous gold and copper values. There is a clustering of higher geochemical values resulting in a 300 meter by 300 meter anomalous area that flanks the northeastern margin of the magnetic anomaly. Outcrops are limited, but geological mapping and prospecting surveys have defined areas of porphyry style alteration and mineralization which also flank the core anomaly.

The Company last conducted exploration on the property in 1993. At the present time, there are no plans to conduct additional exploration on the property in the current fiscal year.

Abe Property

Abe is an exploration stage gold-copper porphyry project located in northern British Columbia. The Property consists of 12 contiguous claims totaling 140 units and covering 2926 hectares. The Property contains no reserves and the Company's current operations consist of an exploratory search for mineable deposits of minerals.

The Company currently has a 50% interest in the property with joint-venture partner Hunter Exploration Group maintaining a 50% interest. There are no royalties due on the property. The claims are in good standing through the year 2002.

The Property is located in northern British Columbia approximately 225 kilometers northwest of Fort St. James. Access is from the Omineca Mining Road and via helicopter.

The Property is situated within the north-central portion of the Quesnel Trough which hosts a number of alkalic copper-gold porphyry deposits. The claim group is underlain by a northwesterly trending belt of Triassic aged Takla andesitic volcanics which have been intruded by Triassic to Cretaceous alkaline and calc-alkaline stocks of the Hogem Batholith.

The present Abe claims were staked in 1991 and a 4-unit block was added to the northeast corner in 1992. Work programs including geological mapping, prospecting and steam sediment, soil and rock geochemical sampling were conducted by Reliance Geological Services Inc. for Swannel Minerals Corporation. IP and ground magnetic surveys with rock and soil sampling were completed in 1993 which was followed up by a shallow 10 hole diamond drill program in 1994. While the drilling encountered only low grade copper-gold mineralization, the results indicated that porphyry-style mineralization and alteration is present in the eastern sector of the property. During 1998 IP, magnetic and soil geochemical samples were extended to the south, west and northwest of the area tested in 1992. Additional mapping and rock sampling was also done.

The Company last conducted exploration on the property in 1998. At the present time, there are no plans to conduct additional exploration on the property in the current fiscal year.

Tam Property

Tam is an exploration stage gold-copper porphyry project located in northern British Columbia. The Property consists of 3 contiguous claims totaling 3 units and covering 62 hectares. The Property contains no reserves and the Company's current operations consist of an exploratory search for mineable deposits of minerals.

The Company currently has a 100% interest in the property. There are no royalties due on the property.

The Property is located in northern British Columbia approximately 200 kilometers north-northeast of Smithers. Access is from the Omineca Mining Road 14 kilometers east of the property and by logging road.

The Property lies in the northern portion of the Hogem Batholith. It is primarily underlain by rocks of the Phase II Duckling Creek Syenite Complex. Chalcopyrite and bornite are primarily occurring as disseminations along foliation planes with lesser chalcopyrite occurring in fractures and quartz veinlets.

The first known exploration on the property occurred in the 1940's. Beginning in 1969, several companies began systematic exploration of the property which included ground magnetics, sampling, and trenching. In 1972, 17 diamond and percussion drill holes were completed. From 1973 to 1976, additional exploration, including 27 drill holes totaling 3616 meters was completed by UMEX. In 1990, Commander acquired the property from UMEX and optioned the property to Veritech Resources Ltd. who conducted further exploration. In 1997, Commander conducted a remote sensing structural study. The various programs conducted to date have found nine main mineralized showings on the property. Extensive areas of anomalous copper and gold in soil anomalies and areas of favorable geophysical signatures have not been drill tested.

The Company last conducted exploration on the property in 1997. At the present time, there are no plans to conduct additional exploration on the property in the current fiscal year.

Rein Property

Rein is an exploration stage nickel-zinc-barite project located in the Yukon Territory. The Property consists of 16 contiguous claim units covering 334 hectares. The Property has no reserves and the Company's current operations consist of an exploratory search for mineable deposits of minerals.

The Company currently has a 25% interest in the property with joint-venture partner Blackstone Resources holding a 75% interest. Production royalties due on the property consist of a 1% NSR payable to UMEX on all production, plus an additional 1.5% NSR payable to UMEX on all production up to a total amount payable of $7,500.

The Property is located in the Yukon Territory approximately 95 kilometers northeast of Dawson City. The claims cover part of a favorable geological contact within early Paleozoic aged black shales which are denoted by a distinct barite horizon. The Rein property covers some of the thicker accumulations of barite found to date with appears to be associated with the higher base metal values.

During 1997, Glenhaven Resources optioned the property and conducted preliminary mapping and soil geochemical surveying which outlined several significant Ni-Zn-Mo-As geochemical signatures coincident with the perspective barite rich horizons. 3 diamond drill holes were collared to test these zones in 1998. Although anomalous nickel and zinc mineralization was encountered, the values returned did not warrant further drilling.

At the present time, there are no plans to conduct additional exploration on the property in the current fiscal year.

Hartt's Lake Property

Hartt's Lake is an exploration stage zinc-lead project located in the New Brunswick. The Property consists of 6 claim units covering 96 hectares. The Property contains no reserves and the Company's current operations consist of an exploratory search for mineable deposits of minerals.

The Company currently has a 66.67% interest in the property with joint-venture partner Northeast Exploration holding a 33.67% interest. Production royalties due on the property consist of a 2.5% NSR payable to UMEX on all production to a maximum payment of $25,000.

The Property is located in New Brunswick approximately 55 kilometers west of Bathurst in a historic mining area. The property is underlain by felsic volcanic sequences that are similar to those hosting known base metal deposits in the area. Previous exploration on the property was conducted by UMEX and Shell during the 1980's. They conducted geological mapping, EM surveys and 5 diamond drill holes. Commander acquired the property in 1990 as a part of the UMEX portfolio. In 1995, the Company completed geochemistry studies, IP surveys and drilled an additional 5 holes. The drilling done to date intersected low grade base metal mineralization in highly altered volcanics.

No exploration has been conducted on the property since 1995. The Company has no specific plans for conducting exploration on the Property in the current fiscal year.

Adlatok 1 Property

Adlatok 1 is an exploration stage copper-nickel project located in central Labrador. The Property consists of 100 claim units covering 2,500 hectares. The Property contains no reserves and the Company's current operations consist of an exploratory search for mineable deposits of minerals.

The Company currently has a 52% interest in the property with joint-venture partners Blackstone Resources holding a 28% interest and Donner Minerals holding a 28% interest. Production royalties due on the property consist of a 3% NSR payable to original vendor Don Hawco with a 2% buy-out right.

The Property is located in central Labrador approximately 80 kilometers south of the Voisey's Bay nickel project. The property covers portions of the Nain Plutonic Suite and is underlain by favorable gabbroic rock units.

The Property is adjacent to the Company's Sarah Lake Property and was acquired from a third party Donner in September 2000. The property was originally staked by prospectors in 1995 and later acquired by Pallaum Minerals Ltd and joint-ventured with Donner. In 2000, the partners conducted a field evaluation to map the extent of the gabbroic rock occurrences on the property. In 2001, Commander completed additional mapping and sampling of exposed gabbros.

Future work is contingent upon the successful development of the Voisey’s Bay deposit and/or successful exploration of the nearby South Voisey’s Bay deposit by Falconbridge Limited which would likely result in increased interest in the Company’s properties in the area. At the present time, there are no plans to conduct additional exploration on the property in the current fiscal year.

Sally Property

Sally is an exploration stage copper-nickel project located in central Labrador. The Property consists of 36 claim units covering 900 hectares. The Property contains no reserves and the Company’s current operations consist of an exploratory search for mineable deposits of minerals.

The Company currently has a 100% interest in the property.

The Property is located in central Labrador approximately 80 kilometers south of the Voisey’s Bay nickel project. The property covers portions of the Nain Plutonic Suite and is underlain by favorable gabbroic rock units.

The Property lies to the east of the Company’s Sarah Lake Property and was acquired via staking in the summer of 2000. During the period of 2000-2001, the Company conducted limite exploration work on the property which consisted of mapping of gabbroic rocks and collection of rock samples for analysis. Results are pending.

Future work is contingent upon the results of the 2001 exploration program or successful development of the Voisey’s Bay deposit and/or successful exploration of the nearby South Voisey’s Bay deposit by Falconbridge Limited which would likely result in increased interest in the Company’s properties in the area. At the present time, there are no plans to conduct additional exploration on the property in the current fiscal year.

Satellite Property

The Satellite property is located in central Labrador. The Property consists of 101 claim units covering 2,525 hectares. The Property has no reserves and the Company’s current operations consist of an exploratory search for mineable deposits of minerals.

The Company currently has a 100% interest in the property.

The Property is located in central Labrador approximately 80 kilometers south of the Voisey's Bay nickel project. The property covers portions of the Nain Plutonic Suite and is underlain by favorable gabbroic rock units.

The Property lies to the west of the Company's Sarah Lake Property and was acquired via staking in 1995. Exploration in 1995 consisted of reconnaissance prospecting as well as silt and rock sampling based upon government sponsored mapping. In 1996, the Company optioned the property to Donner Resources Ltd. who conducted airborne EM and magnetic surveys and minor amounts of sampling and mapping before returning the property to Commander. In 1998, the Company conducted ground EM and magnetic surveys and followed up in 2000 with Additional sampling, rock analyses as well as 35.6 kilometers of electromagnetic surveys and gravity surveys to facilitate future exploration.

To date, exploration has identified broad weak anomalies consistent with those associated with large, flat lying conductors at depth. At present, the Company has no specific plans to conduct significant exploration on the property in the current year. Instead, the Company will perform only the amount of work required to keep the property in good standing while soliciting potential joint venture partners to continue exploration.

Long Lake/Oviod/Manta/Notakwanon Properties

The Long Lake/Oviod/Manta/Notakwan Properties are Copper-Nickel exploration properties located in central Labrador. The Properties consist of 199 claim units covering a total of 4,975 hectares. The Properties do not have reserves and the Company's current operations consist of an exploratory search for mineable deposits of minerals.

The Company currently has a 100% interest in the properties.

The Properties are located in central Labrador approximately 50 to 80 kilometers south of the Voisey's Bay nickel project. Based upon government data, the properties cover portions of the Nain Plutonic Suite and are underlain by favorable gabbroic rock units.

The Properties were originally acquired by the Company via staking from 1996 to 1998. Due to the negative impact of the regional disputes involving mining companies and the Innu Nation, the Company allowed the claims to expire in 1999. After settlement of the disputes allowing exploration in the area to resume, the Company reacquired the properties in 2001 via staking. All results from the 2001 exploration program are pending.

Future work is contingent upon the results of the 2001 exploration program and upon the successful development of the Voisey's Bay deposit and/or successful exploration of the nearby South Voisey's Bay deposit by Falconbridge Limited which would likely result in increased interest in the Company's properties in the area. At the present time, there are no plans to conduct additional exploration on the property in the current fiscal year.

Bamaji Property

Bamaji is an exploration stage gold project located in Ontario. The Property consists of 10 claim units covering 64 hectares. The Property has no reserves and the Company's current operations consist of an exploratory search for mineable deposits of minerals.

The Company currently has a 100% interest in the property subject to a production royalties due to UMEX consisting of a 2.5% NSR which is capped at $1,000,000.

The Property is located in Ontario in the Pickle Lake Greenstone Belt. Access is by air or via road from Pickle Lake. The property is underlain by a central package of felsic to intermediate pyroclastics. A major northeast trending ductile shear zone and associated splay faults transect the property. A strong regional significance is given to these systems within the camp as they serve as controlling structures for associated gold mineralization.

The first known exploration at the property was conducted by McCombe Mining and Exploration in 1954. Before the property was acquired by Commander from UMEX in 1990, the property was explored by at least 6 mining companies which included 15 drill holes. In 1996, Commander completed an 11-kilometer IP survey over the property. Exploration conducted to date has defined a series of sulphidic subparallel shear zones occurring over a strike length of 1400 meters. A number of IP chargeability anomalies close to the gold zone likely warrant further drilling.

At the present time, there are no plans to conduct additional exploration on the property in the current fiscal year. Any further exploration is dependent upon an improvement in the commodity price of gold as well as funding and/or obtaining an interested joint-venture partner to fund exploration.

McVean Property

McVean is an exploration stage gold project located in Ontario. The Property consists of 11 claim units covering 176 hectares. The Property has no reserves and the Company's current operations consist of an exploratory search for mineable deposits of minerals.

The Company currently has a 100% interest in the property subject to a production royalties due to UMEX consisting of a 1% NSR plus an additional 1.5% NSR which is capped at $75,000.

The Property is located in Ontario in the Pickle Lake Greenstone Belt. Access is by air or via road from Pickle Lake. The property covers a succession of Archean aged mafic volcanics, calstic sediments and iron formations that are locally intruded by felsic porphyry sills. An extensive 100 meter wide shear zone system is superimposed along the west trending iron formation which locally hosts high grade gold values.

The first known exploration at the property occurred in the 1970's. UMEX began to explore the property in 1985 which included staking, line cutting, mapping geophysics and sampling. The Company acquired the property from UMEX in 1990 and completed 4 drill holes in 1991. In 1992, the Company optioned the Property to Kennecott who completed 7 drill holes before relinquishing the option.

Exploration conducted to date has detected anomalous values of gold, arsenic, bismuth and tungsten in soils coincident with areas of higher conductivity with reduced magnetic response suggesting the presence of increased sulfide content. Drilling in the deformation zone intersected gold in sulfidized quartz-rich sheer material within an iron formation. The continuity of the structure and mineralization was confirmed for over 800 meters but no further ore grade intercepts were encountered. However, current survey coverage and surface sampling has not adequately covered the deformation zone and drilling to date has been widely spaced and has not tested the down plunge potential of the gold bearing structure.

No significant work has been conducted on the property since 1992. At the present time, there are no plans to conduct additional exploration on the property in the current fiscal year. Any further exploration is dependent upon an improvement in the commodity price of gold as well as funding and/or obtaining an interested joint-venture partner to fund exploration.

Dorothy Lake Property

Dorothy Lake is an exploration stage gold project located in Ontario. The Property consists of 23 claim units covering 368 hectares. The Property has no reserves and the Company's current operations consist of an exploratory search for mineable deposits of minerals.

The Company currently has a 100% interest in the property subject 2.5% NSR to UMEX Inc. which is capped at $3,000,000.

The Property is located in Ontario approximately 65 kilometers west of Pickle Lake. Access is by air or via road from Pickle Lake. The property covers two mineralized zones within a major brittle-ductile deformation zone having widths of 10-50 meters that has been traced for over 2.8 kilometers along strike. The Main Zone occurs within a diorite body close to its contact with chemical sediments. The Zone extends for over 700 meters in length and has mineralized widths of 0.5 – 3.0 meters where tested. The West Zone strikes for over 450 meters and is mineralized over widths of 1.7 to 4.5 meters. The mineralization is hosted within sheared volcanics and gold appears to be related to quartz veining and secondary pyrite.

Previous work conducted on the property has been concentrated on the known gold showings and included geophysical, geochemical and geological surveying as well as drilling. The Company completed an exploration program in 1997 which consisted of surveying and additional claim staking to the northwest, southwest and northeast of the original property boundaries to cover government airborne geophysical trends and coincident prospective geology.

The Company has not conducted exploration on the Property since 1997. Several of the additional claims staked in 1997 have been allowed to lapse. At the present time, there are no plans to conduct additional exploration on the property in the current fiscal year. Any further exploration is dependent upon an improvement in the commodity price of gold as well as funding and/or obtaining an interested joint-venture partner to fund exploration.

Matheson Property

Matheson is an exploration stage gold project located in Ontario. The Property consists of 4 leased claim units covering 64 hectares. The Property has no reserves and the Company's current operations consist of an exploratory search for mineable deposits of minerals.

The Company currently has a 47.37% interest in the property and Kinross Gold Corporation has a 52.63% interest. The property is also subject to a 2.5% NSR to UMEX to a maximum of $262,500.

The Property is located in Ontario in the Timmins Mining Camp. The claims cover a belt of east-west striking, steeply north dipping mafic and ultramafic volcanics which contain a well developed east-west structural fabric that locally exhibits carbonate-sericite alteration with quartz veining and minor associated sulphides.

Past exploration which is known to the Company includes geophysical surveys conducted by Texasgulf in 1981; Reverse Circulation drilling conducted by Kidd Creek from 1982-1984 as well as a further 4 diamond drill holes completed in 1985; 12 diamond drill holes completed by UMEX from 1986-1988. These programs have intersected mafic volcanics containing a system of thin arsenopyrite bearing quartz veins with gold values.

Since acquiring the property from UMEX in 1990, the Company has conducted no significant exploration on the property. At the present time, there are no plans to conduct additional exploration on the property in the current fiscal year. Any further exploration is dependent upon an improvement in the commodity price of gold as well as funding and/or obtaining an interested joint-venture partner to fund exploration.

Sabin Property

Sabin is an exploration stage copper-lead-zinc-gold-silver project located in Ontario. The Property consists of 115 claim units of mixed ownership. The Property has no reserves and the Company's current operations consist of an exploratory search for mineable deposits of minerals.

Ownership of the property is as follows:

95 units are 100% owned by Commander;
14 units are owned 66.67% by Commander and 33.33% by Noranda;
6 units are owned 58.5% by Commander and 41.5% by Noranda.

All the units have a NSR payable to UMEX of 1% on all production plus an additional 1.5% NSR capped at $225,000.

The Property is located in Ontario approximately 200 kilometers northwest of Thunder Bay and 8 kilometers northwest of Savant Lake. The claims overlay the northern end of the Sturgeon Lake Greenstone Belt of the Wabigoon Subprovince which hosts several precious metal enriched VMS deposits.

The Property is underlain by a complex assemblage of moderately to intensely altered metavolcanic, metasedimentary and intrusive rocks of the Archean aged Handy Lake volcanic belt. The majority of the known mineral occurrences are hosted by the more felsic to intermediate volcanics within the package.

The first recorded discovery of base metals on the property occurred in 1952. UMEX acquired the property in 1976 and between 1976 and 1986 conducted several exploration programs including EM surveying, airborne magnetic and VLF surveys, geochemical, geophysical and geological surveys and over 12,000 meters of diamond drilling. The Company acquired the property from UMEX in 1990 and optioned the property to Granges. Granges conducted EM surveying, mapping and sampling. In 1995, Noranda held the option and conducted exploration including linecutting, mapping and surveying.

Exploration to date has discovered several base metal zones and one gold zone. Most of these zones remain open in at least one direction. A deep sourced IP anomaly occurs in an area of highly anomalous gold and base metals in the southeast portion of the property and remains untested.

The potential for new base and precious metal discoveries remains good as limited surveying has identified a number of geophysical anomalies of which only several have been drill tested.

No significant work has been conducted on the property since 1995. At the present time, there are no plans to conduct additional exploration on the property in the current fiscal year. Any further exploration is dependent upon an improvement in the commodity price of gold and base metals as well as available funding.

Diamond Exploration Properties

The Company formerly owned an interest in diamond exploration properties located in Nunavut and the Northwest Territories, Canada. Under the Plan of Reorganization, the Company transferred these properties to Diamonds North in exchange for an initial 9.5% equity interest in DNR and a NSR of up to 2% per property. As of May 3, 2002, the Company no longer has any direct interest in any diamond exploration property and all rights and obligations under the agreements regarding these properties has been transferred to DNR.
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Item 5. Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in Canadian Dollars (C$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as noted in footnotes to the financial statements. The value of the U.S. Dollar in relationship to the Canadian Dollar was <r> 1.47 as of March 28, 2003.</r>

The Company has since inception financed its activities through the distribution of equity capital as well as option payments from joint-venture partners and the sale of certain assets. The Company anticipates having to raise additional funds by equity issuance in the next several years, as the Company does not expect to generate material revenue from mining operations or to achieve self-sustaining commercial mining operations for several years. The timing of such offerings is dependent upon the success of the Company’s exploration programs as well as the general economic climate.

Results of Operations

Nine Months Ended September 30, 2002 versus the Nine Months Ended September 30, 2001.

The Company reported Net Income of $122,234, or $0.00 for the period, compared to a Net Loss of ($262,267), or ($0.01) per share, for the year ago period. The Net Income was largely due to payments received from the sale of the Hammerdown/Rumbullion Gold property as well as investment income. Mineral Property Transaction revenue totaled $155,063 with the majority of those funds received from Richmont Mines from the Hammerdown property. Investment Income of $472,065 includes the receipt of 890,000 common shares of Diamonds North Resources Ltd. valued at $445,000 as a bonus for a working capital loan made to Diamonds North.

Expenses during the nine month period increased to ($489,359) from ($298,641) in the year ago nine month period. Large changes in individual expenses occurred in Audit and Accounting, which rose to ($36,045) from ($20,850) due to the costs of additional financial reports prepared for the Arrangement with Diamonds North; Annual Report and Meeting expense rose to ($34,636) from ($5,981) as the Company held an extraordinary general meeting for the Plan of Arrangement; Investor Relations expense rose to ($100,518) from ($20,344) as management hired an investor relations consulting firm and increased its efforts to meet with shareholders and attended several investor and industry conferences; Legal expense increased to ($27,532) from ($10,307) due to the costs associated with the Plan of Arrangement; Office and Miscellaneous rose to ($45,542) from ($25,732) due to support costs for the Plan of Arrangement; Transfer Agent expense rose to ($16,597) from ($5,634) due to costs related the Plan of Arrangement. Other Expenses include Property Investigation, which fell to ($13,529) from ($19,906) as the Company conducted less exploration on properties under consideration for acquisition, and Write-off of Mineral Properties decreased to ($8,418) from ($24,771) as the Company wrote-off a portion of its Green Bay property in the current period.

During the current nine-month period, the Company completed two private placement sales of its common shares. The first placed 1,600,000 units at a price of $0.10 per unit (533,333 units at $0.30 post-consolidation), with each unit consisting of one common share and one common share purchase warrant exercisable to acquire one common share at a price of $0.10 ($0.30 post-consolidation) per share until February 14, 2003. A finder's fee of 100,000 (33,333 post-consolidation) units was paid to Pacific International Securities in connection with this private placement.

The second private placement was the sale of 6,666,667 units at a price of $0.15 per unit (2,222,222 units at $0.45 post-consolidation). Each unit consists of one common share and one common share purchase warrant exercisable to acquire one additional common share at a price of $0.183 per share until February 28, 2003 and at a price of $0.216 to February, 2004 ($0.55 for the first year and $0.65 for the second year post-consolidation). A finder's fee of 500,000 units (166,667 units post-consolidation) was paid to Global Resource Investments Ltd. in connection with this private placement.

Fiscal Year 2001 Ended December 31, 2001 versus Fiscal Year 2000 Ended December 31, 2000.

The Net Loss for the year totaled ($168,534), or ($0.01) per share compared to Net Income of $351,333 or $0.01 per share, in the prior year. The loss for 2001 versus 2000 was primarily the absence of a gain on the sale of assets for 2001 while the Company recorded mineral property transactions totaling $1,319,411 on the sale of the Hammerdown/Rumbullion gold property in Newfoundland in 2000. Other significant changes in income occurred in a decrease of Administration Fee Revenue to zero in 2001 versus $26,996 due to no fees being charged to other companies for office administration services in 2001. Interest income fell to $77,060 from $124,109 due to a lower cash position during the period.

Future Income Tax Benefit (Provision) for the year totaled $236,018 versus ($268,995) for 2000. The change is related to the retroactive application of the change in accounting policy to the asset and liability method as Recommended by the Canadian Institute of Chartered Accountants._Expected tax provisions are figured using the difference between the tax basis of the asset and the financial statement value using the expected future tax rates. The income tax benefit of $236,018 arising during this year results primarily from the loss incurred during the year, the tax basis of assets in excess of the amount booked for accounting purposes due to write-offs and a reduction in the expected income tax rate.

Large changes in expenses in the year occurred in Audit and Accounting, which rose to ($38,850) from ($28,200) due to the cost of preparing reconciled US GAAP accounting statements; Amortization, which fell to ($3,769) from ($13,240) due to the completion of the amortization schedule of certain capital assets; Investor Relations and Promotion decreased to ($44,989) from ($63,264) as the Company decided to reduce its expenditures in this area to conserve capital; Legal expense fell to ($15,107) from ($26,742) as the sale of the Hammerdown property in the prior year accounted for the larger expense in 2000; Office and Miscellaneous increased to ($37,738) from ($35,830) as the Company worked to reduce administrative costs which was offset by the decline in shared office and administration fees charged to other companies for office services; Salaries and Wages rose to ($218,454) from ($183,888) due to additional salaries for personnel involved in the due diligence investigation of new properties. The Company also recorded a Bad Debt expense in 2001 of ($26,374) related to the write-off of shared office costs due to the Company.

Changes in other expenses includes a decline in Property Interests Written-off to ($24,771) from ($404,096) as the Company wrote-off the Deva Property in Quebec in 2001; General Exploration expense increased to ($25,533) from ($5,953) as the Company conducted increased due diligence on new properties; Write-down of Marketable Securities increased to ($31,960) from ($16,483) as the continued decline in the junior resource market negatively effected the common shares of other companies held by the Company.

During the twelve month period ended December 31, 2001, the Company issued no common shares.

<u>Fiscal 2000 Ended December 31, 2000 compared to Fiscal 1999 Ended December 31, 1999</u>

The Net Income for the Year 2000 totaled $351,333, or $0.01 per share vs. a Net Loss of ($1,611,614), or $(0.04) per share in 1999. The increase is largely related to the sale of the Hammerdown/Rumbullion gold property which increased Mineral Property Transactions to $1,319,411 for 2000 versus $11,227 in the prior year. Interest Income rose to $124,109 from $11,452 due to higher cash balances.

Future Income Tax Provision for the year totaled ($268,995) versus ($1,080,349) for 1999. The change is related to the retroactive application of the change in accounting policy to the asset and liability method as Recommended by the Canadian Institute of Chartered Accountants. Expected tax provisions are figured using the difference between the tax basis of the asset and the financial statement value using the expected future tax rates. The future income tax liability of (1,080,349) retroactively applied in 1999 represents the cumulative a historic amount and has arisen primarily from the excess of the booked amount of mineral exploration expenditures that have been renounced to investors for tax purposes under provisions of the Canadian Income Tax Act, resulting in a lower tax basis to the Company.

Total Expenses decreased to ($423,656) from ($514,216). Large changes in expenses occurred in Investor Relations and Promotion, which dropped to ($63,264) from ($109,630) as management reduced their investor relations efforts from the prior year; Office and Miscellaneous dropped to ($35,830) from ($46,836) as the Company worked to reduce administrative costs; Legal expenses decreased to ($26,742) from ($44,194) as the Company entered into several joint venture agreements in FY 1999 which required additional legal costs; Regulatory Fees decreased to ($3,662) in FY 2000 from ($9,985) in FY 1999 as the Company conducted no Private Placements in 2000 versus one in 1999 which required the payment of additional fees.

Other Expenses included the Write-off of Mineral Properties, which increased to ($404,096) versus ($66,065) in FY 1999 as the Company terminated its option on the Spider Lake property in Ontario which accounted for the majority of the increased costs in FY 2000. Other large changes included the Write-down of Marketable Securities, which decreased to ($16,483) from

($48,071) in the prior year as the valuations of the shares of other companies held in Commander's portfolio began to stabilize in FY 2000. The Company recorded no gains on the sale of marketable securities in FY 2000 versus a gain of $58,550 in 1999.

The Company conducted no Private Placements in FY 2000. However, the Company did issue 156,000 common shares upon exercise of stock options for proceeds of $28,080; Issued 150,333 common shares upon exercise of common stock warrants for proceeds of $27,060; Issued 175,000 shares for mineral properties at a deemed value of $26,250.

<u>Fiscal Year 1999 Ended December 31, 1999 vs. Fiscal Year 1998 Ended December 1998.</u>

The Net Loss in 1999 totaled ($1,611,614), or ($0.04) per share vs. ($645,262), or ($0.02) per share in 1998. Revenue from Administration Fees declined to $21,490 from $65,612 due to a change in the fees charged to other companies for office administration services. Interest Income fell to $11,452 from $47,083 as the Company maintained a lower cash balance through the year versus FY 1998.

Future Income Tax Provision for the year totaled ($1,080,349). The change is related to the retroactive application of the change in accounting policy to the asset and liability method as Recommended by the Canadian Institute of Chartered Accountants for the temporary differences between the carrying amount of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years that are likely to be realized. The Company has applied this change retroactively for 1999.

Total Expenses increased to ($470,047) versus ($351,126) in 1998. Large changes occurred in Investor Relations and Promotion, which rose to ($109,630) in FY 1999 from ($79,891) in FY 1998 as the Company increased its investor relations program and attended additional investor conferences; Legal Fees rose to ($44,194) from ($13,254) as a Private Placement and the signing of several joint venture agreements required additional legal costs in the current year; Office and Miscellaneous declined to ($46,836) versus ($74,330) in 1998 as management reduced overhead costs.

Other changes in expenses included the Write-off of mineral properties, which fell to ($66,065) from ($97,624) in 1998 as the Company eliminated fewer properties from its active exploration portfolio in FY 1999; General Exploration fell to ($5,632) from ($18,074) as the Company conducted less due diligence during its search for new properties to add to its exploration portfolio. The Write Down of Marketable Securities declined to ($48,071) from ($178,438) as the valuation of the share prices of other companies held in Commander’s portfolio declined less than in the previous year; The Company also recorded a Gain on the Sale of Marketable Securities in FY 1999 of $58,550 versus zero in the prior year as the Company sold certain shares of other public companies held in its portfolio for a higher valuation than that recorded in its financial statements.

During FY 1999 the Company issued 2,285,832 common shares in a Private Placement for proceeds of $329,114; Issued 1,109,520 common shares for Conversion of Special Warrants for proceeds of $443,808; Issued 207,500 shares in exchange for Mineral Properties at a deemed value of $44,650.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary source of funds since incorporation has been through the issuance of its common stock and the sale of common stock options and common stock share purchase warrants. The Company has no revenue from mining to date.

During Fiscal 2002 the Company anticipates that it and its joint-venture partners will conduct exploration on at least 3 of its properties. In addition, the Company anticipates limited exploration expenditures on several additional properties within its portfolio as well as possibly investigating the acquisition of new properties to its portfolio. This total does not include the diamond exploration properties which the Company has transferred to DNR under the Plan of Reorganization. At present, the Company is conducting drill programs at its Green Bay and Orion projects with an anticipated budget of approximately $300,000. The exploration budget for 2003 has not yet been determined as it will depend upon the results of the current program at Green Bay and Orion.

The level and timing of its programs depends on its joint-venture partners and the economic climate. Management believes it has sufficient funds on hand to complete its 2002 and 2003 exploration programs but may raise additional funds through the private placement of common shares at times management considers prudent in order to meet future cash needs. The Company is also seeking possible joint-venture partners for properties within its portfolio which it considers non-core holdings. Management considers properties within its portfolio to be “non-core” if there is no significant exploration planned within the current and/or next fiscal year either by the Company or its joint-venture partners. If management is successful in joint-venturing additional properties, any exploration or property option payments provided by the partner could reduce the Company’s need to conduct future financings in order to meet anticipated program goals.

The Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company's liquidity are substantially determined by the success or failure of the Company's exploration programs or the future acquisition of projects.

<u>The Nine Months ended September 30, 2002 vs. Nine Months Ended September 30, 2001.</u>

The Company’s Working Capital totaled $1,114,814 as of September 30, 2002 compared to $1,682,463 as of September 30, 2001. The decrease was due to a lower cash position, which was $1,390,265 versus $1,454,812; Marketable Securities of $514,837 compared to $70,788 due to the receipt of 890,000 common shares of Diamonds North as a bonus for a loan; Higher Accounts Receivable of $356,633 compared to $140,800; Lower Project Advances of zero compared to $69,476. Current liabilities fell in the current period, to ($40,239) from ($73,651) due to the payment of certain accounts payable.

Mineral Property interests fell to $7,030,269 from $8,078,006 as the Company wrote-off certain properties and exploration expenditures as well as completed a property sale subsequent to the close of the prior year’s period. Provision for Future Income Taxes totaled $1,113,326 versus zero in the prior period due to the adoption of the Canadian Institute of Chartered Accountant’s recommendation for the accounting for income taxes during the year-end period ending 12/31/01.

Net Income for the period totaled $122,234. Cash used in operating activities totaled ($581,508) with the Net Income offset by increase in Accounts Receivable of ($200,829), Accounts Payable of ($63,497) and Marketable Securities of ($445,000). Non-cash charges included Amortization of $3,072 and Amortization of $8,418. Cash flow from Investing Activities was ($488,241) with the largest component being Loan Receivable of ($300,000) and Mineral Property Acquisition and Exploration Costs of ($191,201) and Purchase of Capital Assets of ($6,178). Cash Flows from Financing Activities was $1,262,050, all received from shares issued for cash from 2 private placements and the exercise of warrants. In total, the Company's activities provided an increase in cash of $192,301.

During the period, the Company completed two private placements. In the first, the Company raised $160,000 through the sale of 566,667 common shares (post reverse split) at $0.30 per unit. In the second, the Company issued 2,222,222 units at a price of $0.45 per unit (post reverse split) for gross proceeds of $1,000,000. The Company also issued 326,833 common shares (post reverse split) for proceeds of $98,050 pursuant to the exercise of common stock purchase warrants and issued 13,333 common shares (post reverse split) pursuant to the exercise of common stock options.

Fiscal Year Ended December 31, 2001 vs. Fiscal Year Ended December 31, 2000.

The Company's Working Capital totaled $1,298,069 at December 31, 2001 compared to $2,412,248 at December 31, 2000. The largest component in the decrease was a decline in the Company's cash position which was $1,197,964 on December 31, 2001 versus $2,134,604 at December 31, 2000. The decrease in the Company's cash position was due to property acquisition and exploration costs. The Company also had marketable securities valued at $40,887 which was higher than the $21,317 in the previous period due to the acquisition of additional shares for property payments and satisfaction of accounts receivable in lieu of cash. Accounts receivable declined to $155,804 from $355,339 as certain amounts owned were paid to the Company in the current period. Prepaid Expenses rose to $7.150 from $3,024 as the Company paid certain budgeted amounts ahead of schedule. Mineral Property assets rose to $8,332,326 from $7,625,880 due to the capitalization of exploration expenditures spent during the period.

The Company's liabilities at December 31, 2001 totaled $1,217,062 versus $1,451,380 on December 31, 2000 due to the decrease in Provision for Future Income Taxes. The Company had no long-term debt in either period.

The Company recorded a net loss of ($168,534) for the period. Cash used for Operating Activities was ($180,473). The Company recorded ($756,167) in Investing Activities. This amount was capitalized as they related to the acquisition and exploration of mineral properties totaling ($749,217) and capital assets of ($6,950). Financing Activities were zero in the current period as the Company issued no common shares or debt. In total, the Company used ($936,640) of cash during the year.

The Company issued no common shares during the year.

Fiscal Year Ended December 31, 2000.

The Company closed the period with working capital of $2,412,248. The Company's cash position was $2,134,604 vs. $321,297 at December 31, 1999. The increase was related to the sale of the Hammerdown/Rumbullion gold property. Marketable Securities fell to $21,317 from $37,800 as the Company wrote-down the value of certain positions due to changes in market value. Accounts Receivable rose to $355,339 from $100,528 at the end of FY 1999 due to administrative fees which were billed but not yet received. Mineral Properties fell to $7,625,880 from $9,500,121 due to the sale of the Hammerdown/Rumbullion property which was partially offset by the capitalization of exploration expenditures on other properties.

Liabilities at December 31, 2000 were $1,349,344 which was down from the prior year's $1,237,909 due to an increase in Provision for Future Income Taxes.

The Company reported Net Income for the year of $351,333. Operating Activities provided $561,954 as the category had several non-cash charges, including Write-off of Mineral Properties totaling $404,096 and the Write-Down of Marketable Securities of $16,484. Mineral Property Transactions was the largest transaction in the category as the sale of the Hammerdown/Rumubullion gold property was ($1,308,610). Other major items were Accounts Receivable, which was ($254,811) and Accounts Payable of ($55,524).

Investing Activities contributed cash of $2,320,121. Due to the Sale of the Hammerdown/Rumbullion property, Proceeds on Disposal of Mineral Property contributed cash of $3,300,000 which was partially offset by exploration and acquisition expenditures on Mineral Properties of ($976,424) and cash for Capital Assets of ($3,455).

Financing Activities provided cash of $55,140 as the Company issued 156,000 shares for the exercise of options and 150,333 for the exercise of warrants. The Company's total cash position increased by $1,813,307 during the year.

During the year, the Company issued 58,333 common shares (adjusted for the 1 for 3 reverse split) for mineral properties for a deemed value of $26,250; Issued 52,000 (post reverse split) common shares for cash of $28,080 pursuant to the exercise of common stock options and issued 50,111 common shares (post reverse split) for cash of $27,060 pursuant to the exercise of common stock purchase warrants.

Fiscal Year Ended December 31, 1999.

The Company closed the period with working capital of $307,933. The Company's cash position was $321,297, down from $731,013 in the prior period. The decrease was due to the Company's general expenditures and fewer financing activities versus the prior year. Marketable securities were $37,800 versus $78,373 as the Company wrote-down certain of its securities positions due to lower market values. Accounts Receivable rose to $100,528 from $69,099 as administration fees were billed but not paid in the current period. Mineral Properties increased to $9,018,693 from $8,685,777 reflecting the capitalization of exploration expenditures.

Liabilities totaled $1,237,909 due to the Provision for Future Income Taxes.

The Company's Net Loss for the year was ($1,611,614). Cash applied to Operating Activities was ($435,220), which included non-cash charges of the Write-off of Mineral Properties of $66,065; the Write-Down of Marketable Securities of $48,071 and a Gain on the Sale of marketable Securities of ($58,550).

Cash applied to Investing Activities was ($303,610) with funds applied to Mineral Properties of ($469,331) being partially offset by the Proceeds on Disposal of Mineral Properties of $100,000 and Proceeds on Disposal of Marketable Securities of $66,050. Company Financing Activities provided $329,114 as the Company issued 2,285,832 common shares for cash.

For the year, Net Cash decreased by ($409,716) from the end of FY 1998.

During the year, the Company issued 761,944 common shares (adjusting for the 1 for 3 reverse split) for cash of $329,114 pursuant to private placements; issued 369,840 common shares (post reverse split) for cash of $443,808 pursuant to the conversion of special warrants; issued 69,166 (post reverse split) common shares for mineral properties at a deemed value of $44,650.

Variation in Operating Results

The Company is presently exploring its properties for sufficient reserves to justify production. None of the properties are yet in production and consequently, do not produce any revenue. As a result there is little variation expected in operating results from year to year and little is to be expected until such time, if any, as a production decision is made on one of its properties.

The Company derives interest income on its bank deposits, which depend on the Company's ability to raise funds. The Company also shares office space with several other resource corporations and provides certain office administrative services to these corporations. In return, the Company receives Administrative Fees which the Company classifies as revenue. The amounts received are largely offset by the costs of providing the services and management does not consider this revenue as a material segment of its business.

Management periodically through the exploration process, reviews results both internally and externally through mining related professionals. Decisions to abandon, reduce or expand exploration efforts is based upon many factors including general and specific assessments of mineral deposits, the likelihood of increasing or decreasing those deposits, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labor and capital costs. There cannot be a pre-determined hold period for any property as geological or economic circumstances render each property unique.

The Company's financial statements are stated in Canadian (C$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as noted in Footnote 12 to the financial statements.

US GAAP Reconciliation with Canadian GAAP

In accordance with U.S. GAAP, costs related to acquisition and exploration activities are generally expensed, whereas under Canadian GAAP such costs are deferred until the properties are brought into production, at which time the deferred costs are to be amortized on a unit of production basis over proven and probable reserves, or until the properties are abandoned or sold, at which time the deferred costs are written off. As a result, acquisition and exploration costs have been expensed under US GAAP in the year such costs were incurred. The effect of the write-off was an increase to the US GAAP loss in the year 2001 of $706,448, $598,578 in 2000 and $332,916 in 1999. Total assets and shareholder equity was decreased by $8,332,326 in 2001 and by $7,625,880 in 2000.

Under U.S. GAAP, the Company would be required to write down or write off capitalized amounts when a property is not economically supportable for all financial statements issued subsequent to December 31, 1995. This method may require the Company to write down its mineral properties in subsequent periods. The effect of this write down that may be required from generally accepted accounting principles applicable to subsequent periods has been determined.

US GAAP also requires any marketable securities considered trading securities to be recorded at market value with any unrealized gains being recorded in operations. This has the effect of increasing FY 2001 revenues by $15,999 and by $693 in FY 2000.

For 2001, the Company’s net loss of ($168,534) under Canadian GAAP was decreased to a loss under US GAAP of ($882,155). The adjustments occurred in FY 2001’s Mineral Property Costs of ($1,038,602); $15,999 for adjustment for Marketable Securities; ($23,172) for Non-employee stock based compensation expense; and $24,771 for a Reversal of Write-off of Mineral Properties under Canadian GAAP.

Due to the requirement under US GAAP that all exploration costs be expensed, the write-off of all Deferred Exploration which was capitalized under Canadian GAAP causes the Accumulated Deficit under US GAAP to be ($17,637,372) as of December 31, 2001.

Item 6. Directors, Senior Management and Employees

Table No. 5 lists as of 1/23/2003 the names of the Directors of the Company. The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company. All Directors are residents and citizens of Canada.

Table No. 5
Directors

Name	Age	Date First Elected/Appointed
William J. Coulter (1) (2)	68	July 1991
Bernard Kahlert	61	June 1998
Johnathan Rubenstein (1) (2)	53	September 1987
Victor A. Tanaka	57	January 1993

(1) Member of the Audit Committee
(2) Member of the Compensation Committee

Table No. 6 lists, as of 1/23/2003, the names of the Executive Officers of the Company. The Executive Officers serve at the pleasure of the Board of Directors. All Executive Officers are citizens and residents of Canada.

Table No. 6
Executive Officers

Name	Age	Position	Date of Appointment
William J. Coulter	68	President	August, 1999
Bernard Kahlert	61	VP Exploration	December, 1999
Janice Davies	45	Corporate Secretary	September, 1991

William Coulter is the President and a Director of the Company. Mr. Coulter received a B.Sc. from the University of Toronto in 1956. He served as President of Commander from 1994 to 1997 and again from 1999 to the present after taking a two year sabbatical as he successfully recovered from cancer. He is President of Binjas Holdings and Jay Willy Trading Company Ltd., private investment companies in Vancouver, and is a director of Atna Resources Ltd., a public company traded on the Toronto Stock Exchange. Mr. Coulter devotes approximately 80% of his time to the affairs of the Company.

Bernard Kahlert is a Director and Vice-President, Exploration. Mr. Kahlert received a B.Sc. from the University of British Columbia in 1966 and has held the Professional Engineer designation in B.C. since 1971. He has been associated with Commander as a technical advisor and as Vice-President, Exploration since 1990. He has also served as a consultant and director of several public Canadian resource companies. Mr. Kahlert devotes approximately 70% of his time to the affairs of the Company.

Janice Davies is the Corporate Secretary and was first appointed in September, 1991. Ms. Davies is a principal with Geolisting.com, a private company that provides consulting services to the natural resource industry. She devotes approximately 65% of her time to the affairs of the Company.

Jonathan Rubenstein is a director of the Company and was first appointed in 1987. Mr. Rubenstein received a B.A. from Oakland University in Michigan in 1971 and a LLB from the University of British Columbia in 1976. He is an attorney in British Columbia since 1977 and served as Vice-President, Corporate Affairs for Sutton Resources from 1994 until its takeover by Barrick Gold Corporation in 1999. Mr. Rubenstein has also served as a consultant and director to numerous Canadian public companies, and currently serves as a director of Canadian issuers Redcorp Ventures, Cumberland Resources, and Citation Resources, as well as Dynamic Oil and Gas which is traded on the Toronto Stock Exchange and the NASDAQ Small-cap market. Mr. Rubenstein devotes approximately 10% of his time to the affairs of the Company.

Victor Tanaka is a Director of the Company and was first appointed in January, 1993. Mr. Tanaka received a B.Sc. from McGill University in Montreal in 1996 and has been a Professional Geologist in British Columbia since 1992. He is President and a Director of Pathfinder Resources Ltd. and Fjordland Minerals as well as a Director of Impact Minerals and Petra Resource Corp., all of which are public mining exploration companies listed on the Canadian Venture Exchange. Mr. Tanaka devotes approximately 10% of his time to the Company’s affairs.

There are no family relationships between any two or more Directors or Executive Officers. There are no material arrangements or understandings between any two or more Directors or Executive Officers.

Compensation

The Executive Officers and Directors of the Company received compensation in the amounts shown in the following table during the last 3 fiscal years:

Table Number 7
Compensation of Officers and Directors

		Annual Compensation			
Name and Principal Position	**Fiscal Year**	**Salary**	**Bonus**	**Other Annual Compensation**	**Stock Options Granted(#)**
William Coulter	2001	$ 96,000	Nil	Nil	63,333
President and	2000	$ 96,000	Nil	Nil	133,333
Director	1999	$ 8,000	Nil	Nil	20,000
Bernard Kahlert	2001	$100,800	Nil	Nil	83,333
VP-Exploration and	2000	$100,800	Nil	Nil	66,667
Director	1999	$100,800	Nil	Nil	70,000
Janice Davies	2001	$ 42,000	Nil	Nil	Nil
Corporate	2000	$ 42,000	Nil	Nil	Nil
Secretary	1999	$ 42,000	Nil	Nil	7,000
Jonathan	2001	Nil	Nil	Nil	Nil
Rubenstein	2000	Nil	Nil	Nil	Nil
Director	1999	Nil	Nil	Nil	16,667
Victor Tanaka	2001	Nil	Nil	Nil	Nil
	2000	Nil	Nil	Nil	Nil
	1999	Nil	Nil	Nil	16,667

Stock option figures have been adjusted to reflect the 1 for 3 stock consolidation effective May 3, 2002.

The Company may grant stock options to Executive Officers and employees; refer to Item #10 "Options to Purchase Securities from Registrant or Subsidiaries".

During Fiscal 2001, ended 12/31/01 no Director and/or Executive Officer received and/or accrued compensation (cash or otherwise) in excess of US$60,000 except as listed above.

No funds were set aside or accrued by the Company during Fiscal 2000 to provide pension, retirement or similar benefits for Directors or Executive Officers.

The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company for Fiscal 2001 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Executive Officer.

Staffing

As of 1/23/03, the Company had three full time employees and three Executive Officers. None of the Company's employees are covered by a collective bargaining agreement.

Share Ownership

The Registrant is a publicly-owned Canadian corporation, the shares of which are owned by Canadian residents, US residents, and residents of other countries. The Registrant is not controlled directly or indirectly by another corporation or any foreign government, except as described below.

Table No. 8 lists, as of January 23, 2003, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 8
Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class(#)
Common	William J. Coulter (1)	815,665	4.63%
Common	Bernard Kahlert (2)	391,282	2.22%
Common	Janice Davies (3)	91,934	0.53%
Common	Jonathan Rubenstein (4)	83,332	0.48%
Common	Victor Tanaka (5)	246,761	1.42%
	Total Directors/Officers	**1,628,974**	**8.99%**

(1) 53,250 of these shares are registered in the name of Binjas Holdings, a private company controlled by William Coulter. 76,000 of these shares are registered in the name of Jay Willy Trading Co. Ltd., a private company controlled by William Coulter. 216,666 of these shares represent currently exercisable share purchase options and 66,666 of these shares represent stock purchase warrants.

(2) 224,999 of these shares represent currently exercisable stock purchase options and 33,333 represent stock purchase warrants.

(3) 90,333 of these shares represent currently exercisable stock purchase options.

(4) 83,332 of these shares represent currently exercisable share purchase options.

(5) 83,332 of these shares represent currently exercisable share purchase options.

Based on 17,328,831 shares of common stock outstanding as of 1/23/03 and currently exercisable stock options and stock purchase warrants held by each beneficial holder. All figures have been adjusted for the 1 for 3 stock consolidation effective May 3, 2002.

Item 7. Major Shareholders and Related Party Transactions

The Registrant is a publicly-owned corporation, the shares of which are owned by Canadian residents, US residents, and residents of other countries. The Registrant is not controlled directly or indirectly by another corporation or any foreign government, except as described below.

Table No. 9 lists, as of 1/23/03, persons and/or companies holding 5% or more beneficial interest in the Registrant's outstanding common stock.

Table No. 9
5% or Greater Shareholders

Title of Class	**Name of Beneficial Owner**	**Amount and Nature of Beneficial Ownership**	**Percent of Class(#)**
Common	Arthur Richards Rule (1) (2) (3)	4,444,444	22.75%

(1) These shares are held by Exploration Capital Partnership LP, a Nevada Limited private investment partnership. Resource Capital Investment Corporation serves as the corporate General Partner of Exploration Capital. Resource Capital is owned by the Rule Family Trust utd 12/17/98, revocable grantor trust controlled by Arthur Richards Rule who is considered beneficial owner of these shares.

(2) 2,222,222 of these shares represent stock purchase warrants; however, exercise of these warrants is restricted by agreement between Exploration Capital Partners and Commander Resources Ltd. that states Exploration Capital Partners will not exercise the warrants to acquire an interest in the voting shares of Commander Resources Ltd. that at any time is equal to or greater than 20% of the issued shares of Commander Resources Ltd. unless shareholders have first approved a resolution consenting to Exploration Capital acquiring 20% or more of the voting shares of Commander Resources Ltd.

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(3) 2,222,222 units of securities of Commander issued to Exploration Capital Partnership were issued in reliance upon Regulation S, under the Securities Act of 1933 (Rule 903).

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Based on 17,328,831 shares issued and outstanding as of 1/23/03 and each individual’s share purchase options and common stock purchase warrants. All figures have been adjusted for the 1 for 3 stock consolidated effective May 3, 2002.

The Company’s major shareholders have no different voting rights than any other shareholders.

There are 40 United States citizens as registered holders of the Company’s common stock representing approximately 2,123,476 common shares, or 12.25% of the common shares outstanding.

Interest of Management in Certain Transactions

The Company currently engages in administrative transactions with certain other public resource companies that have directors in common.

The Company rents office space from Pathfinder Resources Ltd. Victor Tanaka, Director is President and a Director of Pathfinder Resources. In FY 2001, the Company paid Pathfinder $31,000 (FY 2000 - $52,781) for rental space.

The Company provides administrative office services to Fjordland Minerals, Petra Resource Corporation and Atna Resources Ltd. Victor Tanaka, Director, is a Director of Fjordland and Petra. William Coulter, President and Director, is a Director of Atna. In FY 2001, the Company recorded no Administration Fees as revenue (FY 2000 - $26,996) but did receive common shares valued at $33,530 for consideration of Administration Fees owed for prior periods.

Item 8. Financial Information

The financial statements as required under ITEM 17 are attached hereto and found immediately following the text of this Registration Statement. The Auditors' Report of G. Ross McDonald, Chartered Accountant, for the audited financial statements is included herein immediately preceding the audited financial statements.

Item 9. Offer and Listing of Securities

Nature of Trading Market

The Company's common shares trade on the TSX Venture Exchange ("TSX") in Vancouver, British Columbia, Canada under the trading symbol "CMD" and CUSIP #56079L101. The Company's common shares commenced trading on the Vancouver Stock Exchange (now the TSX Venture Exchange) on July 23, 1987. The closing price of the Company's common stock was $0.25 on March 28, 2003.

Table No. 10 lists the volume of trading and high, low and closing sales prices on the CDNX for shares of the Company's common stock for the most recent 6 months, the last ten fiscal quarters and the last 5 fiscal years.

Table No. 10
Canadian Venture Exchange Stock Trading Activity

Period Ended	High	Low	Closing
	- Sales - Canadian Dollars		
February 2003	$0.27	$0.19	$0.24
January 2003	$0.25	$0.20	$0.20
December 2002	$0.25	$0.16	$0.20
November 2002	$0.20	$0.13	$0.17
October 2002	$0.25	$0.11	$0.16
September 2002	$0.20	$0.08	$0.12
Three Months Ended 12/31/02	$0.25	$0.11	$0.20
Three Months Ended 9/30/02	$0.30	$0.08	$0.12
Three Months Ended 6/30/02	$0.57	$0.22	$0.30
Three Months Ended 3/31/02	$0.51	$0.30	$0.45
Three Months Ended 12/31/01	$0.39	$0.18	$0.39
Three Months Ended 9/30/01	$0.36	$0.21	$0.27
Three Months Ended 6/30/01	$0.36	$0.24	$0.36
Three Months Ended 3/31/01	$0.39	$0.21	$0.24
Three Months Ended 12/31/00	$0.48	$0.21	$0.21
Three Months Ended 9/30/00	$0.78	$0.33	$0.45
Three Months Ended 6/30/00	$0.75	$0.33	$0.42
Three Months Ended 3/31/00	$0.78	$0.30	$0.66
Fiscal Year Ended 12/31/02	$0.57	$0.08	$0.20
Fiscal Year Ended 12/31/01	$0.39	$0.18	$0.39
Fiscal Year Ended 12/31/00	$0.78	$0.21	$0.21
Fiscal Year Ended 12/31/99	$1.41	$0.30	$0.33
Fiscal Year Ended 12/31/98	$1.65	$0.60	$0.99

* All share prices have been adjusted for the May 2002 1 for 3 reverse stock split.

Table No. 11 lists, as of 3/28/03, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.

Table 11
Share Purchase Warrants Outstanding

Effective Date of Issuance	**Number of Share Purchase Warrants Originally Granted**	**Number of Share Purchase Warrants Still Outstanding**	**Exercise Price**	**Expiration Date of Share Purchase Warrants**
Feb/02	2,388,888	2,388,888	$0.43 (year 1) $0.505 (year 2)	Feb 27/04 (2)

All figures have been adjusted to reflect the 1 for 3 consolidation of common shares effective May 3, 2002.
(1) The Warrants are non-transferable and include 166,667 warrants granted as a Finder's Fee.

Debt Securities to be Registered. Not applicable.
American Depository Receipts. Not applicable.
Other Securities to be Registered. Not applicable

The TSX Venture Exchange

The TSX Venture Exchange ("CDNX") is a result of the acquisition of the Canadian Venture Exchange by the Toronto Stock Exchange.

The Canadian Venture Exchange was a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange which took place on November 29, 1999. On August 1, 2001, the Toronto Stock Exchange completed its purchase of the Canadian Venture Exchange from its member firms and renamed the Exchange the TSX Venture Exchange. The CDNX currently operates as a complementary but independent exchange from its parent.

The initial roster of the CDNX was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Toronto, Montreal and Winnipeg Stock Exchanges. The CDNX is a venture market as compared to the Toronto Stock Exchange which is Canada's senior market and the Montreal Exchange which is Canada's market for derivatives products.

The CDNX currently has five service centers: Calgary, Toronto, Vancouver, Winnipeg and Montreal. These service centers provide corporate finance, surveillance and marketing expertise. The corporate office for the CDNX is located in Calgary and the operations office is located in Vancouver.

The CDNX is a self-regulating organization owned and operated by the TSX Group. It is governed by representatives of its member firms and the public.

The TSX Group acts as a business link between TSX Venture Exchange members, listed companies and investors. CDNX policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established. Listings are predominately small and medium sized companies.

Regulation of the TSX Venture Exchange, its member firms and its listed companies is the responsibility of Market Regulation Services Inc. ("RS") which was created as a joint initiative of The Toronto Stock Exchange Inc. and the Investment Dealers Association of Canada.

RS is recognized as a self-regulatory entity in the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec. As a Regulation Service Provider, RS provides independent regulation services to marketplaces (existing exchanges, quotation and trade reporting systems (QTRSs) and alternative trading systems (ATSs) and their participants in Canada that contract with RS Inc. for the provision of regulation services. As a national regulator for the Canadian marketplace, it is the first independent regulator of its kind for the Canadian securities market.

RS administers, oversees and enforces the Universal Market Integrity Rules ("UMIR"). To ensure compliance with UMIR, RS monitors real-time trading operations and market-related activities of marketplaces and participants. RS also enforces compliance with UMIR by investigating alleged rule violations and administering any settlements and hearings that may arise in respect of such violations.

RS's areas of responsibility include Market Surveillance; Operations and General Counsel (Market Policy); and Investigations and Enforcement.

The Market Surveillance division monitors all securities trading for compliance with the Universal Market Integrity Rules and marketplace specific rules. Market Surveillance also investigates irregularities and complaints relating to trading on marketplaces for which RS acts as regulation services provider to ensure a fair and orderly marketplace for all participants. This division is responsible for market supervision, which includes monitoring trading activity and timely disclosure, as well as preliminary investigations and trade desk compliance.

The market surveillance department issues CDNX notices to inform the public of halts, suspensions, delists and other enforcement actions. All CDNX notices can be found on the TSE/TSX website at www.tse.com. In the public interest, trading halts or suspensions are maintained until the surveillance department is satisfied that there is adequate disclosure of the company's affairs and a level playing field for investors. By Exchange policy, the department also reviews and approves certain types of transactions for all TSX listed companies. These types of transactions includes option grants, private placements and other share issuances, mergers and acquisitions, property-asset acquisitions and dispositions, loans, bonuses and finder's fees, changes of business, name changes, stock splits, and related party transactions. If the Exchange's review of such transactions finds them to be contrary to the public interest or is in violation of policy, approval for the transaction will be denied and any action taken by the company towards the completion of the transaction must be reversed.

The Operations and General Counsel division is responsible for the development and implementation UMIR as well as providing interpretations of, or exemptions from, UMIR with the goal of promoting market integrity. This division also coordinates all operational activities of RS including strategic planning and overall organizational matters. Finally, the General Counsel's office of this division is responsible for all legal services and matters relating to RS's Board of Directors.

The Investigation and Enforcement division is responsible for conducting investigations and prosecutions of violations of the UMIR and Policies and market integrity and market quality rules specific to the TSX Venture Exchange. Functions of this division include Investigations, Enforcement and Investigative Research.

a) Investigations
   Investigations focus on activities that may be in breach of the UMIR and/or the rules of the TSX Venture Exchange. The types of violations frequently investigated include high closings, market manipulation, client priority trading violations, unapproved trading, trading in restricted securities and conduct inconsistent with the just and equitable principles of trade.

   Requests for investigations come primarily from the Market Surveillance division of RS. Other sources include the provincial securities commissions, the Operations and General Counsel division, marketplaces, and in some instances, the general public. Investigators also lend assistance to investigations conducted by provincial securities commissions.

b) Enforcement
   Once an investigation is complete and a decision has been made to proceed with a prosecution a statement of allegations is served upon the concerned party which references the rule or rules alleged to have been in violation. An Offer of Settlement is also presented to the concerned party, who can either accept or reject the Offer of Settlement. If accepted, the Offer of Settlement must be approved by a hearing panel of RS. The hearing panel may accept the Offer of Settlement or reject it. If the Offer of Settlement is rejected by either the concerned party or by a settlement hearing panel, a Notice of Hearing is issued and served upon the concerned party and the matter proceeds to a hearing before a hearing panel. If the hearing panel determines that an applicable requirement has been violated, it may impose a range of

penalties, including a reprimand, a fine, or the restriction, suspension or revocation of access to a marketplace. After all hearings, there is an official public notification concerning the outcome of the hearing and the penalty or remedy imposed.

c) Investigative Research
The Investigative Research Division performs in-depth corporate research relating to officers, directors, and significant shareholders of organizations applying to list securities on the TSX Venture Exchange, or applying to obtain access to the marketplace's trading systems. Due diligence is a major function of the Enforcement division. The overall goal is to improve communication and to raise the standards of compliance in the securities trading industry.

Investors in Canada are protected by the Canadian Investor Protection Fund ("CIPF"). The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following Self-Regulatory Organizations: the TSX Venture Exchange, the Montreal Exchange, the Toronto Stock Exchange, the Toronto Futures Exchange and the Investment Dealers Association of Canada.

Shareholder Information

The Registrant's common stock is issued in registered form and the following information is from the Registrant's registrar and transfer agent, CIBC Mellon in Vancouver, British Columbia.

On 11/01/01, the shareholders' list for the Company's common shares showed 128 registered shareholders and 42,099,328 shares issued and outstanding (14,033,109 post reverse split). Refer to discussion below regarding holders of record of the Company's warrants

The Registrant has researched the indirect holdings by depositories and other financial institutions and believes it has in excess of 100 shareholders of its common stock.

The Company has forty registered shareholders in the United States. The Company believes there may be other U.S. shareholders that acquired the shares through the Canadian Venture Exchange that hold the stock in "street name" with various financial institutions.

As of 11/01/01, the Company was aware of six holders of its Share Purchase Warrants, none of which were located in the United States. These warrants were issued in conjunction with private placements and are non-transferable.

The Registrant is unaware of any active market in the United States for its common shares or warrants. The Registrant's common shares are not registered to trade in the United States in the form of American Depository Receipts (ADR's) or similar certificates.

The Registrant has not declared any dividends since inception and does not anticipate that it will do so in the foreseeable future. The present policy of the Registrant is to retain future earnings for use in its operations and the expansion of its business.

Legal Proceedings

The Company knows of no material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

Item 10. Additional Information

A. Share Capital

The authorized capital of the Company is 100,000,000 common shares and 25,000,000 reorganization shares. As of 12/31/01, the end of the Company's last fiscal year, 42,099,328 common shares were outstanding (14,033,109 common shares after adjusting for the 1 for 3 share consolidation effective May 3, 2002).

The Company has financed its activities through the sale of equity capital. The timing of such sales was dependent on the requirements of the Company and the economic climate. The Company anticipates having to raise additional funds by equity issuance in the next several years, as the Company does not expect to generate material revenue from mining operations or to achieve self-sustaining commercial mining operations for several years.

The most recent financings are described in the following paragraphs. All figures have been adjusted for the 1 for 3 share consolidation effective May 3, 2002.

On February 27, 2002 the Company sold a Non-Brokered Private Placement of 2,222,222 post-consolidation Units at a price of $0.45 per Unit. Each Unit consisted of 2,222,222 common shares and 2,222,222 non-transferable warrants. Each warrant is exercisable at a price of $0.549 in the first year and at $0.648 in the second year. A Finder's Fee of 166,667 additional Units was paid to Global Resource Investments Ltd.

On February 15, 2002 the Company sold a Non-Brokered Private Placement of 533,333 Units. Each Unit consisted of 533,333 common shares and 533,333 non-transferable common share purchase warrants. Each warrant is exercisable at a price of $0.30 for a one year period. A Finder's Fee of 33,333 additional Units was paid to Pacific International Securities.

On October 20, 1999 the Company sold a 2-part Private Placement. The first part consisted of 433,944 flow-through Units at a price of $0.45 per Unit. Each Unit consisted of one flow-through common share and one flow-through warrant to purchase an additional flow-through common share at a price of $0.54 until October 14, 2000. The second part consisted of 328,000 non-flow through Units at a price of $0.45 per Unit. Each non-flow through Unit consisted of one common share and one common share purchase warrant which gave the holder the right to purchase one common share at a price of $0.45 until October 14, 2000 or at a price of $0.54 until October 14, 2001. The CDNX granted an extension to the exercise term for the non-flow through warrants only. The extension allows the holder to convert the warrant into one share of common stock at a price of $0.30 until October 14, 2002. The extended warrants have a forced conversion provision. If the common stock trades at a price of $0.39 or higher for 10 consecutive days the holder has 30 days in which to exercise the warrants. Any warrants that remain unexercised at the conclusion of the 30-day period will automatically expire. Total proceeds to the Company after payment of placement costs was $329,114.

On July 31, 1997 the Company sold a 2-part Private Placement. The first part consisted of 1,666,667 flow-through common shares at a price of $1.20 per share. The second part consisted of 416,667 Units with each Unit consisting of one non-flow through common share and one non-transferable warrant allowing the holder to purchase one common share at a price of $1.50 for one year. On August 4, 1998 the Vancouver Stock Exchange granted an extension of the warrant term until January 31, 1999 at an exercise price of $1.74 per share. Total proceeds to the Company after placement fees totaled $2,162,576.

On June 27, 1997 the Company sold 20,333 Units at a price of $5.40 per Unit. Each Unit consisted of 1 1/3 common shares (1 flow-through and 1/3 non-flow through) and 1 common share purchase warrant to purchase a further 1 flow-through and 1/3 non-flow through common share) at $5.40 for a period of one year. Total proceeds to the Company after payment of placement fees was $102,294.

On May 30, 1997, the Company sold 181,003 Units at a price of $5.40 per Unit. Each Unit consisted of 1 1/3 common shares (1 flow-through share and 1/3 non-flow through share) and 1 common share purchase warrant exercisable for a further 1 flow-through and 1/3 non-flow through share) at $5.40 for a one year period. Total proceeds to the Company after payment of placement fees was $933,113.

On January 16, 1997, the Company sold 455,000 Units at a price of $1.65 per Unit. Each Unit consisted of one common share and one non-transferable share purchase warrant exercisable at $1.80 for one year. Total proceeds to the Company after payment of placement fees was $722,019.

Flow-Through Shares

Proceeds from the sale of Flow-Through common shares are used to fund mineral exploration work that may qualify for Canadian tax credits. Expenditures made by eligible individuals and corporations conducting grassroots mineral exploration in Canada may qualify for credits of 20% of the amount by which total qualified mining exploration expenses are incurred by the taxpayer in the taxation year.

Qualified Mining Exploration Expenses are defined as any expense (before deducting any assistance) incurred by a taxpayer for the purpose of determining the existence, location, extent or quality of a mineral resource in Canada, other than an excluded expense. Such qualified expenses may include costs incurred in:

a) Prospecting
b) Carrying out geological, geophysical or geochemical surveys
c) Drilling by rotary, diamond, percussion or other methods
d) Trenching, digging test pits and preliminary sampling

In order to apply for the Credit, the taxpayer must be subject to Income Tax for the taxation year in which the credit is being claimed.

Stock Options

Incentive Stock Options to purchase securities from Registrant are granted to Directors and Employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX Venture Exchange.

Under the stock option program, incentive stock options for up to 10% of the number of issued and outstanding shares of common stock may be granted from time to time, provided that incentive stock options in favor of any one individual may not exceed 5% of the issued and outstanding shares of common stock. No incentive stock option granted under the stock option program is transferable by the optionee other than by will or the laws of descent and distribution, and each incentive stock option is exercisable during the lifetime of the optionee only by such optionee.

The exercise price of all incentive stock options granted under the stock option program must be at least equal to the fair market value of such shares of common stock on the date of grant, and the maximum term of each incentive stock option may not exceed five years.

The exercise prices for incentive stock options were determined in accordance with British Columbia Securities Commission guidelines and reflect the average closing price of the Company's common stock for the ten trading days on the TSX Venture Exchange immediately preceding the day on which the Directors granted and publicly announced the incentive stock options.

The names and titles of the Directors and Executive Officers of the Registrant to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 12 as of 1/23/03, as well as the number of options granted to Directors and all employees as a group. The exercise price of the options is stated in Canadian Dollars.

Table No. 12
Stock Options Outstanding

Name	Number of Shares of Common Stock	Exercise Price	Expiration Date
William Coulter, President	20,000	$0.23	07/26/03
and Director	133,333	0.23	12/14/04
	63,333	0.23	09/11/06
Bernard Kahlert, V-P and	70,000	$0.23	07/26/03
Director	66,666	0.23	12/14/04
	88,333	0.23	09/11/06
Jonathan Rubenstein,	16,666	$0.23	07/26/03
Director	16,666	0.23	12/14/04
	50,000	0.23	09/11/06
Victor A. Tanaka, Director	16,666	$0.23	07/26/03
	16,666	0.23	12/14/04
	50,000	0.23	09/11/06
Janice Davies, Corporate	50,000	$0.23	07/26/03
Secretary	7,000	0.23	12/14/04
	33,333	0.23	09/11/06
Total Officers/Directors (5 persons)	698,662		
Total Employees/Consultants (9 persons)	346,663		
Total Officers/Directors/ Employees/Consultants (1)	**1,045,325**		

All amounts and prices reflect the 1 for 3 share consolidation effective May 3, 2002

(1) On January 11, 2002 Management proposed to reprice 1,054,000 outstanding stock options held by Directors, Employees and Consultants from an exercise price of $0.54 to $0.30, subject to shareholder approval. Shareholder approval was granted at the Extraordinary General Meeting held on April 12, 2002 and the above table reflects the repriced options.

Memorandum and Articles of Association

There are no restrictions on the business the company may carry on in the Articles of Incorporation.

Under the Company's articles of association and bylaws a director is not allowed to vote on a proposal, arrangement, contract or transaction in which the director is materially interested.

The Company's articles of association and bylaws do not allow directors, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

Part 8 of the Company's bylaws address the borrowing powers of the directors. The borrowing powers are summarized as follows:

The Directors may, from time to time on behalf of the Company:

a. borrow money in such manner and amount, on such security from such sources and upon such terms and conditions as they think fit;
b. issue bonds or other debt instruments outright or as security for any liability or obligation for either the Company or any other person;
c. mortgage any part or the whole of any property or assets of the Company;

There are no age limit requirements pertaining to the retirement or non-retirement of directors.

A director need not be a shareholder of the Company.

The rights, preferences and restrictions attaching to each class of the Company's shares are as follows:

Common Shares

The authorized shares of common stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Reorganization Shares

The Company has authorized 25,000,000 Reorganization Shares without par value. Holders of Reorganization Shares are not entitled to receive notice of or to attend or vote at any meeting of members or the Company except for meetings called to alter, repeal, modify or amended the provisions attaching to the Reorganization Shares. These shares carry special rights and restrictions. The Reorganization Shares are of a rank junior to the Common Shares of the Company and are subject in all respects to the rights, privileges, restrictions and conditions attaching to the Common Shares except as detailed.

Concerning dividends, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Reorganization Shares, the holders of the Reorganization Shares will be entitled to receive, when declared by the Board of Directors, non-cumulative dividends in an amount or amounts to be determined by the Board of Directors.

Concerning redemption, subject to the prior rights, privileges, restrictions and conditions attaching to any shares of the Company ranking in priority to the Reorganization Shares, with or without notice, the Company may redeem at any time any of the then outstanding Reorganization Shares on payment in cash or property for each Reorganization Share in an amount equal to the aggregate redemption value, and the Board of Directors may authorize any person to conclusively determine the Reorganization Redemption Amount at any time.

Concerning rights upon liquidation, dissolution or winding-up, the holders of Reorganization Shares shall be entitled to receive from the property or assets of the Company an amount equal to the Reorganization Shares redemption amount, together with all declared and unpaid dividends. Subject to the prior rights of any shares of the Company ranking in priority to the Reorganization Shares, such payment or distribution shall be made prior to the payment of any amount or the distribution of any property or assets of the Company to the holders of any other shares ranking junior to the Reorganization Shares. Upon payment to the holders of record of the Reorganization Shares on the date of distribution of the amount so payable, such holders shall not be entitled to share in any further distribution of the property or assets of the Company.

The provisions attaching to the Reorganization Shares may be repealed, altered, modified or amended but only with the prior approval of the holders of the Reorganization Shares given by an instrument in writing given by the holders of all Reorganization Shares outstanding or by a resolution passed by at least 75% of the votes cast at a meeting of the holders or Reorganization Shares called for such purpose.

The Company may by ordinary resolution filed with the Registrar amend its Memorandum to increase the authorized capital of the Company by:

a. creating shares with par value or shares without par value
b. increasing the number of shares with par value or without par value
c. increasing the par value of a class of shares with par value, if no shares of that class are issued.

The Company may by special resolution alter its Memorandum to subdivide, consolidate or change the designation of any or all of its shares in such manner and with such consents of members holding a class of shares as the Company Act provides.

The Company may alter its Memorandum or these Articles:

a. by special resolution, to create, define and attach special rights and restrictions to any shares, and
b. by special resolution to vary or abrogate any special rights and restrictions attached to any shares

but no right attached to any issued shares shall be prejudiced or interfered with unless all members holding shares of each class whose right is so affected has given consent in writing, or unless a resolution consenting is passed by three-fourths of such holders at a separate class meeting of the holders.

<u>Redemption Provisions</u>

The Company may, by a resolution of the Directors and in compliance with the Company Act, purchase any of its shares at the price and at the terms specified in the resolution. No purchase will be made if, at the time, the Company is insolvent or the purchase would render the Company insolvent. Unless the shares are to purchased through a stock exchange or the Company is purchasing the shares from an employee or former employee, or if the Company is purchasing the shares from an affiliate or dissenting members, the Company shall make its offer to purchase pro rata to every member who holds shares of the class or kind. If the Company proposes to redeem some but not all of the shares of any class, the Directors may decide the manner in which the shares to be redeemed shall be selected.

There are no provisions discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.

The conditions governing the manner in which annual general meetings and extraordinary general meetings of shareholders are convoked, including conditions of admission are described in Part 9 of the Company's bylaws. These conditions are summarized as follows:

Annual Meeting. An annual general meeting shall be held once in every calendar year at such time and place as determined by the Directors, but not more than 13 months after the holding of the last preceding annual general meeting.

Extraordinary General Meetings. The Directors may convene an extraordinary general meeting whenever they see fit. Requisitionists may convene a meeting as provided under the Company Act.

Every member who is present in person shall have one vote and every member shall have one vote for which he is the registered holder either in person or by proxy. A member may also appoint one or more alternate proxyholders to act in the place and stead of an absent proxyholder.

There are no limitations on the rights to own securities.

There are no provisions of the Company's articles of association, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

Material Contracts

On May 31, 2000, the Company entered into a sale agreement of the Hammerdown/Rumbullion property with Richmont Mines. The Company originally sold an option to purchase the Mining Lease to Abiting Inc. on November 3, 1999 in exchange for a $100,000 payment and a further $3.3 million on March 3, 2000 if the option was exercised. In addition, Abiting agreed to pay Commander $600,000 in gold production royalties calculated at the rate of $10.00 per ounce on mine production from 70,000 to 130,000 and further royalty of $20 per ounce of gold produced over 200,000 ounces provided the price of gold is US$290.00 an ounce or higher. Additionally, Abiting cancelled all of the royalty and back in rights on Commander’s remaining Rendell-Jackman mineral claims outside of the Hammerdown/Rumbullion Lease #153. Abiting subsequently sold the Mining Lease to Richmont Mines Inc. who assumed the ongoing royalty obligations to Commander.

On September 6, 2001, the Company entered into an option agreement with Falconbridge concerning the Sarah Lake property. In 1996, the Company optioned the property to Donner Resources Ltd. who earned 60% of the property from Commander by paying $125,000 in option payments and issuing 150,000 common shares to Commander and expending $1,000,000 in property exploration. Under the option agreement with Donner, any partner not funding a pro-rata share of exploration expenditures would see its ownership percentage of the property reduced by the amount of the exploration. Commander obtained an additional 7.94% interest in the property by contributing all the exploration funding on the property during several periods.

On September 6, 2001 Falconbridge entered into an agreement with Donner and Commander to earn a 50% interest in the Sarah Lake property by spending $4,000,000 in exploration on the property on or before December 31, 2006. The agreement is part of a larger agreement between Falconbridge and other mining companies with properties in the area which in total covers approximately 624.5 square kilometers. Falconbridge can earn a 50% interest in the combined property by incurring a total of at least $2,000,000 in exploration expenditures on the combined property on or before December 31, 2002 and $2,000,000 in each subsequent calendar year. The minimum expenditures must include at least $200,000 on or before December 31 2003 and $100,000 in each of the subsequent calendar years on Commander’s Sarah Lake property.

Exchange Controls and Other Limitations Affecting Security Holders

There are no governmental laws, decrees or regulations in Canada relating restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Company's common shares. Any remittance of dividends to United States residents are; however, subject to a 15% withholding tax (10% if the shareholder is a corporation owning at least 10% of the common shares of the Company) pursuant to Article X of the reciprocal treaty between Canada and the United States.

Except as provided in the Investment Canada Act, there are no limitations under the laws of Canada, the Province of Ontario or in the Articles of Incorporation of the Company on the right of foreigners to hold or vote the common shares of the Company.

The Investment Canada Act (the "ICA"), which became effective on 6/30/85, regulates the acquisition by non-Canadians of control of a Canadian business enterprise. In effect, the ICA required review by Investment Canada, the agency which administers the ICA, and approval by the Canadian government in the case of an acquisition of control of a Canadian business by a non-Canadian where: (i) in the case of acquisition (for example, through a share purchase or asset purchase), the assets of the business are $5 million or more in value; or (ii) in the case of an indirect acquisition (for example, the acquisition of the foreign parent of the Canadian business) where the Canadian business has assets of $50 million or more in value or if the Canadian business represents more than 50% of the assets of the original group and the Canadian business has assets of $5 million or more in value. Review and approval are also required for the acquisition or establishment of a new business in areas concerning "Canada's cultural heritage or national identity" such as book publishing, film production and distribution, television and radio, production and distribution of music, and the oil and natural gas industry, regardless of the size of the investment.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the ICA: (i) the acquisition of all or substantially all of the assets used in carrying on the Canadian business; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on the Canadian business; (iii) the acquisition of voting of an entity which controls, directly or indirectly, another entity carrying on a Canadian business. An acquisition of a majority of the voting interests of an entity, including a corporation, is deemed to be an acquisition of control under the ICA. An acquisition of less than one- third of the voting shares of a corporation is deemed not to be an acquisition of control. An acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an acquisition of control unless it can be established that on the acquisition the corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In 1988, the ICA was amended pursuant to the Free Trade Agreement dated 1/2/88 between Canada and the United States to relax the restriction of the ICA. As a result of these amendments, except where the Canadian business is in the cultural, oil and gas, uranium, financial services or transportation sectors, the threshold for direct acquisition of control by U.S. investors and other foreign investors acquiring control of a Canadian business from U.S. investors has been raised from $5 million to $150 million of gross assets, and indirect acquisitions are not reviewable.

In addition to the foregoing, the ICA requires that all other acquisitions of control of Canadian businesses by non-Canadians are subject to formal notification to the Canadian government. These provisions require a foreign investor to give notice in the required form, which notices are for information, as opposed to review, purposes.

Taxation

The following summary of the material Canadian federal income tax consequences generally applicable in respect of the common stock reflects the Company’s opinion. The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act" or "ITA")and the Canada-United States Tax Convention (the "Tax Convention") as at the date of the Registration Statement and the current administrative practices of Revenue Canada, Taxation. This summary does not take into account provincial income tax consequences.

Each holder should consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

Canadian Income Tax Consequences

Disposition of Common Stock

If a non-resident were to dispose of common stock of the Company to another Canadian corporation which deals or is deemed to deal on a non-arm's length basis with the non-resident and which, immediately after the disposition, is connected with the Company (i.e., which holds shares representing more than 10% of the voting power and more than 10% of the market value of all issued and outstanding shares of the Company), the amount by which the fair market value of any consideration (other than any shares of the purchaser corporation) exceeds the paid-up capital of the common stock sold will be deemed to be taxable as a dividend paid by the purchasing corporation, either immediately or eventually by means of a deduction in computing the paid-up capital of the purchasing corporation, and subject to withholding taxes as described below.

Under the Tax Act, a gain from the sales of common stock by a non-resident will not be subject to Canadian tax, provided the shareholder (and/or persons who do not deal at arm's length with the shareholder) have not held a "substantial interest" in the Company (25% or more of the shares of any class of the Company's stock) at any time in the five years preceding the disposition. Generally, the Tax Convention will exempt from Canadian taxation any capital gain realized by the resident of the United States, provided that the value of the common stock is not derived principally from real property situated in Canada.

Dividends

In the case of any dividends paid to non-residents, the Canadian tax is withheld by the Company, which remits only the net amount to the shareholder. By virtue of Article X of the Tax Convention, the rate of tax on dividends paid to residents of the United States is generally limited to 15% of the gross dividend (or 10% in the case of certain corporate shareholders owning at least 10% of the Company’s voting shares). In the absence of the treaty provisions, the rate of Canadian withholding tax imposed on non-residents is 25% of the gross dividend. Stock dividends received by non-residents from the Company are taxable by Canada as ordinary dividends.

Where a holder disposes of common stock to the Company (unless the Company acquired the common stock in the open market in the manner in which shares would normally be purchased by any member of the public) will result in a deemed dividend to the U.S. holder equal to the amount by which the consideration paid by the Company exceeds the paid-up capital of such stock, the amount of such dividend will be subject to withholding tax as described above.

Capital Gains

A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a class that is listed on a prescribed stock exchange unless the share represents “taxable Canadian property” to the holder thereof. A common share of the Company will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm’s length, or the non-resident holder and persons with whom he/she did not deal at arm’s length owned 25% or more of the issued shares of any class or series of the Company. In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian tax will be payable on a capital gain realized on such shares by reason of the Canada-United States Income Tax Convention 1980) (the “Treaty”) unless the value of such shares is derived principally from real property situated in Canada or the non-resident holder previously held the shares while resident in Canada. However, in such a case, certain transitional relief under the Treaty may be available.

United States Federal Income Tax Consequences

The following is a discussion of material United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended ("the Code"), Treasury Regulations, published Internal Revenue Service ("IRS) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time. In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. Holders and prospective holders of common shares of the Company should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a ("U.S. Holder") includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof and any other person or entity whose ownership of common shares of the Company is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of common shares of the Company is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal Income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its application of this limitation. The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company. This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Company's gross income for such year was derived from certain passive sources (e.g. from dividends received from its subsidiaries), the Company would be treated as a "foreign personal holding company." In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allowable portions of such passive income to the extent the Company does not actually distribute such income.
The Company does not believe that it currently has the status of a "foreign personal holding company".

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company's outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1296 of the Code, depending upon the percentage of the Company's assets which is held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFICs which can have significant tax effects on U.S. Shareholders of foreign corporations. These rules do not apply to non-U.S. shareholders. Section 1296 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income", which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value or, if the Company is a controlled foreign corporation or makes an election, by adjusted tax basis, of its assets that produce or are held for the production of "passive income", is 50% or more.

A U.S. shareholder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. Federal income taxation under one of two alternative tax regimes at the election of each such U.S. shareholder. The following is a discussion of such two alternative tax regimes applied to such U.S. shareholders of the Company.

A U.S. shareholder who elects in a timely manner to treat the Company as a Qualified Electing Fund ("QEF"), as defined in the Code (an "Electing U.S. Shareholder"), will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro-rata share of the Company's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Shareholder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Shareholder, in each case, for the shareholder's taxable year in which (or with which) the Company's taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Shareholder to (i) generally treat any gain realized on the disposition of his Common Shares (or deemed to be realized on the pledge of his Common Shares) as capital, (ii) treat his share of the Company's net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company's annual realized net capital gain and ordinary earnings subject, however, to an interest charge on the deferred taxes. If the Electing U.S. Shareholder is not a corporation, such an interest charge would be treated generally as "personal interest" that can be deducted only when it is paid or accrued an is only 10% deductible in taxable years beginning in 1990 and not deductible at all in taxable years beginning after 1990.

The procedures a U.S. Shareholder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Shareholder's holding period in which the Company is a PFIC. If the U.S. Shareholder makes a QEF election in such first year, i.e. a timely QEF election, then the U.S. Shareholder may make the QEF election by simply filing the appropriate documentation at the time the U.S. Shareholder files its tax return for such first year. If, however, the Company qualified as a PFIC in a prior year during such shareholder's holding period, then in addition to filing documents, the U.S. Shareholder must elect to recognize (i) (under the rules of Section 1291 discussed below), any gain that he would otherwise recognize if the U.S. Shareholder sold his stock on the application date or (ii) if the Company is a controlled foreign corporation, and such shareholder so elects, his/her allocable portion of the Company's post-1986 earnings and profits.

When a timely QEF election is made, if the Company no longer qualifies as a PFIC in a subsequent year, normal code rules will apply. It is unclear whether a new QEF election is necessary if the Company thereafter re-qualifies as a PFIC. U.S. Shareholders should seriously consider making a new QEF election under those circumstances.

If a U.S. Shareholder does not make a timely QEF election in the year in which it holds (or is deemed to have held) the shares in question and the Company is a PFIC (a "Non-resident U.S. shareholder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on disposition (or deemed to be realized by reason by of a pledge) of his/her common shares and (ii) certain "excess contributions", as specially defined, by the Company.

Non-electing U.S. shareholders generally would be required to pro-rata all gains realized on the disposition of his/her common shares and all excess distributions over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. shareholder (other than years prior to the first taxable year of the Company during such U.S. Shareholder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Shareholder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such tax liability had been due with respect to each such prior year. A Non-electing U.S. Shareholder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is partially or wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-electing U.S. Shareholder holds common shares, then the Company will continue to be treated as a PFIC with respect to such common shares, even if it is no longer definitionally a PFIC. A Non-electing U.S. Shareholder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-electing U.S. Shareholders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Shareholders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.

Certain special, generally adverse, rules will apply with respect to the common shares while the Company is a PFIC whether or not it is treated as a QEF. For example under Section 1297(b)(6) of the Code, a U.S. shareholder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

The foregoing discussion is based on existing provisions of the Code, existing and proposed regulations thereunder, and current administrative ruling and court decisions, all of which are subject to change. Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance any of these proposed regulations will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. persons who are shareholders of the Company are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in the Company.

Based on the aforementioned discussion, management does not believe that the Registrant is a "passive foreign investment company".

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of stock of the Company or the total value of the stock of ("United States Shareholder") the Company, could be treated as a "controlled foreign corporation" under Subpart F of the Code. This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata shares of "Subpart F income" (as specially defined by the Code) of the Company and the Company's earnings invested in U.S. property and earnings invested "excess passive assets" (as specifically defined by the Code). In addition, under Section 1248 of the Code, gain from the sale or exchange of common shares of the Company by a U.S. person who is or was a United States shareholder (as defined in the Code) at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the company attributable to the stock sold or exchanged. Because of the complexity of Subpart F., and because it is not clear that the Company is a controlled foreign corporation, a more detailed review of these rules is outside of the scope of this discussion.

Item 11. Disclosures about Market Risk

Not Applicable

Item 12. Description of Other Securities

Not Applicable

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14. Modifications of Rights of Securities Holders and Use of Proceeds

Not Applicable

Part III

Item 17. Financial Statements

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement. The audit report of G. Ross McDonald Chartered Accountant, is included herein immediately preceding the financial statements and schedules.

Audited Financial Statements for Fiscal 2001, Fiscal 2000 and Fiscal 1999

Unaudited Financial Statements for the nine months ended September 30, 2002 and September 30, 2001

Item 18. Financial Statements

The Company has elected to provide financial statements pursuant to ITEM #17.

Item 19. Exhibits

(A1) The financial statements thereto as required under ITEM 17 are attached hereto and found immediately following the text of this Registration Statement. The report of G. Ross McDonald, Chartered Accountant, for the audited financial statements are included herein immediately preceding the audited financial statements.

Audited Financial Statements

Auditor's Report, dated February 21, 2002

Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Difference, dated February 21, 2002

Balance Sheets at December 31, 2001, December 31, 2000, and December 31, 1999.

Consolidated Statements of Operations and Deficit for the years ended December 31, 2001, 2000, and 1999 and Cumulative, inception to December 31, 2001

Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999 and Cumulative, inception to December 31, 2001

Notes to Consolidated Financial Statements

Item 19. Exhibits (continued)

Exhibits:

1. Certificate of Incorporation, Certificates of Name Change Articles of Incorporation and By-Laws (Previously Filed)
2. Instruments defining the rights of holders of the securities being registered (Previously Filed)

3. Voting Trust Agreements – N/A
4. Material Contracts
Revised Purchase Agreement with UMEX dated 11/4/1994 (Previously Filed)
Royalty Agreement between Major General and Richmont Mines dated 5/31/2000 (Previously Filed)
Option/Joint Venture Agreement between the Company and Donner Minerals Ltd. dated November 18, 1995. (Previously Filed)
Option/Joint Venture Agreement between the Company et. al. and Falconbridge Limited dated September 6, 2001. (Previously Filed)
Option Agreement between the Company and Rio Algom dated March 1, 1996. (Previously Filed)
Letter from the Company to Rio Algom regarding the Nepisiguit Property dated March 8, 2001. (Previously Filed)
5. List of Foreign Patents – N/A
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A
8. List of subsidiaries – N/A
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A
10. Other Documents (all previously filed):

Notice of Meeting and Management Information Circular for the Extraordinary General Meeting
Schedule A – Arrangement Resolution
Exhibit 1 to the Arrangement Agreement
Appendix A-1 – Altered Memorandum of Commander Resources Ltd.
Appendix A-2 – Amendment to Articles
Appendix A-3 – List of Diamond Properties
Schedule C – Supreme Court Petition
Schedule D – Section 207 of the Company Act
Schedule E – Draft of Petition
Appendix 1 – Pro-forma Financial Statements
Appendix II – Audited Financial Statements (see Exhibit A1 to this Registration Statement)
Appendix III – Current List of Claims
Information Circular Dated March 23, 2002
Agreement concerning exercise of warrants between Exploration Capital Partners and Major General Resources

<r>MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The financial statements of Major General Resources Ltd. are the responsibility of the Company's management. The financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management's best current estimates.

Management has developed and maintains a system of internal control to ensure that the Company's assets are protected from loss or improper use, transactions are authorized and properly recorded and financial records are reliable.

The Board of Directors carries out its responsibilities for the financial statements principally through its Audit Committee. The Audit Committee meets periodically with management and the auditor to review the financial statements and the results of audit examinations.

G. Ross McDonald, C.A. has audited the financial statements and his report outlines the scope of his examination and gives his opinion on the financial statements.

"William J. Coulter"

William J. Coulter
President

AUDITOR'S REPORT TO THE SHAREHOLDERS

I have audited the balance sheets of Major General Resources Ltd. as at December 31, 2001 and 2000 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards in Canada. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three year period then ended in accordance with generally accepted accounting principles in Canada. As required by the Company Act (British Columbia), I report that in my opinion, these principles have been applied, after giving retroactive effect to the change in the method of accounting for income taxes as explained in Notes 2(j) and 7 to the financial statements, on a consistent basis.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations and cash flows for each of the years in the three year period ended December 31, 2001 and assets and shareholders' equity as at December 31, 2001 and 2000 to the extent summarized in Note 12 to the financial statements.

"G. Ross McDonald"

G. Ross McDonald
Chartered Accountant
February 21, 2002

BALANCE SHEETS

	December 31 2001	2000 (restated – Note 7)
ASSETS		
CURRENT ASSETS:		
Cash and equivalents	$ 1,197,964	$ 2,134,604
Marketable securities (Notes 2(b) and (h))	40,887	21,317
Accounts receivable	155,804	355,339
Prepaid expenses	7,150	3,024
	1,401,805	2,514,284
MINERAL PROPERTIES (Note 3)	8,332,326	7,625,880
CAPITAL ASSETS (Note 4)	9,332	6,151
	$ 9,743,463	$10,146,315
LIABILITIES		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$ 103,736	$ 102,036
FUTURE INCOME TAXES (Note 7)	1,113,326	1,349,344
	1,217,062	1,451,380
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 5)	17,831,447	17,831,447
DEFICIT	(9,305,046)	(9,136,512)
	8,526,401	8,694,935
	$ 9,743,463	$10,146,315

Commitments (Note 9)

Approved by the Directors:

"*Victor A. Tanaka*"
Victor A. Tanaka

"*William J. Coulter*"
William J. Coulter

STATEMENTS OF OPERATIONS AND DEFICIT

	Years Ended December 31		
	2001	2000	1999
		(restated-Note 7)	(restated-Note 7)
REVENUE			
Interest income	$ 77,060	$ 124,109	$ 11,452
Mineral property transactions	55,868	1,319,411	11,227
Administration and other fees	-	26,996	21,490
	132,928	1,470,516	44,169
EXPENSES:			
Salaries and wages	218,454	183,888	191,138
Rent	54,328	52,990	53,822
Investor relations and promotion	44,989	63,264	109,630
Audit and accounting	38,850	28,200	28,910
Office and miscellaneous	37,738	35,830	46,836
Bad debts (Note 8(c))	26,374	-	-
Legal	15,107	26,742	44,194
Transfer agent	6,396	7,749	7,835
Telephone	5,396	8,091	6,047
Regulatory fees	3,815	3,662	9,985
Amortization	3,769	13,240	15,819
	455,216	423,656	514,216
INCOME (LOSS) BEFORE THE FOLLOWING:	(322,288)	1,046,860	(470,047)
Write-off of mineral properties	(24,771)	(404,096)	(66,065)
General exploration	(25,533)	(5,953)	(5,632)
Write down of marketable securities	(31,960)	(16,483)	(48,071)
Gain on sale of marketable securities	-	-	58,550
INCOME (LOSS) BEFORE TAXES:	(404,552)	620,328	(531,265)
FUTURE INCOME TAX (PROVISION) BENEFIT (Note 7)	236,018	(268,995)	(1,080,349)
NET INCOME (LOSS) FOR THE YEAR	(168,534)	351,333	(1,611,614)
DEFICIT AT BEGINNING OF YEAR, AS PREVIOUSLY REPORTED	(7,787,168)	(8,407,496)	(7,876,231)
ADJUSTMENT FOR FUTURE INCOME TAX (Note 7)	(1,349,344)	(1,080,349)	-
DEFICIT AT BEGINNING OF THE YEAR, AS RESTATED	(9,136,512)	(9,487,845)	(7,876,231)
DEFICIT AT END OF YEAR	$ (9,305,046)	$ (9,136,512)	$ (9,487,845)
LOSS PER SHARE	$ (0.01)	$ 0.01	$ (0.04)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	42,099,328	41,873,254	39,065,202

STATEMENTS OF CASH FLOWS

	Years Ended December 31		
	2001	2000 (restated-Note 7)	1999 (restated-Note 7)
OPERATING ACTIVITIES:			
Net income (loss) for the year	$ (168,534)	$ 351,333	$ (1,611,614)
Non-cash items:			
Amortization	3,769	13,240	15,819
Write-off of mineral properties	24,771	404,096	66,065
Write down of marketable securities	31,960	16,483	48,071
Gain on sale of marketable securities	-	-	(58,550)
Mineral property transactions	-	(1,308,610)	-
Future income tax	(236,018)	268,995	1,080,349
Net change in non-cash working capital items:			
Accounts receivable	166,005	(254,811)	(31,428)
Prepaid expenses	(4,126)	2,844	4,381
Accounts payable and accrued liabilities	1,700	(55,524)	51,687
Cash from (applied to) operating activities	(180,473)	561,954	(435,220)
INVESTING ACTIVITIES:			
Proceeds on disposal of marketable securities	-	-	66,050
Proceeds on disposal of mineral property	-	3,300,000	100,000
Mineral properties, net of recoveries	(749,217)	(976,424)	(469,331)
Capital assets	(6,950)	(3,455)	(329)
Cash from (applied to) investing activities	(756,167)	2,320,121	(303,610)
FINANCING ACTIVITIES:			
Shares issued for cash	-	55,140	329,114
Cash from financing activities	-	55,140	329,114
INCREASE (DECREASE) IN CASH	(936,640)	1,813,307	(409,716)
CASH AND EQUIVALENTS AT BEGINNING OF YEAR	2,134,604	321,297	731,013
CASH AND EQUIVALENTS AT END OF YEAR	$1,197,964	$2,134,604	$ 321,297

Supplemental disclosure relating to cash flows (Note 6)

1. NATURE OF OPERATIONS

The Company, directly or through joint ventures, is in the active process of exploring and developing its mineral properties and has not determined whether these properties contain ore reserves which are economically recoverable. The Company is considered to be in the exploration stage.

The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete the development, and future profitable production from the properties or proceeds from disposition.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Cash and equivalents
Cash and equivalents comprise cash and temporary investments which are redeemable at any time prior to their maturity date.

b) Marketable Securities
Marketable securities are carried at the lower of cost or quoted market value. When market value is below cost, any unrealized loss is charged to income.

c) Mineral Properties
The Company capitalizes all costs related to investments in mineral property interests on a property by property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed or the Company's mineral rights are allowed to lapse.

All deferred mineral property expenditures are reviewed, on a property by property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company's assessment of its ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

These costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received. When the amount of recoveries exceeds the total amount of capitalized costs of the property, the amount in excess of costs is credited to income.

d) Joint Ventures
Some of the Company's activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interests in such activities.

e) Capital Assets
Capital assets consisting of office and computer equipment and furnishings are carried at cost. Amortization is provided using the straight line method at an annual rate of 20% from the date of acquisition.

f) Share Capital
Shares issued for non-monetary consideration is recorded at fair market value on the date the shares are issued, as authorized by the Board of Directors of the Company.

g) Stock-Based Compensation Plan
The Company has a fixed stock option plan. No compensation expense is recognized when stock or stock options are issued to directors, employees and consultants. Any consideration paid by directors, employees and consultants on exercise of stock options or purchase of shares is credited to share capital.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

h) Financial Instruments

The carrying value of cash and equivalents, accounts receivable, prepaid expenses, and accounts payable and accrued liabilities approximate their fair values due to the relatively short period to maturity of these instruments.

The quoted market value of marketable securities at December 31, 2001 is $56,886 (2000 - $22,010).

i) Earnings (Loss) Per Share

Earnings (loss) per share is calculated using the weighted average number of shares outstanding during the year. Fully diluted loss per share has not been calculated since the exercise of outstanding options and warrants would have the effect of reducing the loss per share.

j) Income Taxes

k) During 2001, the Company retroactively adopted the new Recommendations of the Canadian Institute of Chartered Accountants for accounting for income taxes, which requires the use of the asset and liability method. This change has been applied retroactively. Under this method for tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets recognized is limited to the amount of the benefit that is likely to be realized.

Prior to adoption of the new recommendations, income tax expenses was determined using the deferral method of tax allocation. Under this method, future income tax expenses was based on differences in the recognition of revenues and expenses for income tax and financial reporting purposes.

l) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management assets include recoverability of mineral properties and amortization periods for capital assets. Actual results could differ from those estimates.

m) Comparative Amounts

Future income taxes for the years ended December 31, 2000 and 1999 have been restated to conform with the current year's presentation.

3. MINERAL PROPERTIES

At December 31, 2001 and 2000, the Company's mineral properties are comprised of properties located in Canada. Expenditures incurred on mineral properties during the years were as follows:

	Sarah Lake	Green Bay*	Misty Lake*	Despinassy	Victoria Island	Other Properties	Total
Balance, December 31, 2000	$1,025,467	$2,433,422	$507,234	$380,697	$423,067	$2,855,993	$7,625,880
Additions during year							
Acquisition costs	-	-	-	-	130,144	17,402	147,546
Exploration costs							
Legal	-	-	-	-	31,558	-	31,558
Licences and fees	-	-	-	-	70,349	42,503	112,852
Geology	30,054	82,127	9,143	8,685	104,111	83,721	317,841
Geophysics	-	9,403	-	500	61,054	5,640	76,597
Geochemistry	295	-	-	-	121,645	436	122,376
Drilling	1,058	86,967	-	79,484	1,242	1,300	170,051
Environment	3,433	-	-	-	-	1,207	4,640
Line Cutting	-	-	-	-	55,138	-	55,138
	34,840	178,497	9,143	88,669	445,097	134,807	891,053
Less:							
Recoveries	-	(64,345)	-	(42,766)	(116,100)	(1,540)	(224,751)
Option Payments	-	(35,000)	-	-	(47,631)	-	(82,631)
	34,840	79,152	9,143	45,903	281,366	133,267	583,671
Total additions during year	34,840	79,152	9,143	45,903	411,510	150,669	731,217
Mineral properties written-off	-	-	-	-	-	(24,771)	(24,771)
Balance, December 31, 2001	$1,060,307	$2,512,574	$516,377	$426,600	$834,577	$2,981,891	$8,332,326

* included in Other Properties in 2000

	Rendell Jackman Hammerdown	Sarah Lake	Despinassy	Victoria Island	Other Properties	Total
Balance, December 31, 1999	$ 2,136,382	$ 522,036	$ 101,171	$ 478,078	$5,781,025	$ 9,018,692
Additions during year						
Acquisition costs	-	-	-	68,750	6,416	75,166
Exploration costs						
Licences and fees	(87)	1,650	9,635	468	47,441	59,107
Geology	39,428	121,623	28,405	321,627	94,095	605,178
Geophysics	11,102	2,860	29,408	129,158	136,966	309,494
Geochemistry	-	-	-	6,255	9,323	15,578
Drilling	-	365,306	237,078	-	2,059	604,443
Environment	-	11,992	-	-	11,497	23,489
Line Cutting	571	-	-	-	82,964	83,535
	51,014	503,431	304,526	457,508	384,345	1,700,824
Less:						
Recoveries	(98,000)	-	-	(556,269)	(41,547)	(695,816)
Option Payments	-	-	(25,000)	(25,000)	(27,500)	(77,500)
	(46,986)	503,431	279,526	(123,761)	315,298	927,508
Total additions (recoveries) during year	(46,986)	503,431	279,526	(55,011)	321,714	1,002,674
Sale of property	(1,991,390)	-	-	-	-	(1,991,390)
Mineral properties written-off	-	-	-	-	(404,096)	(404,096)
Balance, December 31, 2000	$ 98,006	$1,025,467	$ 380,697	$ 423,067	$5,698,643	$ 7,625,880

Certain amounts for the year ended December 31, 2000 have been restated to conform with the current year's presentation.

3. MINERAL PROPERTIES (continued)

a) Sarah Lake Joint Venture, Labrador

The Company has a 48% interest in the Sarah Lake Joint Venture, which was formed in 1998. The joint venture granted an option in 2001 which requires exploration expenditures of $4,000,000 by the optionee to earn a 50% joint venture interest.

b) Green Bay, Newfoundland

The Company holds a 100% interest in the Green Bay property. An option has been granted on the property whereby the optionee can earn a 60% interest by spending $3,500,000 on the property and making cash payments of $200,000.

c) Misty Lake, Northwest Territories

The Company holds a 24% joint venture interest in the Misty Lake property. The joint venture granted an option in 2001 which allows the optionee to earn an initial 35% interest in the property by drilling and encountering kimberlite.

d) Despinassy Gold, Quebec

The Company has a 30% interest in the joint venture, which was formed in 1999. The Company must contribute its pro-rata portion of future exploration and development costs incurred on the property in order to maintain its interest.

e) Victoria Island, Nunavut

The Company owns varying interests in several properties on Victoria Island on which diamond exploration programs are conducted. Some of the interests are represented by joint ventures, some are claims optioned to optionees and some are 100% owned Company claims.

f) Rendell Jackman Property, Newfoundland

The Company owned a 100% interest in the Rendell Jackman Property. Pursuant to a letter agreement dated November 2, 1999, the Company granted an option for the sale of the Hammerdown/Rumbullion Gold Deposit, which comprised 98 hectares of the property. The Company received an initial $100,000 in 1999 and an additional $3,300,000 in 2000 upon the exercise of the option. The Company is entitled to receive, upon commencement of production, a further $600,000 at the rate of $10 per ounce of gold produced from the property in excess of 70,000 ounces to 130,000 ounces and, after 200,000 ounces of gold production, $20 per ounce provided the price of gold exceeds US $290 per ounce.

g) Other Properties

The Company owns several other properties in which it holds interests ranging from 50% to 100%. All the properties are located in Canada. The Company has granted options on some of these properties.

During the year ended December 31, 2001 the Company terminated its option on the Deva property located in Quebec. Accordingly, the Company wrote-off an aggregate $24,771 of acquisition and exploration costs related to this property.

During the year ended December 31, 2000 the Company terminated its option on the Spider Lake property in Ontario and allowed certain mineral licenses in Newfoundland to lapse. Accordingly, the Company wrote-off an aggregate $404,096 of acquisition and exploration costs related to these properties.

4. CAPITAL ASSETS

Capital assets consist of furniture, office and computer equipment, which have an aggregate cost of $125,061 (2000-$118,111), accumulated amortization of $115,729 (2000–$111,960) and net book value of $9,332 (2000-$6,151).

5. SHARE CAPITAL

Authorized: 100,000,000 common shares without par value

	2001		2000	
	No. of Shares	Amount	No. of Shares	Amount
Issued:				
Balance at beginning of year	42,099,328	$17,831,447	41,617,995	$17,750,057
Issued during the year				
For cash				
Exercise of options	-	-	156,000	28,080
Exercise of warrants	-	-	150,333	27,060
For mineral properties	-	-	175,000	26,250
			481,333	81,390
Balance at end of year	42,099,328	$17,831,447	42,099,328	$17,831,447

a) Common Share Purchase Warrants

As at December 31, 2001 the Company had outstanding warrants for the purchase of 984,000 common shares as follows:

Exercise Price	Expiry Date	Outstanding at December 31, 2000	Exercised	Expired	Outstanding at December 31, 2001
$0.40	April 26, 2001	87,500	-	(87,500)	-
$0.10	October 14, 2002	984,000	-	-	984,000
		1,071,500	-	(87,500)	984,000

In September 2001 the Company reduced the exercise price of the warrants to acquire 984,000 common shares from $0.18 to $0.10 per share and also extended the expiry date by one year to October 14, 2002. The warrants also have a forced exercise provision whereby should the closing price of the Company's shares be at $0.13 or greater for a period of ten consecutive trading days, warrant holders will have thirty days in which to exercise the warrants. Failure to do so within the thirty day period would result in the expiry of the warrants on the thirty-first day.

b) Stock Options

Under the Company's stock option plan, options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant. Under the Company's Stock Option Plan, the Company may grant options for up to 8,300,000 common shares. As at December 31, 2001, the Company had stock options outstanding for the purchase of 4,275,000 common shares.

	2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	3,709,000	$0.18	4,665,000	$0.18
Granted	1,013,000	$0.10	-	-
Exercised	-	-	(156,000)	$0.18
Expired/cancelled	(447,000)	$0.18	(800,000)	$0.18
Outstanding at end of year	4,275,000	$0.16	3,709,000	$0.18

The following summarizes information about stock options outstanding at December 31, 2001:

Number of Shares	Weighted Average Exercise Price	Expiry Date
100,000	$0.18	March 20, 2002
1,189,000	$0.18	September 30, 2002
1,140,000	$0.18	July 26, 2003
25,000	$0.18	December 9, 2003
808,000	$0.18	December 14, 2004
1,013,000	$0.10	September 11, 2006
4,275,000		

5. SHARE CAPITAL (continued)

Subsequent to the year ended December 31, 2001, the Company received regulatory approval for the reduction in the exercise price of options to acquire an aggregate 3,162,000 common shares from $0.18 to $0.10 per share. The price reduction on 2,070,000 of these options, granted to directors and officers of the Company, are subject to shareholder approval.

6. SUPPLEMENTAL DISCLOSURE RELATING TO CASH FLOWS

The following material non-cash transactions occurred:

a) During the year ended December 31, 2001, the Company received marketable securities valued at $18,000 as an option payment in relation to a mineral property and received marketable securities valued at $33,530 in settlement of an account receivable from a company related by virtue of a common director.

b) During the year ended December 31, 2000, the Company issued 175,000 common shares valued at $26,250 in relation to its mineral property interests.

Supplemental cash flow information:

The Company received interest income of $41,293 (2000 - $79,979).

7. INCOME TAXES

As at December 31, 2001, the Company has non-capital losses of approximately $1,805,200 which may be applied against future income for Canadian income tax purposes. The potential income tax benefits of these losses have not been recorded in these financial statements. The losses expire as follows:

2003	$ 442,100
2004	284,500
2005	356,200
2006	345,700
2008	376,700
	$1,805,200

Future income tax assets and liabilities are recognized for temporary differences between the carrying amount of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized. Significant components of the Company's future tax assets and liabilities, after applying enacted corporate income tax rates are as follows:

	2001	2000	1999
Rates	44.62%	45.62%	45.62%
Future income tax assets (liabilities)			
Non-capital losses carried forward	$ 805,504	$ 651,739	$ 1,109,013
Capital losses carried forward	61,233	62,605	62,605
Temporary differences on mineral properties	(2,074,975)	(2,144,428)	(2,319,147)
Temporary differences on other assets	94,912	80,740	67,180
Future income tax liabilities, net	$ (1,113,326)	$ (1,349,344)	$ (1,080,349)

The retroactive application of the change in accounting policy to the asset and liability method (Note 2(j)) has the effect of increasing the reported net loss and deficit for the year ended December 31, 1999 by $1,080,349 and reducing the net income and increasing the deficit for the year ended December 31, 2000 by $268,995. An income tax benefit of $236,018 has been recorded for the year ended December 31, 2001.

8. RELATED PARTY TRANSACTIONS

a) The Company shares certain administrative costs with three other companies related by virtue of a common director.
b) Included in accounts receivable is an aggregate of $10,273 (2000 - $47,499) owed by those companies for shared administrative costs. During fiscal 2001, the Company received 335,295 common shares from one of these companies in settlement of $33,530 of accounts receivable. As at December 31, 2001, the shares are still held by the Company.

c) During 2001, the Company wrote-off an aggregate $26,374 of shared costs owed by a company related by virtue of a common director.

9. COMMITMENTS

Pursuant to an agreement which expires on February 28, 2002, the Company leases office premises from a company with a director in common. The Company has entered into a new lease agreement commencing on March 1, 2002 for a two year period expiring on February 29, 2004. The Company's share of annual rental costs is approximately $31,000.

10. SEGMENTED INFORMATION

The Company has one operating segment, mineral exploration and development. All of the Company’s assets are located in Canada.

11. SUBSEQUENT EVENTS

The Company issued 1,600,000 units at $0.10 per unit for gross proceeds of $160,000, pursuant to a private placement. The units consist of one common share and one share purchase warrant exercisable to acquire one additional common share at a price of $0.10 per share to February 14, 2003. A finders fee of 100,000 units was also paid in connection with the private placement.

a) Warrants to acquire 580,500 common shares at $0.10 per share were exercised for gross proceeds of $58,050.

b) The Company granted options to acquire 190,000 common shares exercisable at $0.10 per share to January 10, 2003 as to 90,000 shares, and to January 10, 2007 as to 100,000 shares.

c) The Company is proceeding with the consolidation of its shares on a one-for-three basis and thereafter, a reorganization which involves the transfer of it’s diamond prospects to a newly-formed company in consideration of up to a 2% royalty on diamond production from the properties and the proposed changing of its name to Commander Resources Ltd. Each existing shareholder will receive one share in the new company for each 3.5 post-consolidated shares of the Company. The new company will apply for a listing on the Canadian Venture Exchange (“CDNX”).

All options and warrants outstanding prior to the consolidation will be adjusted by dividing the number outstanding by three and tripling the exercise price, the exercise price shall then be adjusted and the options and warrants separated so as to be exercisable separately for common shares of both the Company and the new company on the basis that for every 3.5 common shares purchasable of the Company, the holder will also be entitled to purchase, separately, one common share of the new company.

The Company will loan $300,000 to the new company, which loan plus accrued interest at 6% per annum, is repayable by March 1, 2004 or may be converted into new diamond company units at a price of $0.50 per unit. Each unit consists of one common share and one half share purchase warrant, each whole warrant is exercisable to acquire one additional share at $0.60 per share for a one year period from the date the new company shares commence trading on the CDNX.

The Company has arranged for a private placement financing of 2,222,222 post-consolidation units at $0.45 per unit for gross proceeds of $1,000,000. A finder’s fee of 7.5% is payable, in units, on the private placement. Each unit will consist of one post-consolidated common share and one warrant exercisable to purchase one additional common share at $0.55 in the first year and at $0.65 in the second year.

The reorganization and transfer of diamond property assets is subject to obtaining a minimum 75% of shareholder approval as well obtaining approvals from the Supreme Court of British Columbia and the CDNX.

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Accounting practices under Canadian and United States generally accepted accounting principles ("GAAP"), as they affect the Company, are substantially the same, except for the following:

a) Marketable Securities:

Under U.S. GAAP, marketable securities considered trading securities would be recorded at market value with any unrealized gains (2001: $15,999, 2000: $693, 1999: $nil) being recorded in operations.

b) Comprehensive Income

Under U.S. GAAP, Financial Accounting Standards Board Statement No .130 (FAS 130), "Reporting Comprehensive Income", established standards for the reporting and display of comprehensive income and its components in general-purpose financial statements. Items defined as other comprehensive income are separately classified in the financial statements and the accumulated balance of other comprehensive income (loss) is reported separately in shareholders' equity on the balance sheet. For fiscal years 2001, 2000 and 1999 the Company's comprehensive income (loss) was the same as its net income (loss).

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

c) Compensatory options:

(i) Employees

Canadian GAAP for employee stock-based compensation is similar to that allowed under US GAAP, whereby share compensation in the form of options granted to employees is not recorded as a compensation expense, but recorded as an addition to share capital at the time the options are exercised. However, US GAAP required additional disclosure of the effects of accounting for stock-based compensation as compensation expense using the fair value method. Pro-forma information regarding net loss and loss per share is required by FAS No. 123, Accounting for Stock-Based Compensation, and has been determined as if the Company has accounted for its employee stock options under the fair value method.

The following summarizes information about employee stock options granted and outstanding at December 31, 2001 and 2000 and changes during the years then ended:

	2001		2000	
	No. of Options	Weighted Average Exercise Price	No. of Options	Weighted Average Exercise Price
Outstanding at beginning of year	2,134,000	$0.18	2,750,000	$0.18
Granted	645,000	$0.10	-	-
Exercised	-	-	(16,000)	$0.18
Cancelled/expired	(214,000)	$0.18	(600,000)	$0.18
Outstanding at end of year	2,565,000	$0.16	2,134,000	$0.18

Summary information about the options outstanding at December 31, 2001 is as follows:

Exercise Price	Options Outstanding December 31, 2001	Weighted Average Remaining Life
$0.18	1,920,000	1.34
$0.10	645,000	1.18
	2,565,000	2.52

The Black-Scholes option valuation model was developed for use in estimating for the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The fair value for these options (see Note 12(c)) at the date of grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions for the fiscal years ended December 31, 2001, 2000 and 1999.

	2001	2000	1999
Risk-free interest rate	1.75%	6.0%	5.0%
Expected dividend yield	-	-	-
Expected stock price volatility	80%	66%	75%
Expected life in years	2.52%	2.0	3.2

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

For the purposes of pro-forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The pro-forma effect on net loss for fiscal year 2001, 2000 and 1999 may not be representative of the actual results had the Company accounted for the stock options using the fair value method. The Company's pro-forma information follows:

	2001	2000	1999
Net loss, under U.S. GAAP (Note 12 (e))	$ (882,155)	$ (246,552)	$ (1,959,870)
Employee stock based compensation expense	(40,614)	-	(78,559)
Pro-forma net loss	$ (922,769)	$ (246,552)	$ (2,038,429)
Basic and diluted loss per share	$ (0.02)	$ (0.01)	$ (0.05)
Pro-forma basic and diluted loss per share	$ (0.02)	$ (0.01)	$ (0.05)
Weighted average number of shares outstanding	42,099,328	41,873,254	39,065,202

Because FAS No.123 applies only to stock-based compensation awards for the fiscal year ended February 29, 1996 and future years, the pro-forma disclosures under FAS No.123 are not likely to be indicative of future disclosures until the disclosures reflect all outstanding, non-vested awards.

(ii) Non-Employees

The following summarizes information about non-employee stock options granted and outstanding at December 31, 2001 and 2000 and changes during the years ended:

	2001		2000	
	No. of Options	Weighted Average Exercise Price	No. of Options	Weighted Average Exercise Price
Outstanding at beginning of year	1,575,000	$0.18	1,915,000	$0.18
Granted	368,000	$0.10	-	-
Exercised	-	-	140,000	$0.18
Cancelled/expired	(233,000)	$0.18	200,000	$0.18
Outstanding at end of year	1,710,000	$0.16	1,575,000	$0.18

Under Canadian GAAP, compensation expense on stock options granted to non-employees is not recorded. Under U.S. GAAP, compensation expense on options granted to non-employees is recorded as an expense in the period the options are vested.

Stock options granted to non-employees are accounted for using the fair value method, in accordance with FAS No. 123. The fair values of the options were estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions for the grants made in 2001, 2000 and 1999:

	2001	2000	1999
Risk-free interest rate	1.75%	6.0%	5.0%
Expected dividend yield	-	-	-
Expected stock price volatility	80%	66%	75%
Expected life in years	2.03	1.68	2.64

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Summary information about the options outstanding at December 31, 2001 is as follows:

Exercise Price	Options Outstanding December 31, 2001	Weighted Average Remaining Life
$0.18	1,342,000	1.02
$0.10	368,000	1.01
	1,710,000	2.03

d) Mineral Properties:

FAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. FAS 121 requires mineral property costs to be expensed as incurred until commercially mineable deposits are determined to exist within a particular property as cash flows cannot be reasonably estimated prior to such determination. Accordingly, for all periods presented, the Company has expensed all mineral property costs for U.S. GAAP purposes.

For Canadian GAAP, cash flows relating to mineral property costs are reported as investing activities. For U.S. GAAP, these costs would be characterized as operating activities.

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

e) The effect of the differences between Canadian GAAP and U.S. GAAP on the balance sheets and statements of operations and cash flows is summarized as follows:

BALANCE SHEETS		2001		2000
Assets under Canadian GAAP	$	9,743,463	$	10,146,315
Adjustments to reconcile to U.S. GAAP				
Unrealized gain on marketable securities		15,999		693
Write-off of capitalized mineral property costs		(8,332,326)		(7,625,880)
Assets under U.S. GAAP	$	1,427,136	$	2,521,128
Shareholders' equity, under Canadian GAAP	$	8,526,401	$	8,694,935
Adjustments to reconcile to U.S. GAAP				
Non-employee stock based compensation expense				
- current year		23,172		-
- prior years		(490,838)		(490,838)
Unrealized gain on marketable securities		15,999		693
Write-off of mineral property costs		(8,332,326)		(7,625,880)
Shareholders' equity (deficiency) under U.S. GAAP	$	(257,592)	$	578,910

STATEMENTS OF OPERATIONS		2001		2000 (restated- Note 7)		1999 (restated- Note 7)
Income (loss) for the year, under Canadian GAAP	$	(168,534)	$	351,333	$	(1,611,614)
Adjustments to reconcile to U.S. GAAP						
Unrealized gain on marketable securities		15,999		693		-
Non-employee stock based compensation expense		(23,172)		-		(15,340)
Option payments and recoveries received in the year		307,383		773,316		198,437
Mineral property costs incurred in the year		(1,038,602)		(1,775,990)		(597,418)
Reversal of write-off of mineral properties, under Canadian GAAP		24,771		404,096		66,065
Loss for the year, under U.S. GAAP	$	(882,155)	$	(246,552)	$	(1,959,870)
Loss per share, under U.S. GAAP	$	(0.02)	$	(0.01)	$	(0.05)
Weighted average number of shares outstanding		42,099,328		41,873,254		39,065,202

STATEMENTS OF CASH FLOWS		2001		2000		1999
Cash from (applied to) operating activities, under Canadian GAAP	$	(180,473)	$	(561,954)	$	(435,220)
Option payments and recoveries received in the year		289,383		4,073,316		198,437
Mineral property costs incurred in the year		(1,038,600)		(1,749,740)		(567,768)
Cash from (applied to) operating activities, under U.S. GAAP	$	(929,690)	$	1,761,622	$	(804,551)
Cash from (applied to) investing activities, under Canadian GAAP	$	(756,167)	$	2,320,121	$	(303,610)
Mineral property costs, net of recoveries, incurred in the year		749,217		(2,323,576)		369,331
Cash from (applied to) investing activities, under U.S. GAAP	$	(6,950)	$	(3,455)	$	(65,721)

COMMANDER RESOURCES LTD.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2002

(Unaudited)

COMMANDER RESOURCES LTD.
(formerly Major General Resources Ltd.)

Balance Sheets

	September 30, 2002 (Unaudited)	December 31, 2001
ASSETS		
Current		
Cash and cash equivalents	$ 1,390,265	$ 1,197,964
Marketable securities (Note 3)	514,837	40,887
Accounts receivable	356,633	155,804
Prepaid expenses	6,644	7,150
	2,268,379	1,401,805
Note receivable (Note 4)	270,000	-
Capital assets and properties		
Mineral property interests (Note 5)	7,030,269	8,332,326
Capital assets (Note 6)	12,438	9,332
	$ 9,581,086	$ 9,743,463
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 40,239	$ 103,736
Future Income taxes	1,113,326	1,113,326
	1,153,565	1,217,062
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	17,608,657	17,831,447
Deferred stock-based compensation (Note 2(b))	1,676	-
Deficit	(9,182,812)	(9,305,046)
	8,427,521	8,526,401
	$ 9,581,086	$ 9,743,463

Approved by the Directors: *"William J. Coulter"* *"Victor A. Tanaka"*

COMMANDER RESOURCES LTD.
(formerly Major General Resources Ltd.)

Statements of Operations and Deficit
(Unaudited)

	Three Months Ended		Nine Months Ended	
	September 30, 2002	September 30, 2001	September 30, 2002	September 30, 2001
Revenue				
Mineral property transactions	$ 155,063	$ -	$ 155,063	$ -
General and administrative expenses				
Audit and accounting	9,447	5,060	36,045	20,850
Amortization	1,256	1,170	3,072	2,382
Annual report and meeting	-	-	34,636	5,981
Consultant	-	-	2,309	-
Investor relations and promotion	14,969	7,044	100,518	20,344
Legal	5,469	4,221	27,532	10,307
Office and miscellaneous	19,361	6,081	45,542	25,732
Regulatory fees	1,268	6,446	13,275	9,876
Rent	9,194	13,513	33,348	40,815
Salaries and benefits	66,479	49,131	172,609	152,613
Telephone	1,122	1,375	3,876	4,107
Transfer agent	3,868	810	16,597	5,634
	132,433	94,851	489,359	298,641
(Income) loss before the following:	(22,630)	94,851	334,296	298,641
Other (Income) Expenses				
Administration fees	-	-	-	(19,583)
Investment income	(3,014)	(18,496)	(472,065)	(63,526)
Property investigation	(2,111)	6,559	13,529	19,906
Stock-based compensation	587	-	1,676	-
Write down of marketable securities	-	2,058	-	2,058
Write off mineral properties	8,418	24,771	8,418	24,771
Gain on sale of marketable securities	-	-	(8,088)	-
(Income) loss for the period	(18,750)	109,743	(122,234)	262,267
Deficit, beginning of period	$ 9,201,812	$ 8,049,435	$ 9,182,812	$ 8,049,435
(Earnings) loss per share	$ (0.00)	$ (0.00)	$ (0.01)	$ 0.01

COMMANDER RESOURCES LTD.
(formerly Major General Resources Ltd.)

Statements of Cash Flows
(Unaudited)

	Three Months Ended		Nine Months Ended	
	September 30, 2002	September 30, 2001	September 30, 2002	September 30, 2001
Cash provided from (used for):				
Operating activities				
Net income (loss) for the period	$ 18,750	$ (109,743)	$ 122,234	$ (262,267)
Items not-involving cash:				
Amortization	1,256	1,170	3,072	2,382
Write off mineral properties	8,418	24,771	8,418	24,771
Investment income received in Marketable securities	-	-	(445,000)	-
Gain on sale of marketable securities	-	-	(8,088)	-
Stock-based compensation	587	-	1,676	-
Write down of marketable securities	-	2,056	-	2,056
Net change in non-cash working capital				
Accounts receivable	(46,254)	26,908	(200,829)	169,100
Prepaid expenses	86	(14,596)	506	(17,214)
Project advances	-	-	-	(69,476)
Accounts payable and accrued liabilities	(5,314)	(54,855)	(63,497)	(28,385)
	(22,471)	(124,287)	(581,508)	(179,031)
Investing activities				
Proceeds from sale of marketable securities	-	-	9,138	-
Loan receivable	-	-	(300,000)	-
Mineral property acquisition and exploration costs	(134,722)	(101,837)	(191,201)	(494,897)
Purchase of capital assets	(3,476)	(5,062)	(6,178)	(5,864)
	(138,198)	(106,899)	(488,241)	(500,761)
Financing activities				
Shares issued for cash	-	-	1,262,050	-
	-	-	-	-
Increase (decrease) in cash and cash Equivalents	(160,669)	(231,186)	192,301	(679,792)
Cash and cash equivalents, beginning of period	1,550,934	1,685,998	1,197,964	2,134,604
Cash and cash equivalents, end of period	$ 1,390,265	$ 1,454,812	$ 1,390,265	$ 1,454,812

For Supplemental Cash Flow Information see Note 10 herein.

COMMANDER RESOURCES LTD.
(formerly Major General Resources Ltd.)

Notes to Financial Statements
September 30, 2002
(Unaudited)

1. Nature of Operations

The Company is in the process of actively exploring and developing its mineral properties and has not determined whether these properties contain ore reserves, which are economically recoverable. The Company is considered to be in the exploration stage.

The recoverability of amounts shown for mineral property interests is dependent upon one or more of the following:

- the discovery of economically recoverable reserves,
- the ability of the Company to obtain financing to complete development , and
- future profitable production from the properties or proceeds from disposition.

On March 4, 2002 the Company entered into an Arrangement Agreement with it's then wholly owned subsidiary, Diamonds North Resources Ltd. ("DNR"), in order to implement a statutory procedure known as an arrangement (the "Arrangement") under Section 252 of the Company Act (British Columbia). The purpose of the Arrangement was to restructure the Company by transferring certain of its mineral property interests to DNR in consideration of DNR assuming the ongoing obligations of the Company with respect to the properties thereof and a gross overriding royalty payable to the Company of up to 1% of production on certain of the transferred properties.

On May 3, 2002 the Company consolidated its share capital on a 1 for 3 basis and changed its name to Commander Resources Ltd. ("Commander"). Pursuant to the Arrangement, each 3.5 issued and outstanding post consolidated common shares of the Company were exchanged for 3.5 new common shares of Commander and one reorganization share of Commander. All of the reorganization shares of Commander were transferred to DNR and in exchange, DNR issued 4,951,032 common shares to the shareholders of Commander. Commander then redeemed all of the reorganization shares held by DNR by transferring its interest in certain of its mineral properties to DNR.

DNR completed an initial public offering and on July 15, 2002 the common shares of DNR were listed for trading on the TSX Venture Exchange (the "Exchange").

Anti-dilution provisions in connection with the outstanding stock options and warrants of the Company provide that the rights of option and warrant holders cannot be altered or restricted as a result of the Arrangement. On May 3, 2002, all options and warrants of the Company outstanding prior to the consolidation were adjusted by dividing the number of options and warrants outstanding by the consolidation factor of 3 and tripling the exercise price. The exercise price was then adjusted and the options and warrants separated so as to be exercisable separately into Commander common shares and DNR common shares on the basis that for every 3.5 common shares purchasable of Commander, the holder thereof will be entitled to purchase, separately, one common share of DNR. A director of the Company is also a director of DNR. As at September 30, 2002, the Company held a 9.4% interest in DNR.

2. Significant Accounting Policies

(a) Basis of Presentation

The accompanying unaudited interim financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim financial statements should be read in conjunction with the Company's financial statements including the notes thereto for the year ended December 31, 2001.

(b) Stock-based Compensation

Effective January 1, 2002, the Company adopted the new accounting standard of the Canadian Institute of Chartered Accountants, Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", for accounting for stock-based compensation expense. Under this standard, compensation expense on stock options granted to non-employees is recorded as an expense in the period the options are vested and is credited to deferred stock-based compensation. When the options are exercised, the proceeds received by the Company, together with the amount in deferred stock-based compensation, will be credited to share capital. Stock-based compensation expense is recorded using the fair-value based method and valued using the Black-Scholes Option Pricing Model.

The Company has elected to follow the intrinsic method of accounting for stock options granted to directors and employees whereby no compensation expense is recognized when stock options are granted if the exercise price of the stock options granted are granted at market value. Any consideration paid by directors and employees on exercise of stock options or purchase of shares is credited to share capital. However, additional disclosure of the effects of accounting for stock-based compensation to directors and employees as compensation expense, using the fair-value based method and valued using the Black-Scholes Option Pricing Model, is disclosed as pro-forma information.

(c) Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method for tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets recognized is limited to the amount of the benefit that is likely to be realized.

The amount of the future income tax liability represents the amount of tax that may be payable in the future should the Company generate taxable income with no income tax basis available to be used as an offset. This amount will differ from any current income taxes payable due to timing differences. As at September 30, 2002 there were no current income taxes payable.

COMMANDER RESOURCES LTD.
(formerly Major General Resources Ltd.)

Notes to Financial Statements
September 30, 2002
(Unaudited)

3. Marketable Securities

Marketable securities are carried at the lower of cost or quoted market value. When market value is below cost, any unrealized loss is charged to income.

Included in marketable securities, as at September 30, 2002, are 167,647 common shares of Fjordland Exploration Inc., a company related by virtue of certain common directors. The Company also holds 950,000 common shares and 30,000 warrants of DNR, a company related by virtue of a common director and in which the Company has a 9.4% interest. As at September 30, 2002, 712,500 shares of DNR are held in escrow and are subject to escrow restrictions (Note 4). The Company has granted an option for the sale of 70,000 DNR shares at a price of $0.30 per share for a two year period which expires on March 31, 2004.

The quoted market value of marketable securities at September 30, 2002 is $649,906.

4. Note Receivable

On March 1, 2002, the Company advanced to DNR a loan in the amount of $300,000 for working capital purposes. The loan bears interest at the rate of 6% per annum. The loan plus accrued interest is payable in cash on or before March 1, 2004. At any time prior to repayment, the loan balance may be convertible, at the sole discretion and option of the Company, into securities of DNR as follows:

i) prior to July 15, 2003, the loan balance or any portion thereof may be converted into units of securities at a conversion price of $0.50 per unit, with each unit consisting of one common share and one-half of one share purchase warrant, with each whole share purchase warrant entitling the Company to purchase one additional common share at a price of $0.60 up to July 14, 2003, whereupon the share purchase warrants will expire; and

ii) on or after July 15, 2003, the loan balance or any portion thereof may be converted into common shares only at a conversion price of $0.50 per share.

In consideration of the loan, the Company received 890,000 common shares of DNR valued at $0.50 per share. These shares, and any shares issued upon conversion of the loan, are held in escrow and will be released in four equal installments, commencing on July 15, 2002 and then every six months thereafter.

On June 20, 2002, the Company received 60,000 common shares and 30,000 warrants of DNR in payment of $30,000 of the principal portion of the loan.

COMMANDER RESOURCES LTD.
(formerly Major General Resources Ltd.)

Notes to Financial Statements
September 30, 2002
(Unaudited)

5. Mineral Property Interests

At September 30, 2002, the Company's mineral properties are comprised of properties located in Canada. Expenditures incurred on mineral properties are as follows:

	Sarah Lake	Green Bay	Misty Lake	Despinassy	Victoria Island	Other Properties	Total
Balance, December 31, 2001	$1,060,307	$2,512,574	$516,377	$426,600	$834,577	$2,981,891	$8,332,326
Additions during period							
Acquisition costs	-		-	-	-	8,809	8,809
Exploration costs							
Administration	-	163	-	-	-	-	163
Licenses and fees	-	-	-	-	2,930	5,551	8,481
Geology	14,803	19,872	2,004	1,855	36,466	22,923	97,923
Geophysics	-	28,724	800	-	1,510	125	31,159
Line cutting	-	4,398	-		-	-	4,398
Drilling	46,514	-	-	-	-	1,200	47,714
	61,317	53,157	2,804	1,855	40,906	38,608	198,647
Less:							
Recoveries	-	-	-	-	(7,446)	-	(7,446)
Total additions during period	61,317	53,157	2,804	1,855	33,460	38,608	191,201
Reorganization (Note 1)	-	-	(519,181)	-	868,037	(97,622)	(1,484,840)
Mineral properties written Off	-	(8,418)	-	-	-	-	(8,418)
Balance, September 30, 2002	$1,121,624	$2,557,313	-	$428,455	-	$2,922,877	$7,030,269

(a) Sarah Lake Joint Venture, Labrador
The Company has a 48% interest in the Sarah Lake Joint Venture, which was formed in 1998. The joint venture granted an option in 2001, which requires exploration expenditures of $4,000,000 by the optionee to earn a 50% joint venture interest.

(b) Green Bay, Newfoundland
The Company holds a 100% interest in the Green Bay property.

(c) Despinassy Gold, Quebec
The Company has a 30% interest in the joint venture, which was formed in 1999. The Company must contribute its pro-rata portion of future exploration and development costs incurred on the property in order to maintain its interest.

(d) Victoria Island, Nunavut and Misty Lake, Northwest Territories
The Company owned varying interests in several properties on Victoria Island on which diamond exploration programs were conducted. Some of the interests were represented by joint ventures, some were claims optioned to optionees and some were 100% owned Company claims. The Company also holds a 24% joint venture interest in the Misty Lake property. On May 3, 2002, pursuant to an Arrangement (Note 1), the Company transferred its interest in the Victoria Island properties, the Misty Lake Joint Venture, and in certain other properties, included in Other Properties, to DNR in consideration of a gross overriding royalty of up to 1% of production on certain of the transferred properties.

COMMANDER RESOURCES LTD.
(formerly Major General Resources Ltd.)

Notes to Financial Statements
September 30, 2002
(Unaudited)

5. Mineral Property Interests (continued)

(e) Other Properties
The Company owns several other properties in which it holds interests ranging from 50% to 100%. All the properties are located in Canada. The Company has granted options on some of these properties.

6. Capital Assets

	Cost	Accumulated Amortization	Net Book Value
Furniture and fixtures	$ 45,778	44,451	1,327
Computer Equipment	85,460	74,349	11,111
	$ 131,238	118,800	12,438

7. Share Capital

(a) Authorized
100,000,000 common shares without par value

(b) Issued and outstanding common shares

	Number of Shares	**Amount**
Balance, December 31, 2001	42,099,328	$ 17,831,447
Issued for cash:		
Private placement, net of issue costs (Note 7(d)(1))	1,700,000	160,000
Private placement, net of issue costs (Note 7(d)(ii))	7,166,667	1,000,000
Warrants	980,500	98,050
Stock Options	40,000	4,000
Consolidation:		
One for three consolidation (Note 7©)	(34,657,664)	-
Transfer to reorganization shares on exchange of old common shares for new common shares and reorganization shares (Note 1)	-	(1,484,840)
Balance, September 30, 2002	17,328,831	$ 17,608,657

COMMANDER RESOURCES LTD.
(formerly Major General Resources Ltd.)

Notes to Financial Statements
September 30, 2002
(Unaudited)

7. Share Capital (continued)

(c) Consolidation
On May 3, 2002, pursuant to an Arrangement (Note 1), the Company completed its restructuring. All shareholders of record received one share of Commander Resources Ltd. for every three shares of Major General Resources Ltd. In addition, shareholders of record received one share of DNR for every three and one-half shares of Commander Resources Ltd. shares held. Shares outstanding to shareholders after the restructuring were: Commander Resources Ltd. 17,328,831 and DNR 4,951,032.

(d) Private Placement

(i) In February 2002 the Company completed a private placement of 1,600,000 units at $0.10 per unit for gross proceeds of $160,000. A finder's fee of 100,000 units was also paid in connection with the private placement. Each unit consists of one common share and one share purchase warrant exercisable to acquire one additional common share at a price of $0.10 per share to February 14, 2003.

(ii) In February 2002 the Company completed a private placement of 6,666,667 units at $0.15 per unit for gross proceeds of $1,000,000. A finder's fee of 500,000 units was also paid in connection with the private placement. Each unit consists of one common share and one share purchase warrant exercisable to acquire one additional common share at a price of $0.183 per share to February 28, 2003 and at a price of $0.216 to February 28, 2004.

(e) Stock Options

Options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant. Under the Company's Stock Option Plan, the Company may grant options for up to 2,766,667 common shares. Vesting of options is made at the discretion of the board of directors at the time the options are granted. As at September 30, 2002, the Company had stock options outstanding for the purchase of 1,045,325 common shares, all of which are exercisable as at the period end.

	Shares	Weighted Average Exercise Price	
Outstanding at December 31, 2001	4,275,000	$0.16	(1)
Granted	190,000	$0.10	(1)
Exercised	(40,000)	$0.10	(1)
Expired	(100,000)	$0.18	(1)
Consolidation 1 for 3	(2,883,343)	-	(1)
	1,441,657	$0.23	
Expired	(396,332)	$0.23	
Outstanding at September 30, 2002	1,045,325	$0.23	

COMMANDER RESOURCES LTD.
(formerly Major General Resources Ltd.)

Notes to Financial Statements
September 30, 2002
(Unaudited)

7. Share Capital (continued)

(e) Stock Options (continued)

(i) Pursuant to the reorganization of the Company (Note 1) and consolidation of its share capital on a 1 for 3 basis, all outstanding options were also consolidated on a 1 for 3 basis and their respective exercise prices were adjusted to $0.23 per share.

The following summarizes information about stock options outstanding at September 30, 2002:

Number of Shares	Weighted Average Exercise Price	Expiry Date
30,000	$0.23	January 10, 2003
379,998	$0.23	July 26, 2003
8,333	$0.23	December 9, 2003
269,330	$0.23	December 14, 2004
324,331	$0.23	September 11, 2006
33,333	$0.23	January 10, 2007
1,045,325	$0.23	

Pursuant to the new CICA policy of accounting for stock based compensation, compensation expense on stock options granted to directors and employees, using the fair-value based method, isdisclosed as pro-forma information.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions as at September 30, 2002:

Risk-free interest rate	3.79%
Expected dividend yield	-
Expected stock price volatility	83.69%
Expected option life in years	4

The pro-forma effect on net income and earnings per share for the period ended September 30, 2002 of the actual results had the Company accounted for the stock options granted to directors and employees using the fair-value based method is as follows:

Net income for the period		
Reported	$	122,234
Stock-based compensation expense	$	(6,725)
Pro-forma	$	115,509
Basic and diluted earnings per share		
Reported	$	0.01
Pro-forma	$	0.01

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

COMMANDER RESOURCES LTD.
(formerly Major General Resources Ltd.)

Notes to Financial Statements
September 30, 2002
(Unaudited)

7. Share Capital (continued)

(f) Warrants

At September 30, 2002 the Company has outstanding warrants to purchase an aggregate 2,955,554 common shares as follows:

Exercise Price	Expiry Date	Outstanding at December 31, 2001	Issued	Exercised	Expired/Consolidated	Outstanding at September 30, 2002
$0.23	Oct 15, 2002	984,000	-	(980,500)	(3,500)	-
$0.23	Jan 15, 2003	-	1,700,000	-	(1,133,334)	566,666
$0.43/0.505	Feb 28, 2003/04	-	7,166,667	-	(4,777,779)	2,388,888
		984,000	8,866,667	(980,500)	(5,914,613)	2,955,554

8. Related Party Transactions

In addition to the marketable securities disclosed in Note 3 and the note receivable disclosed in Note 4, the Company has the following related party transactions and balances:

(a) The Company shares certain administrative costs with two other companies related by virtue of a common director. Included in accounts receivable is an aggregate of $8,399 owed by these companies for shared administrative costs.

(b) Included in accounts receivable is an amount of $216,103 owed by DNR for costs paid by the Company on behalf of DNR.

9. Segmented Information

The Company has one operating segment, mineral exploration, and all assets of the Company are located in Canada.

10. Supplemental Cash Flow Information

	2002	2001
Significant non-cash operating, investing and financing activities:		
Operating activities:		
Investment income received in marketable securities	$ 445,000	$ -
Marketable securities received in settlement of account receivables	-	33,530
Investing activities:		
Loan payment received in marketable securities	30,000	-
Mineral properties sold pursuant to reorganization	1,484,840	-
Other cash flow information:		
Interest received	$ 15,124	$ 33,799

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Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Commander Resources Ltd.
Registrant

Dated: April 3, 2003

Signed: /S/ William Coulter
William Coulter,
President and Director